    As filed with the Securities and Exchange Commission on October 29, 1998

                                                  Registration No. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933
                                  ------------
                            REYNARD MOTORSPORT, INC.
             (Exact name of Registrant as specified in its charter)

         Delaware                                    3711                               52-2121044
(State or other jurisdiction of           (Primary Standard Industrial       (I.R.S. Employer Identification No.)
incorporation or organization)            Classification Code Number)

                         8431 Georgetown Road, Suite 700
                           Indianapolis, Indiana 46268
                                 (317) 824-5600
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 Alex Hawkridge
                             Chief Executive Officer
                         8431 Georgetown Road, Suite 700
                           Indianapolis, Indiana 46268
                                 (317) 824-5600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                -----------------
                                   Copies to:

             Jack A. Bjerke                             Bruce S. Mendelsohn
            Amy M. Shepherd                               Paul A. Belvin
Kegler, Brown, Hill & Ritter Co., L.P.A.     Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          65 East State Street                    1333 New Hampshire Avenue, N.W.
               18th Floor                             Washington, D.C. 20036
           Columbus, OH 43215                             (202) 887-4000
             (614) 462-5400                          Facsimile (202) 887-4288
        Facsimile (614) 462-5419

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
    Title of each class of securities             Proposed maximum aggregate        Amount of registration fee
             to be registered                         offering price (1)
--------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share:
   Shares issued in public
    Offering..........................                   $57,500,000                          $15,985
==============================================================================================================

(1) Estimated, pursuant to Rule 457(a) and (f), solely for the purpose of calculating the registration fee.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. REYNARD MOTORSPORT, INC. MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND REYNARD MOTORSPORT, INC. IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES TO ANYONE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.


PROSPECTUS (Not Complete)
Issued October 29, 1998
                               ___________ Shares

                                     [Logo]

                            REYNARD MOTORSPORT, INC.

                                  COMMON STOCK
                                    _________

         Reynard Motorsport, Inc. ("Reynard") is offering shares of common stock. This is Reynard's initial public offering, and no public market currently exists for Reynard's shares. Reynard anticipates that the initial public offering price for its shares will be between $____ and $____ per share. After the offering, the market price for Reynard's shares may be outside of this range.
                                    _________

         Reynard will apply to list the common stock on the New York Stock Exchange under the symbol "___."

                                    _________

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE ____.

                                    _________

                              PRICE $____ PER SHARE

                                    _________

                                            DISCOUNTS AND             OFFERING
                      PUBLIC                COMMISSIONS TO           PROCEEDS TO
                  OFFERING PRICE             UNDERWRITERS              COMPANY
                  --------------             ------------              -------
PER SHARE         $                          $                         $
TOTAL             $                          $                         $

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The Selling Stockholders have granted the underwriters the right to purchase up to an additional ___ shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. NationsBanc Montgomery Securities LLC expects to deliver the shares of common stock to investors on _________, 1999.

                                    _________

NationsBanc Montgomery Securities LLC

                                Wheat First Union

                                _____________, 1998       Josephthal & Co. Inc.

                                    [PHOTOS]

















         References in this prospectus to racing cars that are designed, engineered and manufactured by Reynard are to complete racing cars, excluding tires, engines, transmissions and shock absorbers. Fiscal year references are to the fiscal year ended September 30. Certain information in this prospectus has been translated into U.S. dollar amounts from pound sterling amounts. Unless otherwise indicated, the translations of pound sterling amounts into U.S. dollar amounts have been made at (pound)_____ = $_____, which is the noon buying rate in the City of New York for cable transfers in pounds sterling for customs purposes by the Federal Reserve Bank of New York on _____________, 1998.

         References in this prospectus to the "Company" or to "Reynard" mean Reynard Motorsport, Inc. and its subsidiaries and affiliates and their predecessors.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary is not complete. It may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.

         Unless otherwise stated, all of the information contained in this prospectus assumes that the underwriters have not exercised their over-allotment option to purchase up to _____ shares of common stock. The information in this prospectus has been adjusted to reflect a ____-for-____ stock split of the common stock effected on ____________, 1999.

                               REYNARD MOTORSPORT

         Reynard is one of the world's leading designers and manufacturers of production racing cars and other high performance specialty vehicles. Since the Company's inception 25 years ago, our goal has been to dominate every race and win each championship in every series we enter. Cars that we have designed and produced have a long history of winning races and setting records in many of the world's most competitive racing series. Our history of winning is reflected by our operating performance, with sales growing at a compound annual growth rate of 51.9% from 1994 to 1997. During 1998, our racing cars were used by some of the world's best drivers, including Alex Zanardi, Jimmy Vasser, Greg Moore, Gil DeFerran, Dario Franchitti, Mark Blundell, Adrian Fernandez and Bobby Rahal. A majority of the current drivers in the Formula One World Championship ("Formula One"), the most prestigious international racing series, have competed in one of our racing cars during their career, including World Champions Jacques Villeneuve, Michael Schumacher and Damon Hill.

         We design, manufacture and sell racing cars for competition in (1) the CART Series, the premier open-wheel motorsports series in North America, (2) Formula Nippon, the Formula 3000 open-wheel racing series in Japan (the "Formula Nippon Series"), and (3) the Barber Dodge Pro Series, an open-wheel one make development series in the United States (the "Barber Dodge Series"). We also design and engineer touring and sports racing cars in conjunction with automobile manufacturers, such as Ford, Chrysler, Panoz Automotive Development Company ("Panoz") and Dodge, for competition in international championships. British American Racing ("BAR") will make its debut in Formula One in 1999. BAR is a joint venture in which we are partners with British American Tobacco and Mount Eagle, Inc.

         We operate integrated design, production and testing facilities in Oxfordshire, England, often referred to as the Motorsport Valley. We also operate a North American headquarters and testing facility in Indianapolis, Indiana. We employ over 230 people, of which over 85% are highly skilled and well educated designers, engineers and other specialized technicians. Our employees utilize the most advanced technology in the design and engineering of racing cars, with a focus on maximizing aerodynamic efficiency, while continuing to develop improved safety features.

                          OUR KEY COMPETITIVE STRENGTHS

         HISTORY OF WINNING. Since the beginning of fiscal 1994, our racing cars have won a total of 81 races, including six championships in the CART Series, Formula 3000 competition and the Formula Nippon Series. Since winning our first race in the CART Series with driver Michael Andretti in 1994, our racing cars have achieved a total of 54 pole positions (fastest qualifying times) and 49 wins. We also have won the Constructor's Award for the CART Series each year from 1995 through 1998. As a result of our winning track record, we supplied 22 of the 28 full-season entries in the 1998 CART Series. We have received orders through October 20, 1998 to supply 37 racing cars for the 1999 CART Series and orders for 13 racing cars for the 1999 Formula Nippon Series.

         LEADER IN THE DEVELOPMENT AND APPLICATION OF MOTORSPORTS TECHNOLOGY. We employ a scientific, rather than the traditional trial and error approach, in the design, engineering and manufacture of racing cars. We use simultaneous engineering, which includes computer-aided engineering, design and manufacturing systems. With these systems, we can develop and manufacture a racing car, from initial design to final assembly, in a period of a few months. We analyze the aerodynamic effects on a racing car in simulated race settings by (1) developing and applying computational fluid dynamics ("CFD"), (2) applying finite element analysis, and (3) testing at our wind tunnel facilities. We use the results of these tests to engineer our racing cars. We believe that our participation at the highest level of motorsports, such as the CART Series and Formula One, enhances our ability to effectively develop and apply highly advanced technology to the design, development and production of racing cars for junior formulae.

         STRATEGIC RELATIONSHIP WITH BRITISH AMERICAN RACING IN FORMULA ONE. BAR will field a two-car team in the 1999 Formula One World Championship. The 1997 Formula One World Champion driver, Jacques Villeneuve, will drive one of the racing cars that will be designed and engineered by BAR. Dr. Reynard is the Technical Director of BAR. Malcolm Oastler, who serves as our Technical Director, is the Chief Designer of BAR. We believe that British American Tobacco selected Reynard to be one of their joint venture partners in BAR as a result of our reputation and expertise. British American Tobacco has entered into a long-term sponsorship agreement to fund what we believe to be one of the most significant sponsorship budgets in Formula One. As a result of the joint venture, we have access to certain of BAR's technological know how (not in written or machine readable form). We believe that this access to research and development ideas will enhance our other motorsports projects by improving our knowledge database and methodology.

         HIGHLY EXPERIENCED MANAGEMENT AND OPERATING TEAM. We attribute much of our success to our management team. Our senior management team is composed of former racing car drivers, managers, race team members and motorsports enthusiasts who are highly experienced and well known within the motorsports sector. The members of our senior management team have an aggregate of over 75 years of service with the Company.

         We also have developed a corporate culture that provides exceptional training to young designers and engineers. By personally interviewing and recruiting each applicant, Dr. Reynard and the other members of the senior management team attempt to identify those skilled engineering students who they believe will excel in our unique culture and environment. We believe that this recruiting process and corporate culture has enabled us to attract, retain and develop a team of highly skilled designers, engineers and technical staff. Upon completion of the offering, officers and employees of the Company will beneficially own approximately ___% of the outstanding common stock.

         COMMITMENT TO CUSTOMER SERVICE. We believe that service is an integral component of sales. We demonstrate our commitment to service by assigning a liaison engineer to each Reynard racing car in the CART Series. We also have a Reynard engineer present at each CART event to monitor the Reynard racing cars. This allows us to respond quickly to customer questions and concerns and to receive valuable information for the continued development of our racing cars and equipment.

         VERTICALLY INTEGRATED OPERATIONS. We have the ability to design, engineer and manufacture the majority of the components of a racing car. Through our vertically integrated operations, we are able to:

o maintain higher quality control standards in the production of all components of the racing car;
o    improve operating margins by lowering costs; and
o    control the timing of production and delivery of our products.

         With the pending acquisition of Gemini Transmissions Limited ("Gemini"), which manufactures gearbox and transmission systems, we will be able to manufacture substantially all of the parts necessary to deliver a rolling chassis to the customer.

                              OUR GROWTH STRATEGY

         CAPITALIZE ON GROWTH OPPORTUNITIES WITHIN EXISTING RACE SERIES. We intend to increase our presence in the race series in which we are currently involved. We believe we will grow our business in existing series through:

         o Capitalizing on the continued expansion of the CART Series and other existing series. We believe we will continue to grow as these series grow through (1) increases in popularity, (2) expansion of the number of races and competitors, (3) increases in development budgets, and (4) expansion internationally. With such expansion, we can increase sales to existing customers who will require additional high margin equipment, spare parts and services. In addition, we intend to construct a composite manufacturing and repair facility in Indianapolis, Indiana. This facility will support parts sales and repair work that currently is performed in-house by individual CART teams.

         o Introduction of a newly designed racing car for the 1999 Formula Nippon Series. We believe the new design will result in increased sales of racing cars and spare parts in this series.

         o Expansion of our presence in the touring and sports car racing programs. Major automobile manufacturers increasingly view success in these programs as an effective way to market their products and increase their prestige. We are planning the production of a world sports car to be designed and manufactured in conjunction with a major automobile manufacturer. We are currently engaged in discussions with two major international automobile manufacturers regarding this project.

         ENTER NEW RACE SERIES AND CONTRACTS WITH NEW CUSTOMERS. We intend to selectively enter additional motorsports markets through the sale of racing cars and equipment and through the sale of technological support. We continuously evaluate existing opportunities to design and produce racing cars or provide other support services for a number of race series including: (1) the Indy Racing League ("IRL"), (2) Formula 3000, (3) Indy Lights, and (4) Toyota Atlantic. In addition, we will provide certain contract manufacturing services and show cars to BAR in its early stages, on a commercial basis, for the upcoming Formula One racing season. Show cars are replicas of actual racing cars that are used by sponsors to promote their association with motorsports.

         INTRODUCE NEW HIGHER MARGIN SERVICES. We believe that a significant portion of our future growth will be in the form of expanded sales of higher margin services to our motorsports customers. These services include computational fluid dynamics analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, our customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and can apply the results of such tests to maximize their performance.

         We have designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis, Indiana. We sell time in the wind tunnel to CART racing teams and others on a fee-per-usage basis. In 1999, we will construct a seven post suspension rig testing facility in Indianapolis. We will sell time on the suspension rig to CART racing teams and others on a fee-per-usage basis.

         LEVERAGE MOTORSPORTS TECHNOLOGY. We intend to selectively expand our high margin non-motorsports operations by applying the technological and engineering resources we have developed in the motorsports sector to other industries. We believe that our highly skilled designers and engineers can apply our advanced technology in all areas where wind resistance, weight, fuel conservation and/or safety concerns are factors. For example, based on our design and engineering capabilities, Virgin Airlines selected Reynard to design and develop a light-weight, strong, fully-reclining business class aircraft seat. The aircraft seat is currently in the production phase.

         To further support efforts outside of motorsports, we plan to open a computer-aided design office in Detroit, Michigan. This office will target design and engineering projects within the automotive industry, and leverage the relationships we have developed through motorsports with the major automobile manufacturers such as Ford and Chrysler. Although our primary focus will remain in the motorsports industry, we intend to capitalize on opportunities outside the motorsports sector when they arise.

         SELECTIVE ACQUISITIONS. We believe a number of opportunities exist to make selective strategic acquisitions within the motorsports industry. We will generally seek to acquire companies that:

         o    complement and expand our current operations
         o    have an experienced management team
         o    have an industry leading reputation
         o    have strong customer and supplier relationships

         Our acquisition of Gemini meets these objectives by further integrating our current operations and providing state-of-the-art equipment in a highly specialized business. We believe that the relationships Gemini has developed with Audi, BMW, Mercedes and Volkswagen, as well as many other industry customers, will add strategic value to our future growth. We will continue to evaluate methods to further enhance our vertical integration.

                                  THE OFFERING

COMMON STOCK OFFERED (a)..................................           _______ shares

SHARES TO BE OUTSTANDING AFTER THE OFFERING (B)...........           _______ shares

VOTING RIGHTS.............................................           Holders of common stock will have one vote per
                                                                     share.

DIVIDEND POLICY...........................................           We do not plan to pay cash dividends in the near
                                                                     term.

USE OF PROCEEDS...........................................           We estimate that we will receive net proceeds from
                                                                     the offering of approximately $_____ million.
                                                                     From the proceeds, we expect to:

                                                                     o     Use approximately $12.4 million to
                                                                           acquire Gemini;

                                                                     o     Use approximately $10.4 million to repay
                                                                           a loan to Reynard from Dr. Reynard;

                                                                     o     Use $____ million to fund future growth and
                                                                           for working capital purposes. These purposes
                                                                           include purchasing additional computer equipment
                                                                           and constructing new facilities.

RISK FACTORS..............................................           For a discussion of certain risks you should
                                                                     consider before investing in the common stock, see
                                                                     "Risk Factors."

PROPOSED NEW YORK STOCK EXCHANGE SYMBOL...................           ________



(a) Excludes ____ shares issuable upon exercise of the over-allotment option granted to the underwriters by the Selling Stockholders. The over-allotment option is described in "Underwriting."

(b) Excludes ____ shares reserved for issuance under our stock option plans. See "Management - Stock Option Plans."

                                 REORGANIZATION

         Reynard Motorsport, Inc., a Delaware company, was formed in September 1998 to become the parent company of Reynard Motorsport Limited, a U.K. company. We expect that in early November 1998, all of the current shareholders of Reynard Motorsport Limited and its U.K. operating subsidiaries will exchange their current equity interests for shares of common stock of Reynard Motorsport, Inc. (the "Reorganization"). Our primary operating subsidiaries were Reynard Composites, Reynard Special Vehicle Projects, Reynard Racing Cars, Reynard

 Racing Designs and Reynard North America, Inc. For purposes of this prospectus, we have assumed that the Reorganization has occurred.

                               RECENT DEVELOPMENTS

         On October 26, 1998, we entered into an agreement to acquire Princetown Holdings Limited, the sole owner of Gemini, for an aggregate of $14.64 million, including $12.4 million payable in cash and the assumption of certain finance lease obligations (the "Gemini Acquisition"). Gemini manufactures and assembles gearboxes, gearbox components, suspension components and machined items for various automobile companies and motorsports teams. Gemini utilizes state-of-the-art equipment with advanced precision capabilities that are not generally available to its competitors in the U.K. This acquisition will further integrate our current operations in the production of racing cars. We expect the Gemini Acquisition will close concurrently with the completion of our initial public offering. A portion of the proceeds from the offering will be used to pay the purchase price for Gemini. See "Use of Proceeds" and "Business - Production" for a discussion of the terms of the Gemini Acquisition and for a discussion of Gemini's business.

                         SUMMARY COMBINED FINANCIAL DATA

         The following summary combined financial data as of and for the years ended September 30, 1993, 1994, 1995, 1996 and 1997 and the nine months ended June 30, 1997 and 1998 are derived from the Company's Combined Financial Statements. The unaudited pro forma financial information gives effect to (1) the Gemini Acquisition, (2) the Reorganization, and (3) the offering, as if each of these events had occurred on October 1, 1996 and 1997. The summary combined financial data below should be read in conjunction with "Selected Combined Financial Data," the Company's Combined Financial Statements and related notes thereto, the Unaudited Pro Forma Condensed Consolidated Financial Information and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this prospectus.

                                                             YEAR ENDED                                     NINE MONTHS
                                                            SEPTEMBER 30,                                  ENDED JUNE 30,
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                     HISTORICAL                                    PRO
                                                                                                                  FORMA
                                             1993         1994          1995          1996          1997          1997
                                                                   (in thousands, except per share amounts)
REVENUES:
     Products.........................     $ 8,371      $ 12,079      $ 18,952      $ 22,406      $ 39,039      $ 42,196
     Services.........................       1,254         2,147         2,701         6,493        10,803        10,803
     Other revenue....................          --            --            --            --            --            19
                                           -------      --------      --------      --------      --------      --------
          Total Revenues..............       9,625        14,226        21,653        28,899        49,842        53,018
                                           -------      --------      --------      --------      --------      --------

COST OF GOODS SOLD:
     Products.........................       5,661        10,375         8,814         9,928        19,502        20,928
     Services.........................         446           817         1,232         3,750         5,951         5,951
                                           -------      --------      --------      --------      --------      --------
          Total cost of goods sold....       6,107        11,192        10,046        13,678        25,453        26,879
                                           -------      --------      --------      --------      --------      --------

GROSS PROFIT                                 3,518         3,034        11,607        15,221        24,389        26,139

GENERAL AND ADMINISTRATIVE EXPENSES...       3,421         2,276        11,285        13,766        21,462        17,205
                                           -------      --------      --------      --------      --------      --------

INCOME FROM OPERATIONS                          97           758           322         1,455         2,927         8,934
     Share of loss in equity
      investment......................          --            --            --            --            --            --
     Minority interest in loss of
      Subsidiary......................          --            --            --            --            --            --
     Interest income..................          31            10           165           166           171           171
     Interest expense.................         (64)          (41)          (20)           --            --          (144)
                                           -------      --------      --------      --------      --------      --------

INCOME (LOSS) BEFORE INCOME TAXES               64           727           467         1,621         3,098         8,961

INCOME TAX EXPENSE                              18           175           114           563         1,105         3,053
                                           -------      --------      --------      --------      --------      --------

NET INCOME (LOSS)                          $    46      $    552      $    353      $  1,058      $  1,993      $  5,908
                                           =======      ========      ========      ========      ========      ========

EARNINGS (LOSS) PER  SHARE  --
Basic and diluted                          $   .02      $    .19      $    .12      $    .36      $    .68      [      ]
                                           =======      ========      ========      ========      ========      ========

WEIGHTED  AVERAGE SHARES  OUTSTANDING -
BASIC AND DILUTED                            2,944         2,944         2,944         2,944         2,944
                                           =======      ========      ========      ========      ========      ========

OTHER DATA:
     Gross margin......................       36.6%         21.3%         53.6%         52.7%         48.9%         49.3%
     Operating margin..................        1.0%          5.3%          1.5%          5.0%          5.9%         16.9%
     Depreciation and amortization.....    $   206      $    251      $    408      $    535      $    898      $  2,394
     Capital and tooling expenditures..    $   473      $    874      $    650      $  1,963      $  3,494      $  4,004


                                                   HISTORICAL               PRO
                                                                           FORMA
                                                1997         1998           1998
REVENUES:
     Products..........................       $ 34,098      $ 40,881      $ 43,075
     Services..........................          8,349         9,882         9,882
     Other revenue.....................             --            --            47
                                              --------      --------      --------
          Total Revenues...............         42,447        50,763        53,004
                                              --------      --------      --------

COST OF GOODS SOLD:
     Products..........................         16,878        21,713        22,603
     Services..........................          3,344         3,944         3,944
                                              --------      --------      --------
          Total cost of goods sold.....         20,222        25,657        26,547
                                              --------      --------      --------

GROSS PROFIT                                    22,225        25,106        26,457

GENERAL AND ADMINISTRATIVE EXPENSES....         15,821        20,122        15,336
                                              --------      --------      --------

INCOME FROM OPERATIONS                           6,404         4,984        11,121
     Share of loss in equity
      investment.......................             --        (5,310)       (5,310)
     Minority interest in loss of
      Subsidiary.......................             --           106           106
     Interest income...................            144            21            21
     Interest expense..................             --          (670)         (240)
                                              --------      --------      --------

INCOME (LOSS) BEFORE INCOME TAXES                6,548          (869)        5,698

INCOME TAX EXPENSE                               2,066         1,634         3,517
                                              --------      --------      --------

NET INCOME (LOSS)                             $  4,482      $ (2,503)     $  2,181
                                              ========      ========      ========

EARNINGS (LOSS) PER SHARE --
Basic and diluted                             $   1.52      $   (.85)
                                              ========      ========      ========

WEIGHTED AVERAGE SHARES OUTSTANDING -
BASIC AND DILUTED                                2.944         2.944
                                              ========      ========      ========

OTHER DATA:
     Gross margin......................           52.4%         49.5%         49.9%
     Operating margin..................           15.1%          9.8%         21.0%
     Depreciation and amortization.....       $    687      $  1,003      $  2,130
     Capital and tooling expenditures..       $  1,067      $  4,313      $  4,453

                                                             YEAR ENDED                                     NINE MONTHS
                                                            SEPTEMBER 30,                                  ENDED JUNE 30,
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                     HISTORICAL                                    PRO
                                                                                                                  FORMA
                                             1993         1994          1995          1996          1997          1997
                                                                   (in thousands, except per share amounts)
     Number of cars produced.............       53            38            36            38            67            67
     Number of racing wins...............       19            11            15            16            16            16


BALANCE SHEET DATA:
     Working capital (deficit)...........  $  (347)     $   (416)     $   (625)     $   (595)     $ (4,793)     $[      ]
     Total assets                            3,695         5,433        13,149        11,891        18,409       [      ]
     Long-term debt (less current
       portion)..........................       --            --            --            --            --       [      ]
     Total stockholders' equity
       (deficit).........................      521           930         1,285         2,296           741       [      ]





                                                  HISTORICAL               PRO
                                                                          FORMA
                                               1997         1998           1998
     Number of cars produced.............          59            76            76
     Number of racing wins...............           8             5             5

BALANCE SHEET DATA:
     Working capital (deficit)...........    $   (396)     $ (7,955)     $[     ]
     Total assets........................      13,653        26,972       [     ]
     Long-term debt (less current
       portion)..........................          --            --       [     ]
     Total stockholders' equity
       (deficit).........................       3,207        (1,151)      [     ]

                                  RISK FACTORS

         You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.

CONTRACTION OF MOTORSPORTS INDUSTRY APPEAL

         Substantially all of our current business relates to the auto racing industry. Auto racing events compete for television viewership, attendance and sponsorship funding with other racing events sanctioned by various racing bodies and with other sports, entertainment and recreational events, such as soccer, football, basketball and baseball. The competition in the sports and entertainment industry in the United States and throughout the world is intense. The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. If racing teams in the series in which we compete are not able to secure sponsorship, promotion and advertising revenues, then it could adversely affect our financial and business results.

         The revenue generated from such sponsorship, promotion and advertising substantially depends upon the level of advertising expenditures by sponsors or prospective sponsors. The level of advertising expenditures by sponsors depends in part on (1) the financial condition of such companies, (2) the availability and cost of alternative promotional outlets and (3) the sponsors' perception of the benefits of using motorsports and the specific series, events or race teams as an advertising medium. The advertising and promotional value to sponsors is significantly impacted by television viewership of, and spectator attendance at, motorsports events. If there is a contraction in the appeal of motorsports, in terms of television viewership, attendance and overall popularity, then the various race series would be adversely affected. If the various race series are adversely affected, then our financial and business results could be adversely affected.

         The motorsports industry is affected by economic cycles and entertainment industry conditions. Declines in general economic conditions or uncertainties regarding future economic prospects have generally affected consumer spending habits. A decline in consumer spending could have a material adverse effect on the auto racing industry in general. This could lead to decreased sales for us, which would adversely affect our financial and business results.

SUBSTANTIAL COMPETITION

         We design, develop and manufacture racing cars and technologically advanced equipment. This industry is highly competitive, and requires continuous attention to aerodynamic, technological and safety advances to remain competitive. We compete primarily with other manufacturers of racing cars. A purchaser of our racing cars is primarily concerned with performance results and price. If we fail to continue development of our equipment, then our racing cars may have less satisfactory performance results. This would directly impact interest by and sales to particular race teams and series. In addition, if we increase costs of equipment and spare parts, then we may lose purchasers of our equipment. Such price increases may also make our products uncompetitive when attempting to sell to competitors in the CART Series or to negotiate contracts for a one make series such as the Barber Dodge Series.

MOTORSPORTS INDUSTRY SPONSORSHIPS - TOBACCO AND ALCOHOL

         United States. A number of the significant sponsors of race teams in the various motorsports events in which our racing cars compete are in the tobacco and alcohol beverages industries. Advertising by the tobacco and alcoholic beverage industries has been under greater threat of federal governmental regulation than advertising by other sponsors of motorsports events, series and teams.

         In August 1996, the U.S. Food and Drug Administration (the "FDA") issued regulations concerning advertising and sale of cigarettes and smokeless tobacco to minors. These regulations, if adopted, would restrict tobacco industry sponsorship of all sporting events, including motorsports. The FDA regulations would prohibit the present practice of tobacco product brand name sponsorship of, or identification with, motorsports events, entries and teams. These regulations, however, have not become effective. In August 1998, the U.S. Court of Appeals for the Fourth Circuit ruled that the FDA did not have the jurisdiction to regulate tobacco products. Therefore, the FDA could not enforce its regulations restricting tobacco advertising. At the present time, the FDA has not appealed the Court of Appeals decision.

         In addition, there was a recent federal legislative initiative to restrict advertising by the tobacco industry. In June 1997, the major United States companies engaged in the manufacture of cigarettes and smokeless tobacco (collectively, the "tobacco industry") entered into a memorandum of understanding with the attorneys general of six states. The memorandum provided support for the adoption of federal legislation to settle the various regulatory and litigation issues facing the tobacco industry. Such federal legislation would have had an effect similar to the FDA regulations discussed above. The proposed federal legislation, however, was not satisfactory to the tobacco industry. The tobacco industry withdrew from the proposed settlement. At the present time, there has been no new effort to enact federal legislation to settle the litigation facing the tobacco industry or to restrict tobacco advertising.

         Europe. In December 1997, eleven of fifteen member states approved the European Union Tobacco Advertising Directive (the "Directive"). The Directive must be enacted by all member states by July 2001 (the "Execution Date"). The Directive provides that, within three years from the date the Directive was approved, all tobacco advertising and promotion will be prohibited, other than in print media. Within four years of the Execution Date, tobacco advertising will be prohibited in print media. Within five years of the Execution Date, tobacco sponsorship will be prohibited at all events, unless such event is "organized at world level" and nominated by member states. If such event has been nominated, then it will be granted a three year extension. Formula One has been granted such an extension. Within eight years of the date of the Directive, but no later than October 1, 2006, tobacco sponsorship will be prohibited at all events arranged at world level. During the interim period, tobacco sponsorship can only continue in exceptional circumstances and for justified reasons if there are reductions in levels of advertising expenditures and voluntary restraints on visibility of advertising. The Tobacco Manufacturers' Association, comprised of Gallaher, Imperial Tobacco, Rothmans, British American Tobacco Company, Phillip Morris, R.J. Reynolds and Japan Tobacco, has applied to the U.K. courts for leave to appeal the Directive to the European Court.

         United Kingdom. Tobacco promotion (whether by advertising, sponsorship or otherwise) is restricted in the U.K. through voluntary agreement. The tobacco industry voluntarily agreed with the U.K. government to limit annual expenditures on poster advertising and promotional activities. In addition, health warnings must appear on all press and poster advertisements, and the placement of those advertisements is restricted. Expenditures on sports sponsorships is limited and events targeted at persons under the age of 18 may not be sponsored by tobacco companies.

         British American Tobacco ("BAT"), a sponsor for BAR, is involved in the tobacco industry. BAT has entered into a long-term sponsorship agreement to fund what the Company believes to be one of the most significant sponsorship budgets in Formula One. Restriction on sponsorship by tobacco companies may lead to cancellation of BAT's sponsorship of BAR. If BAT cancels its sponsorship pursuant to the provisions of its agreement with BAR, then it could adversely affect our financial and business results unless BAR can locate another sponsor. Similarly, if the race teams in the various motorsports events in which we compete lose sponsorship fees from tobacco sponsors without locating another sponsor, then we could lose that team as a customer and our financial and business results could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

         Our continued success will depend upon the availability and performance of Dr. Adrian Reynard and the other members of our senior management team. In our agreement with BAR, Dr. Reynard, Mr. Gorne, Vice President-Sales of the Company and Mr. Oastler have committed a significant amount of their time to the BAR Formula One racing effort. Mr. Oastler must devote substantially all of his time over the next three years. Dr. Reynard and Mr. Gorne must each devote approximately one half of their time for the next year and approximately one quarter of their time for the subsequent two years. As a result, our future results and the successful implementation of our growth strategy will substantially depend upon the remaining members of our senior management team. While we believe that our senior management team has significant depth, if we lose key personnel or if we are unable to attract and retain key employees in the future, then it could adversely affect our operations and business plans. Although we have entered into employment agreements with key executive officers, we cannot assure you that any of these individuals will continue in his present capacity for a particular period of time. See "Management - Employment Agreements."

ABILITY TO ATTRACT AND RETAIN PERSONNEL

         Our future success depends upon maintaining our advanced technological position in design, engineering and production of our racing cars. Therefore, we are particularly dependent upon our ability to identify, attract, motivate and retain qualified engineers and other professionals with the requisite educational background and industry experience. We believe we have been successful in our recruiting and retention efforts in the past. However, we may not be able to attract and retain qualified engineers and other professionals in the future. If we lose the services of a significant number of our engineers, designers and specialized technicians, then our development efforts or business relationships could be disrupted. Such a disruption could adversely affect our financial and business results.

MANAGEMENT OF OUR GROWTH

         During recent years, we have had substantial growth in revenues and expansion of product lines and related businesses. However, our business is subject to a number of risks, any one of which could have a material adverse effect on our business, financial condition and results of operations. Our future operating results will depend on a number of factors, including (1) the continued level of performance of our equipment in the various race series, (2) competitive price structure, (3) ability to attract and retain qualified engineers, and (4) other factors beyond our control. A key element of our business strategy is to continue the expansion of our product lines. We cannot assure you that the expansion of our product lines and business ventures will be successful or profitable.

         We have and will continue to pursue selective acquisition opportunities that complement our current operations. Acquisitions involve a number of risks that could adversely affect our operating results. These risks include:

         o    the diversion of management's attention
         o the assimilation of operations and personnel of the acquired companies
         o    the amortization of acquired intangible assets
         o    the potential loss of key employees of the acquired companies

We may not be able to identify and consummate additional acquisitions on satisfactory terms. In addition, we may not be able to obtain adequate financing on acceptable terms to complete future acquisitions. Finally, if an acquisition is completed, such business may not have a positive impact on our financial and business results.

LIABILITY

         Racing events can be dangerous to participants and spectators. During a race at the Michigan Speedway in July 1998, a driver using a Reynard chassis was involved in a racing incident that propelled a tire and suspension parts into the grandstands. Three spectators were killed and six other persons reported minor injuries. No claims have been made against the Company, and we do not believe that we would be liable for this incident. We cannot assure you however, that no claims will be made against us or, if claims are made, what the outcome of any such claims will be.

         We have not previously maintained any liability insurance. Any claims and associated expenses related to prior racing incidents, including the incident at Michigan Speedway, could adversely affect our financial and business results.

         Like other manufacturers of products, we face an inherent risk of exposure to product liability claims in the event that the use of our equipment results in injury. We may be subjected to various product liability claims. Such claims may include allegations that (1) our equipment is inherently unsafe, (2) we were negligent in the manufacture and/or design of a racing car, or (3) similar claims. To date, we have not been sued or settled any threatened litigation relating to injuries resulting from the use of our racing cars.

CHANGES IN RACING CAR SPECIFICATIONS BY RACE SERIES' SANCTIONING BODIES

         Rule changes, including racing car specification modifications, are commonplace in the motorsports industry. However, certain changes could adversely affect our financial condition and results of operations. Such changes would include (1) changes that significantly increase our cost for research and development in design and engineering a new racing car, or (2) changes that prohibit certain features of the current racing car we have developed.

         We build our racing cars to comply with specifications set by each race series' sanctioning body. Changes to racing cars and equipment specifications could have a material adverse effect on our financial condition and results of operations. For example, implementation of stability rules by the CART Series that would prohibit changes to a racing car for a specified number of years would result in a decrease in revenues to the Company. Similarly, cost containment rule changes that are designed and implemented to reduce the costs to race teams may impact our ability to pass cost increases on to our customers and may limit our ability to sell additional products or services to the customer.

INTERNATIONAL OPERATIONS

         We currently have operations in various jurisdictions around the world. In the future, we may expand our operations either within these jurisdictions or into new jurisdictions. Accordingly, our business is subject to certain risks inherent in international operations. These risks include:

         o    exposure to exchange rate fluctuations
         o    political and economic conditions
         o    unexpected changes in regulatory environments
         o    exposure to different legal standards
         o    difficulties in staffing and managing operations
         o    potentially adverse tax consequences

We have not experienced any material adverse effects with respect to our foreign operations arising from such factors. However, problems associated with such risks could arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage our overall growth.

         Our operating results also are subject to fluctuations in foreign currency exchange rates. For example, costs for producing products sold to customers participating in the CART Series are denominated in pounds sterling and the products are sold in U.S. dollars. This mismatch will result in gains or losses with respect to movements in foreign exchange rates and may be material. To mitigate this effect, we engage in hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Foreign Currency Fluctuations" for a description of these hedging activities and a discussion of foreign exchange rates.

AVAILABILITY OF RAW MATERIALS

         The principal raw materials that we use in the manufacturing process for our racing cars are carbon fiber and Kevlar. An unexpected interruption of supply could cause our results of operations to be adversely affected. We have generally been able to raise our prices in response to significant increases in the cost of raw materials. However, we may not be able to raise prices quickly enough to offset the effects of such increased raw material costs completely.

BROAD DISCRETION REGARDING PROCEEDS OF THE OFFERING

         We have allocated a substantial portion of the net proceeds of this offering to fund future growth and for working capital and general corporate purposes. Accordingly, management will have broad discretion in applying the offering proceeds. Pending our use of such proceeds, the funds will be placed in short-term, interest-bearing, investment grade investments. It is possible that the return on such investments could be less than the return that would be realized if we immediately used such funds in our business.

CONTROL OF THE COMPANY

         Upon completion of the offering, Dr. Adrian Reynard will beneficially own an aggregate of _____% of the outstanding shares of common stock. He will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of directors. He also will be able to effect a change of control, merger or combination without the approval of minority stockholders. Such influence could adversely affect the market price of the common stock or delay or prevent a change in control of the Company.

SEASONALITY AND FLUCTUATION OF QUARTERLY RESULTS

         We derive a substantial portion of our total revenues from product sales that are made primarily during the second and third quarters of our fiscal year. We expense all research and development costs as they are incurred. Similarly, a substantial amount of project costs are incurred during the first and fourth quarters of our fiscal year. Historically, our revenues are higher in the second and third quarters of the year due to the number of racing cars and equipment delivered during such periods. We account for revenues at the time of delivery of a racing car. Since we usually deliver racing cars on a Friday, the timing of the delivery of racing cars, particularly for the CART Series, can significantly affect our quarterly results of operations when compared to a previous quarter due to the number of Fridays (and therefore the number of racing cars delivered) in the particular quarter.

         The timing of the initiation and conclusion of design and engineering contracts with our customers also can significantly affect our quarterly results of operations when compared to a previous quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality and Quarterly Results" for a discussion of our quarterly results.

ENVIRONMENTAL MATTERS

         We believe that our operations are in substantial compliance with all applicable environmental laws and regulations. Nonetheless, if damage to persons or property or contamination of the environment is determined (1) to have been caused or exacerbated by our conduct, or (2) to have been caused or exacerbated by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or (3) which may be found on our property, then we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability could be material and may not be covered by insurance. Changes in the provisions or application of environmental laws, regulations or requirements or the discovery of unknown conditions, could also require us to make additional material expenditures.

TAXATION ISSUES

         In connection with the Reorganization, the Company was formed as a Delaware corporation. We own shares of stock in foreign subsidiaries that are organized under the laws of the U.K. To obtain approval for the Reorganization from U.K. tax authorities, we have agreed to be treated as a dual resident and will be taxed in the U.K. We believe that tax treaties between the U.S. and the U.K. will allow our income to be taxed in the U.K., without also being taxed in the U.S. However, the U.S. Internal Revenue Service could attempt to impose taxes on us.

POTENTIAL DIFFICULTIES IN ENFORCEMENT OF CIVIL LIABILITIES

         Most of our directors and executive officers and the experts named in this prospectus are not residents of the United States. Substantially all of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may not be able to (1) effect service of process within the United States upon such persons or (2) enforce judgments of the U.S. courts predicated upon civil liability provisions of the U.S. federal or state securities laws if you are attempting to enforce those judgments in U.S. courts. In addition, it may be difficult for you to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in England against the Company or our directors or executive officers.

DILUTION

         You will experience immediate and substantial dilution of $_______ per share in net tangible book value of the common stock from the initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of significant amounts of the common stock in the public market after this offering, or the perception that such sales may occur, could cause the market price of the common stock to drop. After the offering, _______ shares of common stock (______ shares if the Underwriters' over-allotment option is exercised in full) will be outstanding. The _____ shares offered hereby will be freely transferable after the offering (______ shares if the Underwriters' over-allotment option is exercised in full) unless purchased by affiliates of Reynard, as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, a total of _____ shares will be eligible for sale, beginning 90 days after the date of this prospectus, subject to the volume limitations of Rule 144 and the Underwriters' lock-up.

         Our officers, directors and current stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of their shares (approximately ____ shares) for a period of 180 days from the date of this prospectus without the prior written consent of NationsBanc Montgomery Securities LLC on behalf of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriting."

ABSENCE OF PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

         Prior to the offering, there has been no public market for the common stock. We cannot assure you that an active trading market will develop and continue after the offering. The initial offering price for the shares will be determined by negotiations between us and representatives of the Underwriters. The initial offering price may not be indicative of the market price of the common stock after the offering. See "Underwriting" for the factors to be considered in determining the initial public offering price.

         The market price of the common stock after the offering could be less than the initial public offering price. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations. Such fluctuations could adversely affect the market price of the common stock without regard to our financial performance or prospects. The market price of the common stock may fluctuate substantially in response to:

         o    variations in our results of operations
         o    our announcements or other developments that affect us
         o changes by financial research analysts in their estimates of our earnings
         o    our failure to achieve such estimates
         o    unfavorable publicity about the motorsports industry
         o    general economic trends and other external factors

See "Description of Capital Stock" and "Underwriting."

DIVIDEND POLICY

         We anticipate that all of our earnings in the near term will be used for the development and expansion of our business. Therefore, we do not plan to pay cash dividends. Our future dividend policy will depend on our:

         o    earnings
         o    capital requirements
         o    financial condition
         o    bank facilities
         o    other factors considered relevant by the Board of Directors

We are a holding company and will not have our own operations. Therefore, we will rely on dividends or other advances from our subsidiaries to fund any cash dividends to holders of common stock.

ANTI-TAKEOVER PROVISIONS

         The General Corporation Law of the State of Delaware contains certain provisions which may delay or prevent an attempt by a third party to acquire control of the Company. Our Certificate of Incorporation and By-laws contain provisions that authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of the Company, even if viewed favorably by stockholders.

         In addition, the severance provisions included in employment agreements with certain members of management could impede an attempted change of control of the Company. We also have adopted a Stockholder Rights Plan which may have the effect of impeding a hostile attempt to acquire control of the Company. See

"Description of Capital Stock - Delaware Law" and -- "Delaware Law and Certain Charter and By-Law Provisions."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements and information contained in this prospectus are not historical facts, but are forward-looking statements. Many of these forward-looking statements are contained under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements concern:

         o    our future, proposed and anticipated activities
         o    certain trends with respect to our revenues
         o    operating results on a proforma basis
         o    capital resources and liquidity
         o    our competitive position
         o    the motorsports industry in general
         o    similar statements

These statements include some risks and uncertainties that are beyond our control. Accordingly, actual results may differ, sometimes materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Risk Factors." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to this offering or other initial public offerings.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the ____ shares of common stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are expected to be approximately $____ million. This assumes an initial public offering price of $____ per share, the mid-point of the price range on the cover page of this prospectus. The Company intends to use:

         o    approximately $12.4 million to fund the Gemini Acquisition
         o approximately $10.4 million to repay a loan to the Company from Dr. Reynard (the "Loan")
         o approximately $____ million of remaining net proceeds to fund future growth and for working capital and general corporate purposes

Anticipated expenditures for working capital purposes include an estimated $4.3 million to purchase additional computer equipment and approximately $15.9 million to construct new facilities.

         The loan from Dr. Reynard is in the form of a facility letter, due and payable on demand, with interest accruing at the National Westminster Bank's base rate plus 2-1/2%. The Company received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on the money lent to date. The Company currently has no agreements with respect to any acquisitions other than the Gemini Acquisition, but it regularly engages in discussions relating to potential acquisitions.

         Pending application of the net proceeds of this offering, the Company will invest the proceeds in short-term, interest-bearing, investment grade securities. The Company will not receive any proceeds from the sale of shares of common stock to be sold by the Selling Stockholders.


                                 DIVIDEND POLICY

         The Company intends to retain future earnings for the operation and expansion of its business. The Company does not anticipate paying any cash dividends in the near term. Any decision by the Board of Directors concerning the payment of dividends on the common stock in the future will be dependent upon the Company's (1) results of operations, (2) financial condition, (3) cash requirements, (4) capital expenditure requirements and (5) other factors deemed relevant by the Board of Directors.

                                    DILUTION

         The Company's net tangible book value at __________, 1998 was $___________ or $___________ per share. Net tangible book value per share represents the Company's total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered hereby (assuming an initial price of $___________ per share, the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses), the Company's pro forma net tangible book value at ___________, 1998 would have been approximately $_________ or $___________ per share. This represents an immediate increase in net tangible book value per share of $_________ to existing stockholders and an immediate dilution of $_________ per share to the investors purchasing shares of common stock at the initial public offering price. Amounts have been transferred into U.S. dollars, solely for your convenience, at a rate of (pound)___ = $_________, the Noon Buying Rate on __________, 1998. The following table illustrates the dilution and net tangible book value to new investors:


Assumed price to public...................................                                 $______________
         Net tangible book value before offering..........      $____________
         Increase attributable to new investors...........       ____________
Pro forma net tangible book value after offering..........                                  ______________
Dilution to new investors.................................                                 $______________

         The following table provides the number of shares purchased from the Company, the effective cash contributions made and the average price per share paid by existing stockholders and by purchasers of the common stock in this offering (assuming an initial offering price of $_____________ per share):


                                            SHARES PURCHASED          TOTAL CONSIDERATION PAID
                                            ----------------          ------------------------    AVERAGE PRICE
                                         NUMBER         PERCENT         AMOUNT        PERCENT         PER SHARE
                                         ------         -------         ------        -------         ---------

Existing Stockholders..........                               %         $                   %      $
New Investors..................           _____          _____          _____          _____
       Total...................                               %         $                   %
                                          =====          =====          =====          =====

                                 CAPITALIZATION

         The following table provides the total capitalization of the Company as of June 30, 1998, and pro forma capitalization to reflect (1) the receipt and application by the Company of the estimated net proceeds (based on an assumed initial public offering price of $__________ per share) from the issuance by the Company of the shares of common stock in the offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by the Company and (2) the Gemini Acquisition. You should read this table in conjunction with the unaudited pro forma consolidated financial statements of the Company and the related notes included elsewhere in this prospectus.


                                                                           AS OF JUNE 30, 1998
                                                                           -------------------
                                                                   ACTUAL                PRO FORMA (1)
                                                                   ------                -------------
                                                                         (DOLLARS IN THOUSANDS)
        Long-term debt...................................       $                        $
        Stockholders' equity:
        Preferred stock, $.01 par value, 5,000,000
           shares authorized; none issued and
           outstanding
             Common Stock, $___ par value:
             ____ authorized; ____ issued................
             Additional paid in capital..................
             Retained earnings...........................
        Total stockholders' equity (2)
        Total capitalization.............................       $                        $
                                                                ======                   ======

----------

(1) Does not include _____ shares reserved for issuance under the Company's stock option plans. As of ____________, 1998, options for ____ shares have been granted under these stock option plans with a weighted average exercise price per share of $_________. See "Management - Stock Option Plans."

                 SELECTED COMBINED FINANCIAL AND OPERATING DATA

         The selected combined financial data in the table for the three years in the period ended September 30, 1997 and the nine months ended June 30, 1998 are derived from the Company's Combined Financial Statements which have been audited by Deloitte & Touche, independent auditors, and are included elsewhere in this prospectus. The selected combined financial data in the table for the two years in the period ended September 30, 1994 are derived from the Company's audited financial statements. The selected combined financial data for the nine months ended June 30, 1997 are derived from the Company's interim unaudited combined financial statements included elsewhere in this prospectus and, in management's opinion, contains all adjustments consisting of normal recurring accruals, necessary to fairly present the results of its operations for the nine month period ended June 30, 1997. The results of these interim periods are not necessarily indicative of the results to be expected for the full year. The pro forma financial information gives effect to (1) the Gemini Acquisition, (2) the Reorganization, and (3) the offering and the application of the net proceeds therefrom, as if each of the events had occurred on October 1, 1996. You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Financial Information and related notes, and the Company's Combined Financial Statements and notes contained elsewhere in this prospectus.


                                                           YEAR ENDED                                          NINE MONTHS
                                                         SEPTEMBER 30,                                        ENDED JUNE 30,
                                        -------------------------------------------------             ------------------------------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                           HISTORICAL                                     HISTORICAL
                                        -------------------------------------------------             -------------------
                                                                                              PRO                             PRO
                                                                                             FORMA                           FORMA
                                         1993      1994       1995      1996       1997      1997       1997      1998       1998
                                         ----      ----       ----      ----       ----      ----       ----      ----       ----
                                                                 (in thousands, except per share amounts)
REVENUES:
     Products..........................   $8,371   $12,079   $18,952   $22,406    $39,039    $42,196   $34,098    $40,881   $43,075
     Services..........................    1,254     2,147     2,701     6,493     10,803     10,803     8,349      9,882     9,882
     Other revenue.....................       --        --        --        --         --         19        --         --        47
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------
          Total Revenues...............    9,625    14,226    21,653    28,899     49,842     53,018    42,447     50,763    53,004
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------

COST OF GOODS SOLD:
     Products..........................    5,661    10,375     8,814     9,928     19,502     20,928    16,878     21,713    22,603
     Services..........................      446       817     1,232     3,750      5,951      5,951     3,344      3,944     3,944
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------
          Total cost of goods sold.....    6,107    11,192    10,046    13,678     25,453     26,879    20,222     25,657    26,547
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------

GROSS PROFIT                               3,518     3,034    11,607    15,221     24,389     26,139    22,225     25,106    26,457

GENERAL AND ADMINISTRATIVE EXPENSES....    3,421     2,276    11,285    13,766     21,462     17,205    15,821     20,122    15,336
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------

INCOME FROM OPERATIONS                        97       758       322     1,455      2,927      8,934     6,404      4,984    11,121
     Share of loss in equity investment       --        --        --        --         --         --        --     (5,310)   (5,310)
     Minority interest in loss of
     subsidiary........................       --        --        --        --         --         --        --        106       106
     Interest income...................       31        10       165       166        171        171       144         21        21
     Interest expense..................      (64)      (41)      (20)       --         --       (144)       --       (670)     (240)
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------

INCOME (LOSS) BEFORE INCOME TAXES             64       727       467     1,621      3,098      8,961     6,548       (869)    5,698

INCOME TAX EXPENSE                            18       175       114       563      1,105      3,053     2,066      1,634     3,517
                                          ------   -------   -------   -------    -------    -------   -------    -------   -------

                                                             YEAR ENDED                                          NINE MONTHS
                                                           SEPTEMBER 30,                                        ENDED JUNE 30,
                                          -------------------------------------------------             ----------------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                             HISTORICAL                                     HISTORICAL
                                          --------------------------------------------------            -------------------
                                                                                                PRO                             PRO
                                                                                               FORMA                           FORMA
                                           1993      1994       1995      1996       1997      1997       1997      1998       1998
                                           ----      ----       ----      ----       ----      ----       ----      ----       ----
                                                                 (in thousands, except per share amounts)
NET INCOME (LOSS)                         $   46    $  552   $   353   $ 1,058    $ 1,993     $5,908   $ 4,482    $(2,503)   $2,181
                                          ======    ======   =======   =======    =======     ======   =======    =======    ======

EARNINGS (LOSS) PER SHARE - BASIC AND
DILUTED                                   $  .02    $  .19   $   .12   $   .36    $  $.68     [    ]   $  1.52    $  (.85)    [   ]
                                          ======    ======   =======   =======    =======     ======   =======    =======    ======

WEIGHTED  AVERAGE  SHARES  OUTSTANDING -
BASIC AND DILUTED                          2,944     2,944     2,944     2,944      2,944                2,944      2,944
                                          ======    ======   =======   =======    =======     ======    ======    =======    ======

OTHER DATA:
     Gross margin......................     36.6%     21.3%     53.6%     52.7%      48.9%      49.3%     52.4%      49.5%     49.9%
     Operating margin..................      1.0%      5.3%      1.5%      5.0%       5.9%      16.9%     15.1%       9.8%     21.0%
     Depreciation and amortization.....   $  206    $  251   $   408   $   535    $   898     $2,394   $   687    $ 1,003    $2,130
     Capital and tooling expenditures..   $  473    $  874   $   650   $ 1,963    $ 3,494     $4,004   $ 1,067    $ 4,313    $4,453
     Number of cars produced...........       53        38        36        38         67         67        59         76        76
     Number of racing wins.............       19        11        15        16         16         16         8          5         5

BALANCE SHEET DATA:
     Working capital (deficit).........   $ (347)   $ (416)  $  (625)  $ $(595)   $(4,793)    $[   ]   $  (396)   $(7,955)   $[   ]
     Total assets......................    3,695     5,433    13,149    11,891     18,409      [   ]    13,653     26,972     [   ]
     Long-term debt (less current
       portion)........................       --        --        --        --         --      [   ]        --         --     [   ]
     Total stockholders' equity
       (deficit).......................      521       930     1,285     2,296        741      [   ]     3,207     (1,151)    [   ]

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Combined Financial Statements and related notes thereto and "Selected Combined Financial Data" included elsewhere in this Prospectus.

GENERAL

         Reynard's sales have grown at a compounded annual growth rate of 51.9% from 1994 to 1997. The Company typically enters into purchase agreements for the sale of racing cars and design and engineering services as much as six months in advance of delivery. As of October 20, 1998, the Company had entered into purchase agreements for racing cars and services representing orders valued at $44.80 million in 1999. The Company derives a substantial portion of its total revenues in advance of and during the first half of the worldwide racing season during the months of January through July. A racing season will typically run from March through October, with a majority of the Company's racing car sales occurring before the season starts (Reynard's second quarter) and parts and service sales primarily occurring in Reynard's third quarter. New cars are designed and developed at the conclusion of the racing season, which corresponds with Reynard's fourth and first quarters, and the associated research and development costs are expensed as they occur. Reynard generally only manufactures racing cars once purchase orders have been received, which primarily occurs in Reynard's first quarter. Service revenue, which is primarily derived from design and engineering programs on touring and sports racing cars, is generated on a contract by contract basis. The timing of the initiation and closure of these contracts can lead to significant variances in quarterly service revenue and the Company's operating results.

         Since its inception, Reynard has progressed from manufacturing racing cars for Formula Ford in the 1970's, Formula Three in the 1980's, and Formula 3000 in the early 1990's to CART in 1994, and it will enter Formula One in 1999. The Company has continued to leverage its success and technical expertise gained in each of these series and graduated into more advanced series in which revenue and profit per car are greater. The more advanced race series require superior research and development using state of the art technology and engineering expertise with the most advanced work done within Formula One. Historically, Reynard has exited some of the less advanced race series upon entering a more advanced series. This decision has been driven by capacity constraints and the higher cost structure needed to support production of cars for the more advanced series. These higher costs are attributable primarily to research and development and are technology related. As a result of the BAR joint venture, Reynard will have access to certain of BAR's technological know how (not in written or machine readable form). Reynard believes that this access to research and development ideas will enhance its other motorsports projects by improving its knowledge database and methodology.

         Reynard's long running success in building racing cars, and its ability to rapidly design and engineer new racing cars using advanced techniques in aerodynamics and composite design, has made it a leader in providing racing car engineering and design services to automobile manufacturers. Over the past two years Chrysler, Ford and Panoz, amongst others, have selected Reynard to support their motorsports efforts in selective projects. For example Reynard was awarded the aerodynamic design work and production of composites for the Dodge Viper GT racing cars. The engineering and design services provided for these projects comprise a significant and increasing portion of the Company's revenue.

         In conjunction with Reynard's entry into Formula One, the Company has expanded its service technology to include CFD. The Company currently generates service revenue by providing engineering staff and software analysis needed for CFD design applications on a fee-per-usage basis. The Company believes that a significant portion of its future growth will be in the form of expanded sales of higher margin services to its motorsports customers, such as CFD software analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, the Company's customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and apply the results of such tests to maximize the performance of the racing car. The Company has designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis, Indiana, which is provided on a fee-per-usage basis to CART racing teams and others. In 1999, the Company will construct a seven post suspension rig testing facility in Indianapolis, which will also be provided on a fee-per-usage basis to CART racing teams and other potential customers.

         BAR. In October 1997, Reynard entered into a joint venture agreement with BAT and Mount Eagle, Inc. to form BAR. Reynard has agreed to commit its management expertise and technology to BAR, and has invested $5.25 million, in exchange for a 15% equity interest in BAR and an ongoing management fee for directors' services. It is anticipated that Reynard will provide certain contract manufacturing services to BAR in its early stages on a fee-for-service basis. BAR will build and maintain its own independent design, engineering, research and development and manufacturing staff and facilities adjacent to Reynard's facilities in the Motorsport Valley of the UK. Reynard will account for its ownership stake under the equity method of accounting due to the Company's ability to exercise significant influence over the operating and financial policies of BAR. A loss of $5.31 million was incurred during the period ended June 30, 1998 as a result of losses incurred during the start up phase of BAR. These losses were in line with the Company's expectations. The Company expects to incur additional losses in the future relating to their investment. Management currently has no plans to make additional equity investments in BAR.

         Reynard Aviation. In January 1998, Reynard entered into an arrangement with Virgin Airlines whereby Reynard Aviation was created. Through this arrangement, Reynard has capitalized on its expertise in composite material usage, combined with its technical knowledge, to design and develop a light-weight, strong and functional fully-reclining business class aircraft seat. The project was primarily funded by Virgin Airlines, with Reynard receiving a 20% equity interest in Reynard Aviation. Reynard will account for its ownership interest in Reynard Aviation under the cost method of accounting because Reynard does not have the ability to influence the operating or financial decisions of Reynard Aviation.

         Wind Tunnel Facility. Reynard North America, Inc. is the manager and 49% owner of the membership interests in a limited liability company known as Auto Research Center, LLC ("ARC"). ARC owns and operates the wind tunnel facility in Indianapolis, Indiana. Unaffiliated entities currently own 50% of the membership interest and Bruce Ashmore, Vice President/Technical Director of Reynard North America, Inc., owns 1% of the membership interest. ARC sells time in the wind tunnel on a fee-per-usage basis. The operations of ARC are consolidated in the Company's financial statements, with a minority interest recorded with respect to the membership interests owned by unaffiliated entities.

         Set forth below are selected income and expense items and the relationship of such income and expense items to total revenues for the years ended September 30, 1995, 1996, and 1997 and the nine month periods ended June 30, 1997 and 1998.

                                                               YEAR ENDED SEPTEMBER 30
                                                               -----------------------
                                                 1995                 1996                    1997
                                                 ----                 ----                    ----
                                                                             (DOLLARS IN THOUSANDS)
REVENUES:
Products                                $ 18,952       87.5%    $22,406      77.5%    $ 39,039       78.3%
Services                                   2,701       12.5%      6,493      22.5%      10,803       21.7%
                                        --------      -----     -------     -----     --------      -----

Total revenues                            21,653      100.0%     28,899     100.0%      49,842      100.0%
                                        --------      -----     -------     -----     --------      -----

COST OF GOODS SOLD:
Products                                   8,814       40.7%      9,928      34.4%      19,502       39.2%
Services                                   1,232        5.7%      3,750      12.9%       5,951       11.9%
                                        --------      -----     -------     -----     --------      -----

Total cost of goods sold                  10,046       46.4%     13,678      47.3%      25,453       51.1%
                                        --------      -----     -------     -----     --------      -----

GROSS PROFIT                              11,607       53.6%     15,221      52.7%      24,389       48.9%
                                        --------      -----     -------     -----     --------      -----
GENERAL AND ADMINISTRATIVE
EXPENSES (1)                              11,285       52.1%     13,766      47.7%      21,462       43.0%
                                        --------      -----     -------     -----     --------      -----

INCOME FROM OPERATIONS                       322        1.5%      1,455       5.0%       2,927        5.9%
Share of loss in equity investment            --                     --                     --
Minority interest in loss of
subsidiaries                                  --                     --                     --
Interest income                              165                    166                    171
Interest expense                             (20)                    --                     --
                                        --------                -------               --------

INCOME (LOSS) BEFORE INCOME TAXES            467         --       1,621        --        3,098         --
Income tax expense                           114                    563                  1,105
                                        --------                -------               --------
NET INCOME (LOSS)                       $    353        1.6%    $ 1,058       3.7%    $  1,993        4.0%
                                        ========      =====     =======     =====     ========      =====


                                            NINE MONTHS ENDED JUNE 30
                                            -------------------------
                                             1997                    1998
                                             ----                    ----
REVENUES:
Products                              $34,098      80.3%    $ 40,881       80.5%
Services                                8,349      19.7%       9,882       19.5%
                                      -------     -----     --------      -----

Total revenues                         42,447     100.0%      50,763      100.0%
                                      -------     -----     --------      -----

COST OF GOODS SOLD:
Products                               16,878      39.7%      21,713       42.8%
Services                                3,344       7.9%       3,944        7.7%
                                      -------     -----     --------      -----

Total cost of goods sold               20,222      47.6%      25,657       50.5%
                                      -------     -----     --------      -----

GROSS PROFIT                           22,225      52.4%      25,106       49.5%
                                      -------     -----     --------      -----
General and administrative
expenses (1)                           15,821      37.3%      20,122       39.7%
                                      -------     -----     --------      -----

INCOME FROM OPERATIONS                  6,404      15.1%       4,984        9.8%
Share of loss in equity investment         --                 (5,310)
Minority interest in loss of
subsidiaries                               --                    106
Interest income                           144                     21
Interest expense                           --                   (670)
                                      -------               --------

INCOME (LOSS) BEFORE INCOME TAXES       6,548        --         (869)        --
Income tax expense                      2,066                  1,634
                                      -------               --------
NET INCOME (LOSS)                     $ 4,482      10.6%    $ (2,503)      (4.9)%
                                      =======     =====     ========      =====


(1) The results for years ended September 30, 1995, 1996 and 1997 and the nine month periods ended June 30, 1997 and 1998 include remuneration of the Chairman of the Company, who is the principal shareholder. This remuneration has a significant effect on general and administration expenses and income before taxes of the Company. Pursuant to a Services Agreement with Dr. Reynard, compensation payable to Dr. Reynard for services he will provide to the Company will total $1.5 million per year plus pension contributions.

REVENUES

         The Company derives its revenues primarily from the sale of products and provision of services.

         Product Sales. Product sales consist of sales of (1) racing cars and associated spare parts to CART, Formula Nippon and Barber Dodge racing teams; and (2) racing cars produced in conjunction with projects for automobile manufacturer's entries into touring, sports car and GT1 racing series. The sale of new racing cars is in accordance with negotiated contractual commitments with race teams, which are entered into on an average of six months ahead of supply of the racing car. Advanced deposits are collected at the time of receiving the order for racing cars, with the balance payable upon delivery of the racing car. The sale of a new racing car will automatically generate an initial sale of spare parts for basic vehicle servicing and maintenance, with an ongoing parts revenue stream over the life of the racing car. The sale of update kits will be dependent upon the longevity of the racing car, which vary from race series to race series, combined with the investment of race teams to maintain a competitive edge.

         Service Sales. Revenues derived from services include: (1) engineering and design work for touring car and sports car racing series; (2) specific engineering and design projects for the CART Series; (3) fees for CFD analysis; and (4) fees for use of Reynard's proprietary wind tunnels together with the production of wind tunnel models.

COST OF GOODS SOLD

         The Company classifies its cost of goods sold into cost of sales and direct project expenses that are attributable to product and service revenues, together with operating and non-operating overheads, as discussed below.

         Cost of Sales (Product). The Company purchases raw materials to fabricate components for racing cars and spare parts. Externally manufactured parts may also be purchased where appropriate. This category also includes personnel costs.

         Cost of Sales (Services). This category includes costs, such as personnel, wind tunnel, jigs, molds and tooling costs, specifically linked to service projects.

         General and Administrative Expenses. This category includes sales and marketing, warranty, freight and property costs. It also includes purchases of consumables, personnel costs, directors' remuneration, administrative expenses, depreciation, foreign exchange gains/losses and other miscellaneous items.


RESULTS OF OPERATIONS

NINE MONTHS ENDED JUNE 30, 1998 COMPARED TO NINE MONTHS ENDED JUNE 30, 1997

         Total revenues for the nine months to June 30, 1998 were $50.76 million, an increase of $8.32 million, or 19.6%, as compared to the nine months ended June 30, 1997.

         Product sales for the nine months ended June 30, 1998 were $40.88 million, an increase of $6.78 million, or 19.9%, as compared to the nine months ended June 30, 1997. This increase was attributable to the higher volume of racing cars and spare parts sold to CART teams and the supply of racing cars to the 1998 Barber Dodge series, which commenced in the final quarter of 1997. This was partially offset by the discontinuation of the Ford Mondeo Touring Car program and various Chrysler programs, including the Stratus Touring Car.

         Service sales for the nine months ended June 30, 1998 were $9.88 million, an increase of $1.53 million, or 18.4%, as compared to the nine months ended June 30, 1997. This increase was primarily attributable to commencement of the CFD program, development of the Strathcarron car and sales of wind tunnel time and models. This was partially offset by reduced revenue from the Virgin airline seat project and various Chrysler programs, including the Stratus Touring Car.

         Cost of sales (product) for the period ended June 30, 1998 were $21.71 million, an increase of $4.84 million, or 28.6%, as compared to the nine months ended June 30, 1997. This increase was attributable to the development of the Barber Dodge cars and the ongoing CART program. This was partially offset by reductions in costs of the various Chrysler programs, including the Stratus Touring Car.

         Cost of sales (services) for the period ended June 30, 1998 were $3.94 million, an increase of $0.60 million, or 17.9%, as compared to the nine months ended June 30, 1997. This increase was primarily attributable to increased costs of the Panoz GT1 support program. This was partially offset by reduced costs for the Ford Mondeo Touring Car development program and the cost of manufacturing and testing of Virgin airline seats.

         Gross profit was 49.5%, compared to 52.4% for the same period in the prior year. This reduction was due to the wind down of various programs, including the Ford Mondeo and Chrysler Stratus Touring Car programs discussed above. This was partially offset by the increase in higher margin service revenue.

         General and administrative expenses, excluding payments to the principal shareholder ($7.65 million), for the period ended June 30, 1998 were $12.47 million, an increase of $3.97 million, or 46.7% as compared to nine months ended June 30, 1997 (excluding payments to the principal shareholder of $7.32 million). This increase was attributable to the expansion of the administrative and information technology function to support the

Company's growth and increased depreciation following investment in plant and equipment for the CFD program. General and administrative costs, excluding payments to principal shareholders, for the nine months ended June 30, 1998 represent 24.6% of total sales, compared to 20.0% for the nine months ended June 30, 1997. This increase is the result of investment in the Company infrastructure to support future growth. During the nine months ended June 30, 1998, the Company incurred expenses of $1.0 million for doubtful accounts. This primarily related to closure expenses for the Ford Mondeo Touring Car and Panoz GT1 programs.

         The share of loss in equity investments for the nine months ended June 30, 1998 was $5.31 million. This represents the Company's 15% investment in BAR which has been fully written off. This write off is a result of losses arising during the start up phase of BAR. These losses are in line with the Company's expectations.

         The minority interest in losses of subsidiaries for the period ended June 30, 1998 was $0.11 million. This represents the share of the loss incurred by ARC which is attributable to unaffiliated members.

         Interest income for the nine months ended June 30, 1998 was comparable to the nine months ended June 30, 1997.

         Interest expense for the nine months ended June 30, 1998 was $0.67 million, an increase of $0.67 million, or 100%, as compared to nine months ended June 30, 1997. This charge represents the interest due on the loan from Dr. Reynard. The Company has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on money lent to date.

         Loss before income taxes for the nine months ended June 30, 1998 was $0.87 million, a decrease of $7.42 million, as compared to the income achieved during the nine months ended June 30, and 1997, as a result of the factors described above, in particular the BAR investment.

         Income tax expense for the period ended June 30, 1998 was $1.63 million, a decrease of $0.43 million as compared to the nine months ended June 30, 1997.

         Net loss for the nine months ended June 30, 1998 was $2.50 million, a decrease in net income of $6.99 million as compared to the nine months ended June 30, 1997 as a result of factors described above.


YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

         Total revenues for 1997 were $49.84 million, an increase of $20.94 million, or 72.5 %, from 1996.

         Product sales for 1997 were $39.04 million, an increase of $16.63 million, or 74.2%, from 1996. This increase was attributable to the higher volume of racing cars and spare parts sold to CART teams and the commencement of supply of Panoz GT1 cars and Ford Mondeo Touring Cars. In addition, product sales included the initial supply of race cars to the Barber Dodge Series, which commenced during the final quarter of 1997.

         Service sales for 1997 were $10.80 million, an increase of $4.31 million, or 66.4%, from 1996. This increase was attributable to various Chrysler projects, including the Stratus Touring Car, the Ford Mondeo Touring Car program, for which preliminary work commenced during the third quarter of 1996, and the development of the Virgin airline seat, which commenced in the second quarter of 1997 and continued until the second quarter of 1998.

         Cost of sales (product) for 1997 were $19.50 million, an increase of $9.57 million, or 96.4%, from 1996. This aggregate increase was attributable to the commencement of the Panoz GT1 project and the Ford Mondeo Touring Car program and the increased aggregate cost of the CART program.

         Cost of sales (service) for 1997 were $5.95 million, an increase of $2.20 million, or 58.7%, from 1996. This increase was due to costs associated with the Ford Mondeo Touring Car program and the Virgin airline seat development, which commenced in the second quarter of 1997 and continued until the second quarter of 1998.

         Gross profit was 48.9%, compared to 52.7% for the prior year. This reduction was due to the commencement of the new programs, including the development of the Virgin airline seat and the Ford Mondeo Touring Car discussed above.

         General and administrative expenses, excluding payments to the principal shareholder ($10.0 million), for 1997 were $11.47 million, an increase of $2.41 million, or 26.6%, from 1996 (excluding payments to the principal shareholder of $4.70 million). This increase was due to higher depreciation charges following investment in plant and equipment to increase the Company's engineering capability. This was partially offset by the reduction in non-specific research and development expenditure. General and administrative costs, excluding payments to principal shareholders, for 1997 represent 23.0% of total sales, compared to 31.4% for 1996. This decrease is due to the Company leveraging its personnel overhead during a period of significant sales growth.

         Interest income and expense for 1997 were comparable to prior years.

         Income before income taxes for 1997 was $3.10 million, an increase of $1.48 million, or 91.1% from 1996, as a result of factors described above.

         Income tax expense for 1997 was $1.11 million, an increase of $0.54 million from 1996.

         Net income for 1997 was $1.99 million, an increase of $0.94 million from 1996, as a result of the factors described above.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

         Total revenues for 1996 were $28.90 million, an increase of $7.24 million, or 33.5%, from 1995. This increase was due to higher product and service sales described below.

         Product sales for 1996 were $22.41 million, an increase of $3.45 million, or 18.2%, from 1995. This increase was attributable to the higher volume of racing cars and spare parts sold to CART teams and the commencement of the Chrysler Stratus Touring Car project. This was partially offset by the completion of the Chrysler Patriot sports car during the final quarter of 1995.

         Service sales for 1996 were $6.49 million, an increase of $3.79 million, or 140.4%, from 1995. This increase was primarily due to the provision of development services to the Panoz GT1 project. In addition, the Company was involved in a number of programs with major auto manufacturers, including the Ford Indigo Concept Car and Chrysler Stratus Touring Car.

         Cost of sales (product) for 1996 were $9.93 million, an increase of $1.11 million, or 12.6%, from 1995. This increase reflects the increased sales of racing cars to the CART series noted above, partially offset by cost reductions in the Formula Nippon program.

         Cost of sales (service) for 1996 were $3.75 million, an increase of $2.52 million, or 204.4%, from 1995. This increase was attributable to costs associated with the Ford Indigo concept car, the Panoz GT1 project and the Chrysler Stratus development.

         Gross profit was 52.7%, compared to 53.6% in the prior year. This reduction was due to the start up of the various service projects, including the Panoz GT1 project and the Ford Mondeo Touring Car program discussed above.

         General and administrative expenses, excluding payments to the principal shareholder ($4.70 million), for 1996 were $9.07 million, an increase of $2.77 million or 44.0%, from 1995 (excluding payments to the principal shareholder of $5.0 million). This increase was due to investment in further development of engineering expertise, through recruitment and investment in plant and equipment and the ongoing expansion of the Company's infrastructure. General and administrative costs, excluding payments to principal shareholders, for 1996 represent 31.4% of total sales, compared to 29.1% for 1995.

         Interest income and expense for 1996 were comparable to prior years.

         Income before income taxes for 1996 was $1.62 million, an increase of $1.16 million, or 247.1%, from 1996, as a result of factors described above.

         Income taxes for 1996 were $0.56 million, an increase of $0.45 million from 1995.

         Net Income for 1996 was $1.06 million, an increase of $0.71 million from 1995, as a result of the factors described above.

SEASONALITY AND QUARTERLY RESULTS

         The Company derives a substantial portion of its total revenues from product sales that are made during the second and third quarters of the fiscal year. Reynard expenses all research and development costs as they are incurred. Similarly, a substantial amount of project costs are incurred during the first and fourth quarters of the fiscal year. Historically, the Company's revenues are higher in the second and third quarters of the year due to the number of racing cars and equipment delivered during such period. Reynard accounts for revenues at the time of delivery of a racing car, which usually occurs on a Friday. The timing of the delivery of racing cars, particularly for the CART Series, can significantly alter the Company's quarterly results of operations when compared to a previous quarter due to the number of Fridays, and therefore the number of racing cars delivered, in the particular quarter.

          As a result, the Company's business has been, and is expected to remain, seasonal based upon these external factors. The Company's quarterly results are dependent on the timing of the following activities:

            Period                            Activity
            ------                            --------

   Quarter ended December 31         Building chassis for sale
   Quarter ended March 31            Selling chassis
   Quarter ended June 30             Selling parts
   Quarter ended September 30        Designing chassis for the following season

Service income is generated by individual contracts. The timing of the initiation and closure of these contracts can lead to significant variances in quarterly service revenue and the Company's operating results.

         The following table presents selected quarterly financial information of the Company for each of the four quarters of 1995, 1996 and 1997 and for the first three quarters of 1998. This information has been prepared by the Company on a basis consistent with the financial statements and related notes included elsewhere in this Prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of the results of such quarters. The tables should be read in conjunction with "Selected Combined Financial Data," the financial statements of the Company and the related notes thereto and the other financial information included elsewhere in this Prospectus.


                                                     Quarters Ended
                                   -----------------------------------------------------
                                   December 31      March 31    June 30     September 30     TOTAL
                                                 (Dollars in thousands)

Total Revenues
                          1995         $ 6,053       $ 7,353    $ 5,693          $ 2,554      $21,653
                          1996           5,885        11,332      8,147            3,535       28,899
                          1997           8,239        20,615     13,593            7,395       49,842
                   1998 YTD(1)          11,119        20,957     18,687              TBA       50,763

Gross Profit
                          1995         $ 3,153       $ 3,935    $ 3,076          $ 1,443      $11,607
                          1996           3,539         5,106      4,677            1,899       15,221
                          1997           5,097        10,528      6,600            2,164       24,389
                   1998 YTD(1)           4,631         8,943     11,532              TBA       25,106

Operating Income (Loss)
                          1995         $   412       $ 1,106    $   473          $(1,669)     $   322
                          1996             277         1,694      1,559           (2,075)       1,455
                          1997             (78)        5,407      1,075           (3,477)       2,927
                   1998 YTD(1)          (1,571)(3)     1,994      4,561              TBA        4,984

Income Before
  Income Taxes
                          1995         $   416       $ 1,111    $   473          $(1,533)     $   467
                          1996             338         1,735      1,592           (2,044)       1,621
                          1997             (57)        5,462      1,143           (3,450)       3,098
                   1998 YTD(1)          (6,070)(2)     1,484      3,717              TBA         (869)

Net Income (Loss)
                          1995            $421       $ 1,027    $   451          $(1,546)     $   353
                          1996             282         1,580      1,453           (2,257)       1,058
                          1997             139         3,622        721           (2,489)       1,993
                   1998 YTD(1)          (5,549)(2)       817      2,229              TBA       (2,503)

(1) Figures for 1998 are year to date as of June 30, 1998.
(2) Attributable to write down of BAR investment.
(3) Attributable to the discontinuation of the Ford Mondeo Touring Car Program.

         Because of the Company's fluctuations in sales, historical quarterly operating results do not reflect management's expectations of future quarterly operating results. Management believes that future operating results will fluctuate on a quarterly basis due to a variety of factors, including seasonal cycles associated with the motorsports industry, the timing of orders for racing cars and spare parts, the timing of service projects undertaken for third parties and changes in the mix of products and services ordered by customers. Management anticipates that the Company's sales will normally be lowest in its first and fourth fiscal quarters, which end December 31 and September 30, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has historically relied on cash flow from operations, supplemented by loans from the principal shareholder, to finance working capital, investments and capital expenditures.

         For the nine months ended June 30, 1998 net cash provided by operating activities was $5.01 million, as compared to $0.39 million for the nine months ended June 30, 1997. This was largely comprised a net loss of $2.50 million offset by non-cash charges for depreciation and amortization of $1.00 million and the Company's share in losses incurred by related investments of $5.20 million, together with a net decrease in working capital of $1.68 million. Accounts receivable at June 30, 1998 were $10.96 million net of allowance for doubtful debts compared to $7.40 million at September 30, 1997. This increase reflects the new business ventures undertaken by the Company during fiscal 1998. These include the distribution of CART race cars and spare parts (previously distributed by a third party) and the CFD program.

         Net cash used in investing activities was $3.55 million for the nine months ended June 30, 1998 as compared to $2.77 million provided for the nine months ended June 30, 1997. This principally consisted of $4.27 million for the investment in the equity of BAR and $4.31 million for the acquisition of property and equipment. This was partially offset by an increase in the amount owed to the principal shareholder of $5.03 million. Net cash provided by financing activities during the period ended June 30, 1998 amounted to $0.97 million, largely due to the utilization of the bank line of credit.

         Capital expenditures on property and equipment was $4.31 million for the nine months ended June 30, 1998 as compared to $1.07 million for the nine months ended June 30, 1997. The increase in capital expenditures relate to the investment in computer hardware and software for the CFD program and investment in the windtunnel facility in Indianapolis, operated through ARC.

         At June 30, 1998, the Company had cash of $3.15 million offset by short term debt of $10.48 million owed to the principal shareholder and $1.07 million owed to National Westminster Bank. The Company believes that the existing cash, the proceeds of the offering and cash flow from future operations will be sufficient to fund its capital expenditures and other cash needs during fiscal 1999. In addition to the continuing operations, the Company plans to investigate the potential acquisition opportunities in activities relating to its core business. The Company has budgeted approximately $26.59 million of capital expenditures for property and equipment during fiscal 1999.

         The seasonality of revenue noted above causes working capital requirements to fluctuate during the year. The nature of the supply of racing cars is such that significant advance deposits are received at the time of order. This can be up to six months prior to delivery of the car, and hence reduces the need for short term borrowing. In addition, the Company has a loan facility provided by Dr. Adrian Reynard. This facility is repayable on demand, and is secured by way of fixed and floating charges over the Company's assets. It bears interest at National Westminster Bank's base rate plus 2 1/2%. The Company has received a letter from Dr. Reynard stating that he does not expect to be paid or credited with interest on the money lent to date. A portion of the proceeds from this offering will be used to repay the loan in its entirety. This facility will not be available to the Company following the offering.

FOREIGN CURRENCY FLUCTUATIONS

         The Company's earnings and liquidity are affected by fluctuations in foreign currency exchange rates, principally the U.S. dollar rate, reflecting the fact that most of the Company's revenues and cash receipts are denominated in U.S. dollars while the large majority of its costs are in pounds sterling. The Company reduces this dollar/sterling exchange risk where possible by currency hedging. The Company monitors the dollar/sterling exchange rate on a daily basis and maintains an ongoing currency hedging facility of approximately $8.25 million with National Westminster Bank. It is the policy of the Company not to enter into derivative financial instruments for speculative purposes. The Company does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $5.0 million at September 30, 1997. There were no outstanding foreign currency forward exchange contracts at September 30, 1996 and June 30, 1998. The Company does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts. The Company engages in currency hedging activity whenever management believes that it is advantageous to do so.

         The following table sets forth, for the periods indicated, certain information concerning the exchange rate between pounds sterling and U.S. dollars based on the Noon Buying Rate (expressed as U.S. dollars per pound sterling). Such rates are provided solely for the convenience of the reader and are not necessarily the exchange rates (if any) used by the Company in the preparation of its consolidated financial statements included elsewhere in this Prospectus. No representation is made that the pound sterling could have been, or could be, converted into U.S. dollars at these rates or at any other rates.

                                                                SPOT RATE - U.S. DOLLARS PER POUND STERLING
                                                    --------------------------------------------------------------------

               CALENDAR YEAR                         PERIOD-END RATE     AVERAGE RATE (1)       HIGH            LOW
---------------------------------------------        ---------------     ----------------   ------------      ------

1993......................................                1.4775              1.5030           1.5875         1.4180
1994......................................                1.5647              1.5326           1.6382         1.4620
1995......................................                1.5496              1.5789           1.6400         1.5310
1996......................................                1.7140              1.5624           1.7140         1.4929
1997......................................                1.6451              1.6395           1.7115         1.5797
1998 (through June).......................                1.6679              1.6500           1.6914         1.6128


(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

         On ____________, 1998, the Noon Buying Rate was (pound)___ =
$_________.


YEAR 2000 COMPLIANCE

GENERAL

         The Company has been aware of potentially serious issues arising from computer programs failing to recognize correctly, dates beyond 1999 for a number of years. Since 1996, computer system upgrades have been implemented with supplier compliance assurances. A 'Year 2000' compliance project is ongoing to either ensure compliance, both internally and with regard to suppliers and customers, or implement a contingency plan to avoid losses where guaranteed compliance cannot be achieved.

         In 1996 the Company commenced an organization wide implementation of an integrated manufacturing and financial management computer system to improve business information reporting. The new systems, which are expected to make the Company's business systems substantially year 2000 compliant, are scheduled for completion during 1999. The chosen manufacturing package 'Fourman' is Unix based, with the Coda financial package and other administrative software, being entirety Windows NT based by the end of the second quarter of 1999.

         The computer aided design (CAD) applications used by the Company are Unix based and the ongoing program of upgrading to achieve year 2000 compliance will be completed by the end of 1998.

         Information Technology (IT) development is viewed as critical to the betterment of the organization and year 2000 has been viewed as one facet of this development rather than an interruption to the overall IT development program.

YEAR 2000 PROJECT

         The Company engaged Ashton Court, a U.K. Department of Trade and Industry approved external consultant, to assist in the management on all aspects of a year 2000 compliance review project. The project can be divided into three stages:

1. IT Systems -         Infrastructure and applications software
2. External Agents -    Third party suppliers and customers
3. Manufacturing -      Process control and implementation

         The phases common to all three stages are:

1. Preparing an inventory of year 2000 items
2. Assigning priorities to identified items
3. Identifying non-compliance items considered to be material
4. Repairing or replacing material items
5. Testing material items
6. Designing and implementing contingency and business continuation plans

         With regard to IT systems, the Company has substantially completed the replacement of material items and is on target to finalize this exercise by the end of the second quarter of 1999. The IT replacement cost to date is approximately $1.8 million. Management believes that the key business driver with regard to IT is the CAD facility and that this area of the business is year 2000 compliant.

         The External Agents stage includes the process of identifying the prioritizing critical suppliers and customers, and communicating with them about their plans and progress in addressing the Year 2000 problem. Evaluations of the most critical third parties have been initiated. These evaluations will be followed by the development of contingency plans, which are scheduled for completion in the first quarter of 1999. The process of evaluating is scheduled for completion by mid-1999, with follow-up reviews scheduled through the remainder of 1999.

         Plans detailing the tasks and resources for the manufacturing review are currently being prepared, with the completion of the review and testing scheduled for the end of the first quarter of 1999. Any necessary replacement of material items will be carried out during the second quarter of 1999. This stage includes all hardware and software embodied in the manufacturing plant utilized by the Company. The key equipment is programmed by the CAD stations and is numerically controlled, rather than date controlled. The Company currently is engaged in an evaluation and prioritization program to assess whether there will be a material impact on its manufacturing ability or a requirement to develop a contingency plan.

COSTS

         Costs to date incurred purely for year 2000 compliance are approximately $50,000, with compliance issues being taken into account and resolved within the normal capital expenditure budget of the Company. However personnel time has been diverted to project activities carried out to date. It is not anticipated that there will be material costs in the replacement of material items, or in the implementation of contingency plans. The cost of the external consultants and internal personnel time to complete the review will be approximately $150,000.

RISKS

         Until the compliance review is substantially in process, the Company cannot fully estimate the risks of its year 2000 issue. To date, the Company has not identified any assets that present a material risk of not being year 2000 compliant or for which a suitable alternative cannot be implemented. However, as the initiative proceeds into subsequent phases, it is possible that the Company may identify assets that do present a risk of a year 2000-related disruption. It is also possible that such a disruption could have a material adverse effect on financial condition and results of operations. In addition, if any third parties who provide goods or services that are critical to business activities fail to appropriately address their year 2000 issues, there could be a material adverse effect on the financial condition and results of operations of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. This statement requires that all items that are required as components of comprehensive income be displayed in a financial statement. The Company has not determined the impact on the Company's combined financial statement disclosure. SFAS No. 130 is effective for the Company's combined financial statements for the year ended September 30, 1999.

         In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" was issued by the FASB. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about its reporting operating segments. The Company has not determined the impact on the Company's combined financial statement disclosure. SFAS No. 131 is effective for the Company's combined financial statements for the year ending September 30, 1999.

         In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the FASB. SFAS No. 133 establishes standards for accounting for derivative instruments, including certain derivative instruments embedded in other contracts by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. The Company has not determined the impact on the Company's combined financial statements. SFAS No. 133 is effective for the Company's combined financial statements for the year ending September 30, 2000.

FORWARD LOOKING STATEMENTS

         Forward-looking statements herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, other factors that could cause actual results to differ materially include the following:

         o    product offerings and pricing strategies by competitors;
         o    warranty expenses;
         o    foreign currency exchange rate fluctuations;
         o    environmental and product safety regulatory activity;
         o    effects of weather;
         o    uninsured product liability claims; and
         o overall economic conditions, including inflation and consumer confidence and spending.

                          MOTORSPORT INDUSTRY OVERVIEW

INDUSTRY OVERVIEW

         Auto racing is the second most watched professional sport in the world after soccer. In 1997, auto racing had an estimated aggregate television audience of over 6 billion people. In addition, professional auto racing has been the fastest growing professional sport in North America over the past five years based on spectator attendance and television viewership.

         Motorsport fans tend to be loyal to their favorite driver or teams. These fans offer demographic profiles which attract significant corporate sponsorship. Corporate sponsorships, which are estimated at over $1 billion in North America alone include (1) event sponsorship, (2) racing team sponsorship and (3) broadcast television sponsorship. British American Tobacco, Budweiser, DuPont, Federal Express, Kellogg's, Marlboro, McDonald's, Miller Brewing, Motorola, PPG Industries, Target Stores, Texaco/Havoline, Valvoline and Winston each sponsor racing teams, series or events.

         Auto racing consists of several distinct categories, each with its own organizing body and racing events. Internationally, open-wheel racing is the most recognized form of auto racing. Open-wheel racing utilizes an aerodynamically designed chassis and technologically advanced equipment. The most established international open-wheel racing series are Formula One and the CART Series. The development series for Formula One include Formula Ford 1600, Formula Ford 2000, various national Formula Three series, progressing to Formula 3000 and Formula Nippon. The development series for the CART Series include the Barber Dodge Series, Toyota Atlantic and the Indy Lights Series. The IRL was formed in 1995 as a rival U.S. open-wheel racing series. The IRL competes directly with the CART Series, with an all oval race schedule including the Indianapolis 500.

         The largest auto racing category in the United States, in terms of attendance and media exposure, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles and races are typically staged on oval courses. The most prominent organizing body in stock car racing is NASCAR.

         Drag racing typically involves short sprint races on a straight-line drag strip. The National Hot Rod Association ("NHRA") is the most prominent organizing body in drag racing.

         Sports car racing, with various series throughout the world, includes several different classifications. World sports cars are open-roof, specially designed race cars. The cars eligible for racing in a GT Series are high performance racing cars that must be based on limited production street cars.

ECONOMICS OF MOTORSPORTS

         The primary participants in motorsports are spectators, corporate sponsors, drivers and team members, team owners, suppliers, track owners and sanctioning bodies. Track owners and sanctioning bodies derive their revenue through spectator admissions, television broadcast rights fees and corporate event sponsorship.

         Team owners derive their revenue primarily through corporate sponsorship, which varies with the team's appeal and racing success. Team owners expenditures include (1) driver's salary, (2) engine, (3) racing car and spare parts, and (4) team costs consisting of engineers, crew, office and travel expenses. In a series such as CART, team budgets for a full racing season can range from as low as $5 million to as high as $15 million per car. A typical two-driver CART team purchases five cars, spare parts and services each year. Formula One team budgets, which include the costs of individually produced racing cars by each team, are significantly higher, in the range of five times the budget of a CART team.

PARTICIPANTS

         Motorsports events are generally heavily promoted, with a number of supporting events surrounding the main race event. Examples of supporting events include (1) qualifying trials, (2) secondary racing events, (3) driver autograph sessions, (4) automobile and product expositions, (5) catered parties and (6) other related events. The supporting events are designed to maximize the spectator's entertainment experience.

         Spectators. Motorsports is among the fastest growing spectator sports in the United States. After soccer, it is the most watched sport world-wide. Spectators either attend the motorsport event or view the event on television. In 1997, auto racing had an estimated world-wide aggregate television audience of over 6 billion people.

         Corporate Sponsors. Drawn to motorsports by the large number of spectators and television audiences and their attractive demographics, corporate sponsors are active in all phases of the industry. Spectators are believed to be loyal to motorsports and to its corporate sponsors. Estimated at over $1 billion in North America alone, corporate sponsorships include (1) event sponsorship,
(2) racing team sponsorship, and (3) broadcast television sponsorship. In addition to sponsoring the various race series, corporate sponsors support drivers and teams by funding certain costs of their operations. They support race promoters and track owners by sponsoring and promoting specific events. In return, corporate sponsors receive advertising exposure on television and radio, through newspapers, printed materials and advertising, promotional and hospitality benefits at the track over the race weekend. Companies negotiate sponsorship arrangements based on various factors, including a series' or event's audience size or spectator demographics and the team's racing success.

         Drivers and Team Members. The majority of drivers contract independently with team owners, while select drivers own their own teams. Principally, drivers receive income from contracts with team owners, sponsorship fees and prize money. Successful drivers may also receive income from personal endorsement fees and souvenir sales. The personality and success of the driver can be an important marketing advantage for team owners because it can help attract corporate sponsorships and generate sales for licensed merchandise. The efforts of each driver are supported by a number of other team members, all of whom are supervised by a crew chief.

         Team Owners. In most instances, team owners underwrite the financial risk of placing their teams in competition. They contract with drivers, acquire racing cars and support equipment, employ pit crews and mechanics and syndicate sponsorship of their teams. Team owners generally receive income primarily from sponsorships and a percentage of the prize money.

         Suppliers. In most race series, third-party companies supply racing cars and equipment, engines and tires to the race teams. The equipment complies with rules and specifications developed by that race series' sanctioning body. Many suppliers are involved in the motorsports industry in order to enhance brand recognition through advertising, as well as for research and development for use in production road cars, tires and equipment.

         Race Promoters. Race promoters include track owners, government organizations and other groups and individuals. Race promoters pay a fee to have an event sanctioned at their race venue and are responsible for the local marketing and promotion of the event. Their revenue sources generally include admissions, sponsorships, corporate hospitality (suites, chalets and tents for race viewing and other amenities), advertising and concessions and souvenir sales.

         Sanctioning Bodies. Sanctioning bodies sanction events at various race venues in exchange for fees from race promoters and track owners. Sanctioning bodies are responsible for all aspects of race management necessary to "produce" the race event. Sanctioning bodies are responsible for presenting racing cars, drivers and teams and providing race officials to ensure fair competition, as well as providing the race and series' purses and other prize payments.

RACING SERIES AND CLASSIFICATIONS

         Motorsports is a highly segmented industry. Each classification of racing constitutes a distinct product, with different rules and equipment specifications. Racing series and classifications change regularly, but the premier racing series currently can be denominated as follows:

         o Formula One. The Federation Internationale de l'Automobile (the "FIA") sanctions the Formula One World Championship. Formula One events consist of open-wheel races on road courses in Europe, South America, Canada, Australia and Japan. The Formula One World Championship was founded in 1950. The 1998 Formula One calendar includes 15 events in 13 different countries. The cars are single-seater, open-wheel racing cars powered with a non-turbocharged 3000 cubic centimeter capacity engine, capable of speeds of around 200 miles per hour. The FIA rules require that each team manufacture its own race car chassis. Formula One events attract large, world-wide audiences. According to the FIA, the 1997 Formula One World Championship season attracted a total spectator audience of over three million people and over 5.4 billion viewers in 202 countries.

         o CART. The CART Series is the premier open-wheel motorsports series in North America. CART racing cars ("Champ Cars") are single-seater, open-wheel racing cars with a turbocharged four-cycle overhead cam shaft eight-cylinder engine with allowed maximum cubic inch displacement of 2,650 cubic centimeters. Champ Cars are capable of speeds of up to 240 miles per hour. CART events are staged on four different types of tracks - superspeedways, ovals, temporary street courses and permanent road courses. The 1998 CART Series calendar includes 19 events in five different countries, with plans to stage 20 events in 1999. In 1997, CART races were televised in more than 185 countries with aggregate television audiences in excess of one billion viewers. Total attendance at CART races increased significantly from 1.8 million people in 1991 to 2.5 million people in 1997.

         o NASCAR. Professional stock car racing developed in the Southeastern United States in the 1930s, and the National Association of Stock Car Auto Racing, Inc. ("NASCAR") has been influential in the growth and development of the sport. NASCAR is the most recognized sanctioning body of professional stock car racing in North America, staging the Winston Cup and Busch Grand National stock car race events. Stock cars are production-based sedans that are closely regulated from an engine and chassis specification standpoint. The 1998 Winston Cup and Busch Grand National race series include 33 and 31 races, respectively, all of which will be held in the United States, with two exhibition events in Japan. NASCAR-sanctioned events, particularly Winston Cup races, enjoy a large and growing base of spectator support. Based on statistics developed by Goodyear Tire & Rubber Co., attendance at NASCAR's Winston Cup Series, Busch Grand National Series and Craftsmen Truck Series grew 9.0%, 16.6% and 13.5%, respectively, from 1996 to 1997. Moreover, according to Nielsen, more than 175 million people watched NASCAR's televised events in 1997. Winston Cup, Busch Grand National and other major NASCAR-sanctioned races also receive extensive national radio coverage.

         For each of the above racing series, there are established junior formulae which develop drivers, engineers, suppliers, mechanics and other personnel for the next level of competition. Although not a strict ladder system, the conventional tiers are as follows:

         Formula One

         o Formula 3000. This formula was introduced in 1985 as a replacement for Formula Two. It remains the secondary European racing formula, acting as a final training ground and feeder series, in terms of drivers, teams and engineers, for the Formula One World Championship. The series is for single-seater open-wheel racing cars with 3000 cubic centimeter engines generating horsepower of approximately 450-500 bhp with top speeds of approximately 180 miles per hour. The Formula 3000 Championship has approximately ten rounds, all in western Europe, of which four typically act as support races to Formula One World Championship events. Television coverage is limited to the Eurosport Satellite Channel. Since 1996, the Formula 3000 Championship has been conducted as a one-make formula, with identically prepared chassis supplied by one specified manufacturer.

         o Formula Nippon. In Japan, the Formula Nippon Series has emerged, taking the place of the previous Formula 3000 Series in Japan. The series is for single-seater open-wheel racing cars with 3000 cubic centimeter engines generating horsepower of approximately 550 bhp, with top speeds of approximately 200 miles per hour. The 1998 Formula Nippon Series included 10 races throughout Japan, on permanent road courses and temporary street circuits.

         o Formula Three. The national Formula Three Series acts as a feeder series to Formula 3000. Formula Three cars are smaller versions of Formula 3000 cars, but with 2,000 cubic centimeter engines based on standard production engines yielding around 200 horsepower and a top speed of approximately 150 miles per hour. Formula Three racing is organized largely on a national basis, with major series in Britain, Germany and Italy, and other series in France, Japan, South America, Mexico, Greece and India. There are also major international Formula Three Series at Monaco, which support the Formula One World Championship Monaco Grand Prix and the Macau Grand Prix in the Far East. There are additional sub-classifications that serve as feeder series to Formula Three, including the Formula Ford 1600 Series and Formula Ford 2000 Series.

         CART

         o Indy Lights Championship. The Indy Lights Championship was formed in 1986 as a one-make series with identical, sealed engines and a single tire manufacturer. The series utilizes single-seat open-wheel racing cars with engines generating horsepower of approximately 450 bhp with top speeds of approximately 195 miles per hour. The Indy Lights Championship is designated as the "Official Development Series of the CART Series" and is sanctioned by CART. In 1998, the Indy Lights Championship includes 14 races, one of the which was run as a stand alone event.

         o Toyota Atlantic Series. The Toyota Atlantic Series is a one-make series with identical Toyota engines and a single tire manufacturer. The series utilizes single-seater open-wheel racing cars with 1600 cubic centimeter engines generating horsepower of approximately 250 bhp with top speeds of approximately 165 miles per hour. The races are staged on ovals, temporary street courses and permanent road courses. In 1998, the Series will compete at 13 venues, 11 of which will be as support races for the CART Series.

         o Barber Dodge Series. The Barber Dodge Series is a highly competitive North American race series which utilizes 30 identically prepared single-seater racing cars, called Reynard Dodges. Serving as a development series to the CART Series, the Barber Dodge Series races on temporary street circuits and permanent road courses, with many races run as a support race to a CART event. Drivers and/or their sponsors lease a Reynard Dodge for $10,000 per race, with a chance of earning $12,000 for a win. Unlike other motorsports series, the Barber Dodge Series is completely self-contained and owned and operated by Skip Barber Racing.

         In addition to the various racing series discussed above, the following series and classifications have attracted a strong fan base and have established an international following.

         o Indy Racing League. In 1995, the IRL was formed as a rival United States open-wheel racing series, competing directly with the CART Series. The IRL's events are staged solely on oval courses. IRL cars are single-seater open-wheel racing cars with 4000 cubic centimeter normally aspirated engines generating horsepower of approximately 700 bhp with top speeds of approximately 230 miles per hour. The IRL's first season of racing commenced in 1996 and consisted of five races, including the Indianapolis 500. The 1998 season consists of 11 races, including the Indianapolis 500.

         o Super Touring. Super touring is a significant growth area in international motor racing. The series is developed for touring cars with a shell outwardly similar to a production model with a rev-limited two liter engine from the same manufacturer. In many instances, specialist racing firms produce the cars for major motor manufacturers. The major series are in Britain, Germany, Italy, France and Japan. Other series are run in Australia, South Africa, Belgium and Spain. Manufacturers racing in this series include Alfa Romeo, Audi, BMW, Ford, Honda, Mazda, Nissan, Peugeot, Renault, Toyota, Vauxhall/Opel and Volvo. Sub-classifications include oval touring, one-make touring, sports prototype series and similar touring car race series.

         o Sports Car Racing. Sports car racing is sanctioned in the United States by the Sports Car Club of America, the United States Road Racing Championship and Professional Sports Car Racing, which sanction races held on road courses throughout the country, including the Rolex 24 at Daytona, the premier sports car endurance event held in the United States. Internationally, the race at LeMans, France is the premier sports car endurance race. Sports car racing includes several different classifications. World sports cars are open-roof, specially designed racing cars. Also included in sports car racing are GT cars. The cars eligible for racing in a GT Series are high performance racing cars that must be based on limited production street cars.

         o Drag Racing. Drag racing typically involves short sprint races on a quarter mile straight-line drag strip. The NHRA is the most prominent organizing body in drag racing. The NHRA sanctions numerous classifications of cars, the most prominent of which are "top fuel dragsters" and "funny cars." Top fuel dragsters frequently exceed 300 miles per hour. Horsepower is the most important aspect of this form of racing. However, aerodynamics have become increasingly important both from the standpoint of eliminating aerodynamic drag and providing downforce to keep the cars on the track with the maximum amount of traction.

         o Truck Racing. NASCAR sanctions a series that races trucks based on U.S. production mid-sized pick-up trucks. The Series events are staged primarily on oval tracks throughout the United States. The trucks' engines generate approximately 550 horsepower with top speeds of approximately 190 miles per hour. The 1998 race season includes 27 races.

THE MOTORSPORT VALLEY

         British designed and assembled racing cars dominate motorsports throughout the world. It has been estimated that over 75% of single-seater racing cars used in 80 countries throughout the world were engineered, designed and assembled in the U.K. Approximately 600 U.K. companies are currently involved in the motorsports industry. This concentration of motorsports firms is centered around the Thames Valley in Oxfordshire and has become known as the "Motorsport Valley." The reasons for this concentration are numerous, but center mainly upon the concentration of knowledge and expertise that has been developed over the past 30 years and the ongoing British interest in the motorsports industry. For Reynard, being a part of the Motorsport Valley provides it with access to knowledge, expertise and a workforce that has been a significant benefit to its expanding business.

THE RACING CAR

         Following is a diagram of the 1998 Reynard Champ Car, with certain of the components identified:


  [DIAGRAM OF REYNARD RACE CAR WITH CERTAIN COMPONENTS OF THE CAR IDENTIFIED]

         Reynard builds the CART Champ Car to comply with specifications set by the sanctioning body. The 1998 Champ Car has a maximum allowable length of 196 inches (190 minimum), a maximum width of 78.5 inches (77-3/4 inch minimum) and a maximum height of 32 inches, excluding the rollover hoop and rear wings. The race cars must weigh a minimum of 1,550 pounds including coolant and lubricant. The rear wing on the short oval and road course race car has a maximum allowable height of 36 inches, but is limited to 32 inches on super speedways. The minimum wheel base (distance between the front and back wheel center line) is 96 inches.

         Ground effects are the result of designs which channel air under the car to create a low-pressure area or partial vacuum between the racing car and the race track. Under-car tunnels, combined with wings on the front and rear of the racing car, create downforce, similar to lift on airplanes, only in reverse. It is measured in pounds and can be used to balance the handling of the racing car by adjusting the front and rear wings. Downforce may create loads up to three times the weight of the racing car permitting the vehicle to corner at greater speeds while drivers experience loads of over five Gs (a lateral load equivalent to more than five times the pull of the earth's gravity) as a result of the efficiency of ground and other aerodynamic effects.

         Wings are critically important to the basic concepts and performance of current Champ Cars. The wings and racing car underbody have a significant impact on the handling and stability of the car. The wings work to improve cornering capabilities, enhance traction and maintain a balanced vehicle. Wings used on road courses or short ovals differ from those used on superspeedways.

         Through tiny testing probes, teams can compare different shapes and sizes in wind tunnel experiments to enhance the aerodynamic performance of the car. Front and rear wings are frequently adjusted to achieve maximum performance and handling of the racing car. Though the aerodynamics are fixed when the car is on the track, packages are often adjusted by the crew based on the track configuration, racing car speeds and wind speed measurements. On short ovals and road courses, teams must work to obtain maximum downforce. At super speedways and other especially fast circuits, downforce becomes less important, and drag must be reduced to obtain maximum speed. In order to achieve the maximum performance and handling of a racing car, many teams include a substantial budget for research and development costs, including wind tunnel experiments, to enhance the aerodynamic performance of the car.

                                    BUSINESS

GENERAL

         Reynard Motorsport, Inc. is one of the world's leading designers and manufacturers of production racing cars and other high performance specialty vehicles. Cars designed and produced by Reynard have a long history of winning races and setting records in many of the world's most competitive racing series. During 1998, Reynard racing cars were used by some of the world's best drivers, including Alex Zanardi, Jimmy Vasser, Greg Moore, Gil DeFerran, Dario Franchitti, Mark Blundell, Adrian Fernandez and Bobby Rahal. A majority of the current drivers in Formula One, the most prestigious international racing series, have competed in a Reynard racing car during their career, including World Champions Jacques Villeneuve, Michael Schumacher and Damon Hill.

         The Company was founded 25 years ago by Dr. Adrian Reynard, a former champion racing car driver who competed in vehicles of his own design. Since its inception, the Company's goal has been to dominate every race and win each championship in every series it enters. Reynard has graduated from Formula Ford Championships in the mid-1980s to the CART Series, to become the reigning CART Series champion, by applying the latest technology in the design and development of safe and competitive products. Reynard's history of winning is reflected by its operating performance, with sales growing at a compound annual growth rate of 51.9% from 1994 to 1997. As of October 20, 1998, the Company had entered into purchase agreements for racing cars and services representing orders valued at $44.80 million in 1999.

         Reynard Racing Cars. Reynard designs, manufactures and sells racing cars for competition in (1) the CART Series, the premier open-wheel motorsports series in North America; (2) the Formula Nippon Series, the Formula 3000 open-wheel racing series in Japan; and (3) the Barber Dodge Series, an open-wheel one make development series in the United States. The Company also designs and engineers touring and sports racing cars in conjunction with automobile manufacturers, such as Ford, Chrysler, Panoz and Dodge, for competition in international championships.

         BAR will make its debut in Formula One in 1999. BAR is a joint venture in which Reynard is a partner with British American Tobacco and Mount Eagle, Inc. The 1997 Formula One World Champion driver, Jacques Villeneuve, will drive one of the racing cars designed and engineered by BAR.

         Reynard operates integrated design, production and testing facilities in Oxfordshire, England, often referred to as the Motorsport Valley. The Company also operates a North American headquarters and testing facility in Indianapolis, Indiana. Reynard employs over 230 people, of which over 85% are highly skilled and well educated designers, engineers and other specialized technicians. The Company's employees utilize the most advanced technology in the design and engineering of racing cars, with a focus on maximizing aerodynamic efficiency, while continuing to develop improved safety features. Through the use of computer-aided engineering, design and manufacturing technology, Reynard meets stringent design criteria, streamlines production and reacts faster to changing demands. The Company pioneered the use of carbon composites in the manufacture of lighter, stronger and safer production racing cars. Reynard emphasizes after-sales support, including on-site race day customer service, and focuses on the needs of each individual customer. Such attention to customer service and satisfaction, coupled with management's expertise and investment in technology and equipment, has enabled Reynard to develop a track record of winning within the competitive global motorsports market.

KEY COMPETITIVE STRENGTHS

         History of Winning. Since the beginning of fiscal 1994, Reynard racing cars have won a total of 81 races, including seven championships in the CART Series, Formula 3000 competition and the Formula Nippon Series. Since winning its first race in the CART Series with driver Michael Andretti in 1994, Reynard racing cars have won a total of 54 pole positions (fastest qualifying times) and 49 wins. Reynard also has won the Constructor's Award for the CART Series each year from 1995 through 1998. As a result of its winning track record, Reynard supplied 22 of the 28 full-season entries in the 1998 CART Series. Reynard has received orders through October 20, 1998 to supply 37 racing cars for the 1999 CART Series and orders for 13 racing cars for the 1999 Formula Nippon Series.

         Reynard's reputation for winning has allowed it to establish alliances with major companies in the motorsports and automotive industries, including Chrysler, Firestone, Ford, Goodyear, Honda, Mercedes and Toyota. Increasingly, a number of international companies have sought the technological and engineering resources of Reynard to provide more diverse commercial solutions.

         Leader in the Development and Application of Motorsports Technology. The Company employs a scientific, rather than the traditional trial and error approach, in the design, engineering and manufacture of racing cars. The Company uses simultaneous engineering, which includes computer-aided engineering, design and manufacturing systems. With these systems, the Company can develop and manufacture a racing car, from initial design to final assembly, in a period of a few months. The Company analyzes the aerodynamic effects on a racing car in simulated race settings by (1) development and application of computational fluid dynamics, (2) application of finite element analysis and (3) testing at its wind tunnel facilities. The Company uses the results of these tests to engineer its racing cars. Management believes that its participation at the highest level of motorsports, such as the CART Series and Formula One, enhance the Company's ability to effectively develop and apply highly advanced technology to the design, development and production of racing cars for junior formulae.

         Strategic Relationship with British American Racing in Formula One. BAR will field a two-car team in the 1999 Formula One World Championship. The 1997 Formula One World Champion driver, Jacques Villeneuve, will drive one of the racing cars that will be designed and engineered by BAR. Management believes that British American Tobacco selected Reynard to be one of its joint venture partners in BAR as a result of the Company's reputation and expertise. British American Tobacco has entered into a long-term sponsorship agreement to fund what management believes to be one of the most significant sponsorship budgets in Formula One.

         Reynard has agreed to commit its management expertise to BAR. Reynard has invested $5.25 million, in exchange for a 15% equity interest in BAR and an ongoing management fee. Reynard expects to provide certain contract manufacturing services to BAR in its early stages on a fee-for-service basis. BAR will build and maintain a separate staff and facilities adjacent to Reynard's facilities in the Motorsport Valley. Although BAR operates independently, BAR and the Reynard technical staff regularly hold joint meetings to discuss and analyze research and development results of mutual interest.

         As a result of the joint venture, Reynard has access to certain of BAR's technological know how (not in written or machine readable form). The Company believes that this access to research and development ideas will enhance Reynard's other motorsports projects by improving our knowledge database and methodology.

         Highly Experienced Management and Operating Team. The Company attributes much of its success to its management team. It is composed of former racing car drivers, managers, race team members and motorsports enthusiasts who are highly experienced and well known within the motorsports sector. The Company's senior management team has an aggregate of over 75 years of service with the Company. Reynard has successfully manufactured racing cars for 25 years by leveraging the expertise of its management team in design and engineering, composites and production.

         The Company also has developed a corporate culture that provides exceptional training to young designers and engineers. By personally interviewing and recruiting each applicant, Dr. Reynard and the other members of the senior management team attempt to identify those skilled engineering students who they believe will excel in the unique Reynard culture and environment. Management believes that this recruiting process and corporate culture has enabled the Company to attract, retain and develop a team of highly skilled designers, engineers and technical staff. Upon completion of the offering, officers and employees of the Company will beneficially own approximately ___% of the outstanding common stock.

         Commitment to Customer Service. Reynard believes that service is an integral component of sales. Reynard demonstrates its commitment to service by assigning a liaison engineer to each Reynard racing car in the CART Series. By dedicating an engineer to each team, the Company can respond quickly to customer questions and concerns. Reynard also receives valuable information from these engineers for the continued development of the racing cars and equipment. Reynard engineers are present at each CART event to monitor the Reynard racing cars. In addition to this individualized customer service provided by Reynard engineers, its customers have access to Reynard's design systems and wind tunnel results. The customers also have direct access to Reynard's design team through the Company's computer-aided design system. Reynard uses the data obtained by the engineers at each track and the results of wind tunnel testing and engineering analysis to further refine the racing car design in response to competition on the track and customer recommendations. Reynard sells update packages, which may include newly designed wings or other components, to customers periodically during the season to incorporate these refinements.

         Vertically Integrated Operations. Reynard has the ability to design, engineer and manufacture the majority of the components of a racing car. Through its vertically integrated operations, the Company is able to (1) maintain higher quality control standards in the production of all components of the racing car,
(2) improve operating margins by lowering costs, and (3) control the timing of production and delivery of its products.

         The Company (1) designs and engineers racing cars and component equipment, (2) makes the patterns to be used in the production process, (3) manufactures the individual components to specification and (4) assembles the racing car. With the pending acquisition of Gemini, which manufactures gearbox and transmission systems, the Company will be able to manufacture substantially all of the parts necessary to deliver a rolling chassis to the customer.

GROWTH STRATEGY

         Capitalize on Growth Opportunities within Existing Race Series. The Company intends to increase its presence in the race series in which it is currently involved. The Company believes it will grow its business in existing series through:

         o Capitalizing on the continued expansion of the CART Series and other existing series. The Company believes it will continue to grow as these series grow through (1) increases in popularity, (2) expansion of the number of races and competitors, (3) increases in development budgets, and (4) expansion internationally. With such expansion, the Company can increase sales to existing customers who will require additional high margin equipment, spare parts and services. In addition, the Company intends to construct a composite manufacturing and repair facility in Indianapolis, Indiana. This facility will support parts sales and repair work that currently is performed in-house by individual CART teams.

         o Introduction of a newly designed racing car for the 1999 Formula Nippon Series. The Company believes the new design will result in increased sales of racing cars and spare parts in this series.

         o Expansion of the Company's presence in the touring and sports car racing programs. Major automobile manufacturers increasingly view success in these programs as an effective way to market their products and increase their prestige. The Company is planning the production of a world sports car to be designed and manufactured in conjunction with a major automobile manufacturers. The Company is currently engaged in discussions with two major international automobile manufacturers regarding this project.

         Enter New Race Series and Contracts with New Customers. Reynard intends to selectively enter additional motorsports markets through the sale of racing cars and equipment and through the sale of technological support. Reynard continuously evaluates existing opportunities to design and produce racing cars or provide support services for a number of race series including: (1) the IRL,
(2) Formula 3000, (3) Indy Lights, and (4) Toyota Atlantic. In addition, Reynard will provide certain contract manufacturing services and show cars to BAR in its early stages, on a commercial basis, for the upcoming Formula One racing season.

         Introduce New Higher Margin Services. Reynard believes that a significant portion of its future growth will be in the form of expanded sales of higher margin services to its motorsports customers. The services include CFD analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, the Company's customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and can apply the results of such tests to maximize their performance. Reynard has designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis, Indiana. Reynard sells time in the wind tunnel to CART racing teams and others on a fee-per-usage basis. In 1999, the Company will construct a seven post suspension rig testing facility in Indianapolis. Reynard will sell time on the suspension rig to CART racing teams and others on a fee-per-usage basis.

         Leverage Motorsports Technology. Reynard intends to selectively expand its non-motorsports operations by applying the technological and engineering resources it has developed in the motorsports sector to other industries. Reynard believes that its highly skilled designers and engineers can apply its advanced technology in all areas where wind resistance, weight, fuel conservation and/or safety concerns are factors. For example, based on Reynard's design and engineering capabilities, Virgin Airlines selected Reynard to design and develop a light-weight, strong, fully-reclining business class aircraft seat. The aircraft seat is currently in the production phase. To further support efforts outside of motorsports, Reynard plans to open a computer-aided design office in Detroit, Michigan. This office will target design and engineering projects within the automotive industry, and leverage the strong relationships Reynard has developed over the years with the major automobile manufacturers. Although Reynard's primary focus will remain in the motorsports industry, management believes that a number of opportunities outside the motorsports sector are available.

         Selective Acquisitions. Management believes a number of opportunities exist to make selective strategic acquisitions within the motorsports industry. Reynard will generally seek to acquire companies that (1) complement and expand the Company's current operations, (2) have an experienced management team, (3) have an industry leading reputation and (4) have strong customer and supplier relationships. Reynard's acquisition of Gemini meets these objectives by further integrating the Company's current operations and providing state-of-the-art equipment in a highly specialized business. Reynard believes that the relationships Gemini has developed with Audi, BMW, Mercedes and Volkswagen, as well as many other industry customers, will add strategic value to Reynard's future growth. Management will continue to evaluate methods to further enhance the Company's vertical integration.

COMPANY HISTORY

         Reynard Motorsport was formed in 1973 when Adrian Reynard designed and built his first Formula Ford car for competition. Since that time, Reynard has progressed from manufacturing racing cars for Formula Ford in the 1970's, Formula Three in the 1980's, Formula 3000 in the late 1980's and early 1990's, CART in the mid-1990's and will enter Formula One in 1999. Reynard's cars have dominated each of these series. Reynard has been able to continually leverage its success and technical expertise as it graduated into more advanced series in which revenue and profit per car could be increased. Management believes Reynard has grown to become a leading manufacturer of racing cars as a result of attracting skilled and committed individuals, coupled with state of the art equipment and technology.

         As a result of its competitive designs and engineering, Reynard racing cars have consistently won races and championships in every Formula in which they have competed:

         o    Formula Ford Champions 1986, 1987, 1988, 1989
         o    Formula Three Champions 1986, 1987, 1988, 1989, 1990, 1991, 1992,
              1993
         o    Formula 3000 Champions 1988, 1989, 1991, 1992, 1993, 1994, 1995
         o    US 500 winners 1996, 1997, 1998
         o    Indianapolis 500 winners 1995, 1996
         o    CART Series Champions 1995, 1996, 1997, 1998
         o    CART Series Constructor's Award 1995, 1996, 1997, 1998

         Reynard is one of only a few racing car manufacturers which have leveraged their knowledge and expertise to graduate from lower technology junior formulae such as Formula Ford and Formula Three, to the more advanced higher margin series, such as Formula 3000 and CART. Reynard has often exited the junior series when graduating to higher series. In addition, , the Company has expanded into international markets such as the United States, Europe, Canada, South America and Asia by applying its technological expertise to specialized projects within motorsports and select other industries. As a result, Reynard won the Queen's Award for Export Achievement for the first time in 1990 and, in 1996, became the only company in the U.K. to win the award for a second time. Reynard is well positioned to continue expanding in the series in which it currently competes. The timeline below shows the Company's progression from its inception in 1973:


                    Entrance into international
                    Markets USA, Canada,
                    Germany, South Africa
First Formula Ford  |           Production for Formula
    produced        |           Vauxhall/Opel Lotus single                   Chrysler
   |                |           make series with GM        Toyota Atlantic    Patriot
   |     |          |        |        |        |       |            |           |          |
------------------------------------------------------------------------------------------------------
   1973  1975       1982     1984     1985    1987     1988        1989        1993        1994
         |                   |        |                |                                   |
         |               Development  Entrance into    Entrance into                Entrance into the
 First Formula Ford      of carbon    Formula Three    Formula 3000                 CART Series
   2000 produced         fiber technology





 Ford Indigo             Joint Venture with BAR
      |                  to enter Formula One
 Venture with            Production of
 Chrysler to produce     Barber Dodge
 Stratus Touring Cars    single make cars
   |                       |            |
---------------------------------------------------
   1995        1996      1997           1998
               |                        |
        Venture with Ford to     Venture with
        produce Mondeo           Virgin Airlines to form
        Touring Cars             Reynard Aviation

         Panoz GT cars           Venture with
                                 Strathcarron


PRODUCT DEVELOPMENT

         Formula Ford. In 1973, Dr. Reynard designed and built his first Formula Ford car. Formula Ford 1600s are simple, lightweight aerodynamic cars. They are based on a stiff chassis with a 2-liter Ford engine which yields approximately 110 horsepower and a top speed of approximately 120 miles per hour. They are built in accordance with a stringent set of regulations. Efficient use of materials and components enhance performance and cost effectiveness. Dr. Reynard designed the car for his own use in competition. In the process, Dr. Reynard introduced a number of new ideas to the otherwise conventional design, many of which later became standard in Formula Ford 1600. The first time Dr. Reynard raced in the new vehicle, it won.

         Following its success in Formula Ford 1600, Reynard began developing a Formula Ford 2000 car. By 1975, the Company had produced its first Formula Ford 2000 car. Formula Ford 2000 cars have a 2-liter engine yielding 130 horsepower and a top speed of approximately 130 miles per hour. They use larger slick tires and wings than Formula Ford 1600 cars. In 1983, Reynard's first Formula Ford 2000 car incorporated much of the design and engineering technology that Dr. Reynard had learned while designing the Formula Ford 1600. The first time Reynard's Formula Ford 2000 car raced, it won. Over the next ten years, Reynard continued to achieve success in both the Formula Ford 1600 and Formula Ford 2000 series. From 1973 to 1988, the Company manufactured 277 Formula Ford 1600 cars and 384 Formula Ford 2000 cars. At this time, the Company began to experiment with carbon fiber in the production of its cars, a technology which, up until that time, had only been used in Formula One.

         Formula Three. By 1985, the Company began to develop a racing car for competition in Formula Three. As in Formula Ford, the first time a Reynard car competed in Formula Three, it won. Formula Three cars are smaller versions of Formula 3000 cars, with 2,000 cubic centimeter engines based on standard production engines yielding around 160 horsepower and a top speed of approximately 150 miles per hour. The Company's success in Formula Three set Reynard apart from many of its competitors in Formula Ford who had unsuccessfully attempted to enter the higher formulae. Formula Three teams were more demanding and had higher expectations than Formula Ford. Over the next ten years, the Company produced approximately 360 Formula Three cars.

         Formula Vauxhall Lotus. In 1987, General Motors decided to launch a racing series known as Formula Vauxhall Lotus in Britain and Formula Opel-Lotus in Europe. General Motors selected Reynard to manufacture the car. The Formula Vauxhall-Lotus series was a one-make series using a 16-valve engine designed by Cosworth Engineering, which was close in performance to the Formula Three engine but at a much lower cost. Reynard was the exclusive chassis supplier to this series between 1987 and 1992, producing a total of 204 cars for this series.

         Formula 3000. The Company's entrance into Formula 3000 in 1988 represented a turning point for Reynard. The Formula 3000 design was substantially different from the lower formulae in which Reynard had previously competed. Formula 3000 is the secondary European racing formula, acting as a final training ground and feeder series for Formula One. Formula 3000 is for single-seater open-wheel race cars with 3000 cubic centimeter engines generating horse power of approximately 450bhp with top speeds of approximately 180 miles per hour. Reynard's Formula 3000 car won the first race in which it competed and went on to win the Championship during its first year. For the next eight years, Reynard continued to apply its technology to expand its presence in Formula 3000, manufacturing 220 cars during this time, while discontinuing its production of Formula Ford 1600 and Formula Ford 2000 cars. Reynard stopped producing Formula 3000 chassis in 1995, but continued operating successfully in Japan, selling 10 cars and winning the Championship in 1997. Since 1996, Formula 3000 has been conducted as a one-make series.

         Toyota Atlantic. In 1989, Reynard manufactured the first carbon composite Toyota Atlantic car. The car debuted in New Zealand and won its first race. The Toyota Atlantic series was a multiple chassis series with identical Toyota engines and a single tire manufacturer. The Toyota Atlantic car was closely related to the Formula Three car with slightly different aerodynamic characteristics. Reynard continued to manufacture racing cars for this series for two years, manufacturing 15 cars during this time.

         Chrysler/Dodge. In 1993, Reynard entered into its initial design and engineering consulting projects for large international automobile manufacturers. For example, Chrysler selected Reynard to assist it in the design and development of the Chrysler Patriot, an endurance racing sports car. The Company designed and built the new car, from initial design to assembly, within six months. Management believes no other motorsports manufacturer could have achieved such results in that time frame. Although the Patriot never actually raced, the alliance Reynard developed with this major automobile manufacturer was a significant step in Reynard's development. As a direct result of the Chrysler Patriot project, Reynard was selected by Chrysler for two projects (1) making carbon fiber composite bodies, consulting on chassis development and designing an aerodynamics package to be used in the racing car version of the Dodge Viper and
(2) developing the Chrysler Stratus car for the American Touring Championship. The Company provided technical support and supplied kits of parts for both cars.

         Champ Car. After having successfully entered the U.S. market with a Toyota Atlantic car, and following its success in Formula 3000, the Company decided to participate in the CART Series. CART Champ Cars are single-seater, open-wheel racing cars with a turbocharged four-cycle overhead cam shaft eight-cylinder engine with allowed maximum displacement of 2,650 cubic centimeters, capable of speeds of up to 240 miles per hour. Compared with Formula 3000, the investment in Champ Cars was much greater, the technology was higher and the customer base was more remote to the Company. Therefore, the introduction of a Champ Car involved a higher degree of risk to the Company. In addition, compared to many Formula series, a Champ Car is viewed as a design compromise because it has to be raced on slower street circuits and road circuits, as well as high-speed short and long oval tracks.

         During 1993, Reynard began the design and marketing efforts for its Champ Car. By the end of April 1994, Reynard had delivered 13 racing cars to its CART customers, including Chip Ganassi Racing. Since the inception of the CART program, Reynard has become very successful in this formula, with driver Michael Andretti winning the first race in the series in Surfers Paradise, Australia in the 1994 season. Reynard's successful debut in the CART Series led to a dominant position during the 1995, 1996, 1997 and 1998 seasons. In each year, Reynard won the Constructor's and Driver's Championships. In 1997, Reynard racing cars had a total of 13 wins and 15 pole positions in the 17 race season. Mauricio Gugelmin with PacWest Racing, driving a Reynard racing car, set the fastest lap ever run on a closed circuit at the California Speedway in Fontana in 1996, lapping the oval at 240.942 miles per hour. During 1998, the Reynard cars have won 17 races and 17 pole positions in the 18 races and have clinched the 1998 Constructor's Championship and Driver's Championships.

         Since the Company introduced its first Champ Car in 1994, Reynard has manufactured 148 cars, including 38 cars in fiscal 1997 and 42 cars in fiscal 1998. As of October 20, 1998, the Company has received orders for 37 racing cars for the 1999 CART Series.

         Panoz GT Cars. In January 1996, the Panoz Automotive Development Company selected Reynard to design, develop and build six LeMans GT cars over the course of two years. The resulting race car, known as the Panoz GTR 1, shares the same front/mid-engine power train layout as the street-legal Panoz AIV Roadster. It is powered by a Ford V-8 engine and is unique in every respect, from initial concept to finished product. It is the only GT car with an external design determined exclusively by aerodynamic considerations. The combined expertise of Panoz and Reynard has resulted in one of the most advanced racing cars on the international sports car racing circuit. Within 12 months of the commencement of the project, the Panoz GTR 1 completed its proving tests and competed for the first time at Sebring in the United States. The Panoz GTR 1 won second place overall in the manufacturer's point standings in the 1997 Professional Sports Car Racing Series, as well as a second place in the 1997 driver's standing. During 1998, the Panoz GTR 1 won the manufacturer's and driver's championships.

         Barber Dodge. The Barber Dodge Pro Series is a highly competitive North American racing series which utilizes 30 identically prepared single-seater racing cars, called Reynard Dodges. Serving as a development series to the CART Series, the Barber Dodge Series races on temporary street circuits and permanent road courses. Many of the Barber Dodge races are run as a support race to a CART event. Unlike other motorsports series, the Barber Dodge Series is completely self-contained. The Series is owned and operated by Skip Barber Racing, which has four transporters that haul everything, including the cars, parts and equipment, to each race venue. Skip Barber Racing selected Reynard in 1997 to design and build their cars as a result of the Company's reputation and service.

         Formula Nippon. In Japan, the Formula Nippon Series has emerged, taking the place of the previous Japan Formula 3000 Series. The series is for single-seater open-wheel racing cars with 3000 cubic centimeter engines generating horsepower of approximately 450 bhp, with top speeds of approximately 180 miles per hour. In 1998, Reynard racing cars captured first and second place in the Championship. The 1998 Formula Nippon Series included 10 races, on permanent road courses and temporary street circuits throughout Japan. A total of 13 Formula Nippon cars have been ordered for the 1999 series.

         Reynard Aviation. As a result of the Company's expertise in racing car design and engineering and composite development, Virgin Airlines selected Reynard to design and develop an aircraft seat. Through Reynard Aviation, a venture between the Company and Virgin Airlines, Reynard has capitalized on its technical knowledge to design and develop a light-weight, strong and functional fully-reclining business class aircraft seat. The project was primarily funded by Virgin Airlines, with Reynard receiving a 20% equity interest in Reynard Aviation in exchange for its technical expertise. The seats are currently in production. Reynard expects that Virgin Airlines will install the seats in its aircraft during 1999.

         Strathcarron. The Honorable Ian Macpherson (son of Lord Strathcarron, a former racing car driver who is now the President of the Guild of Motoring Writers) selected Reynard to design a basic, affordable sports car for street use that would be the equivalent of a modern day Lotus Seven or a motorcycle on four wheels. Reynard has designed an open, side by side, two seater without doors which uses (1) aluminum and composite materials for safety while maintaining lightweight performance, (2) a mid-engine layout including a compact 4-cylinder, 16 valve, 1200 cubic centimeter modern engine, and (3) a unique Reynard-designed final drive unit. In 1998, Strathcarron Sports Cars plc commissioned Reynard to engineer and manufacture three "proof of concept" prototype chassis.

         British American Racing. The British American Racing Team will field a two-car team in the 1999 Formula One World Championship. The 1997 Formula One World Champion driver, Jacques Villeneuve will drive one of the racing cars designed and engineered by BAR. Management believes that BAT selected Reynard to be one of its joint venture partners in BAR as a result of the Company's reputation and expertise. BAT has entered into a long-term sponsorship agreement to fund what management believes to be one of the most significant sponsorship budgets in Formula One. Reynard has invested $5.25 million and agreed to commit its management expertise and technology to BAR in exchange for a 15% equity interest in BAR and an ongoing management fee for directors' services. Reynard expects to provide certain contract manufacturing services to BAR in its early stages on a fee-for-service basis. BAR will build and maintain its own independent design, engineering, research and development and manufacturing staff and facilities adjacent to Reynard's facilities in the Motorsport Valley. From time to time, BAR and the Reynard technical staff hold joint meetings to discuss and analyze research and development results of mutual interest. Reynard may access the technological know-how (not in written or machine-readable form) accumulated by personnel employed by Reynard. The Company believes that this access to research and development ideas will enhance Reynard's other motorsports projects by improving our knowledge database and methodology.

DESIGN AND DEVELOPMENT

         Reynard designers use a vast vehicle dynamics database compiled from actual results on the track and updated on an ongoing basis to translate past performance into new racing car designs. Reynard's design engineers use a variety of computer-aided design ("CAD") systems to design a competitive racing car. A project's design team will utilize the CAD system to begin "drawing" the various components of a racing car, with analysis of the vehicle dynamics database and input from engineers and aerodynamicists. Each member of the design team is responsible for specific components of the racing car. The CAD systems available to the design team allow each designer to view the component design from various angles. The system also allows the components to be assembled on the computer screen. After each component has been drawn, the entire racing car is assembled on the computer screen.

         During the design phase, a wind tunnel model and/or prototype car is built based on such design. Extensive engineering and testing is performed on the racing car to refine the design prior to final production. Wind tunnel models are built 40% or 50% to scale, depending upon the wind tunnel size, in the same manner that actual race cars are manufactured and assembled.

         Reynard has extensive experience in utilizing wind tunnel testing in the development of its racing cars and equipment. Through the use of 50% scale model, moving ground open jet wind tunnel testing at Reynard-operated facilities in England and in Indianapolis, Indiana, Reynard designers, engineers and aerodynamicists can test the car's design and set up under varying conditions. These tests are used to improve the car's racing efficiency. In wind tunnel testing, the aerodynamicist analyzes the impact of varying component designs, such as different wings or nose cones, on the performance of racing cars. The aerodynamicists may test wind tunnel sample component designs for each part prior to finalizing the design. The designers then incorporate these findings into the design of the racing car prior to manufacture and assembly.

         Reynard is pioneering the use of computational fluid dynamics in the design and development of racing cars. The development and application of CFD technology and finite element analysis, in conjunction with testing performed at proprietary-designed wind tunnel facilities, enables Reynard to analyze the aerodynamic effects on a racing car in simulated race settings and provides the Company with a competitive advantage in engineering its racing cars.

         CFD is a computer-aided engineering system for mathematical modeling of air flows. It allows the engineer to simulate wind tunnel tests on the computer in advance of testing, thereby removing some of the guess work and expense from the development process. Through its use of CFD, Reynard is able to analyze the impact of changing component designs on the computer. This eliminates certain possible component designs and brings fewer component designs into the wind tunnel for testing. Through CFD, Reynard is also able to "optimize" component design according to necessary parameters prior to building and testing parts. Reynard currently utilizes the CFD data in conjunction with wind tunnel testing as it further refines its CFD system and analysis processes.

         In addition to the use of CFD, Reynard engineers perform extensive finite element analysis in engineering its racing cars. Through finite element analysis, engineers are able to mathematically calculate stress in structures, such as the components of the racing cars, under simulated racing conditions.

         Reynard continuously seeks ways in which to improve driver safety in the design of its racing cars, as well as in the manufacturing techniques developed to produce the racing cars. The design, engineering and development of a Reynard racing car continues after cars have been manufactured and delivered to customers. For example, aerodynamic refinements in the form of update kits are developed and sold to customers to reflect the updates in car design made during the year. The nature and frequency of update kits depend upon customer demand and on-track competition throughout the race season.

PRODUCTION

         Design and Engineering. Simultaneous engineering, which is the concurrent participation of design, manufacturing, sales and purchasing, allows the Company to develop and manufacture each racing car on an individual basis from initial design to final assembly. This process is completed in a period of two months. Through Reynard's vertically integrated operations, it is able to
(1) maintain higher quality control standards in the production of all components of the racing car, (2) improve operating margins by lowering costs and (3) control the timing of production and delivery of its products.

         Reynard designs and engineers racing cars and component equipment, makes the patterns to be used in the production process, manufactures the individual components to specification and assembles the chassis. Quality and safety are of paramount importance in every aspect of production of the composites and Reynard prides itself on the use of pioneering techniques in the production of its racing cars.

         Patterns. Once the design and engineering of the racing car has been completed, patterns are made to design specification for production of the racing car components. In May 1997, Reynard acquired the assets of a U.K.-based partnership with extensive experience in the production of patterns. Patterns are machined by computerized numerical control using CAD data direct from the design office. For customers without CAD facilities, Reynard offers skilled staff to complete the manufacturing process, from drawings to extremely high precision finished patterns.

         Manufacturing. Reynard has developed manufacturing techniques that it believes enables it to produce one of the strongest and safest racing cars in motor racing. The racing car components, which include the cockpit, sidepods, wings and the underbody, are manufactured by hand using carbon composites. Patterns are used to make molds for each chassis component. Precision computer equipment is used to cut carbon fiber for each component. After Reynard personnel conform the pieces of carbon fiber to the mold, each component is placed into an autoclave at a specified pressure and temperature.

         Reynard currently manufactures the majority of the suspension components and other machined or fabricated parts necessary to deliver a rolling chassis to the customer. With the acquisition of Gemini, Reynard will also manufacture substantially all of the transmissions and gearbox components. The technologically advanced equipment owned by Gemini will allow precision production of components and parts to design specifications. The computer-aided design and manufacturing features of the equipment allow for fast and efficient prototyping. This, in turn, allows for small output manufacturing.

         Assembly. Once all components have been produced, Reynard assembles a rolling chassis for delivery to its customers. The cars are built by a team split into three groups: (1) assembly, (2) sub-assembly and (3) gearbox assembly. The sub-assembly and gearbox group has a separate kit of parts, which are assembled into sections. These sub-assembled suspension components and gearboxes are brought together into the main assembly area where the cars are finished. This process ensures that the cars are assembled quickly and accurately.

CUSTOMER SERVICES

         Reynard assigns a liaison engineer to each Reynard-entry in the CART Series in order to maintain its competitive advantage and demonstrate its commitment to service. These engineers attend each CART event to monitor the Reynard entries. The dedication of an engineer to each team allows Reynard to respond quickly to customer questions and concerns. It also provides valuable information to Reynard for further development of the chassis and equipment.

         In addition to the hands-on assistance provided by Reynard engineers, the customers from the CART Series have access to Reynard's design systems and wind tunnel results, as well as direct access to Reynard's design team and computer-aided design system. The continual communication between Reynard's engineers and the race teams provide additional data for refinement of the racing car design.

         Reynard continues to enhance the performance and safety features of its racing cars throughout the race season. Data obtained from the engineers at each track, in conjunction with continued wind tunnel testing and engineering analysis, allows Reynard to further refine the racing car design in response to competition on the track. Update packages which may include newly designed wings or other chassis components, are made available to Reynard's customers to enhance performance of the racing car. Reynard believes that its commitment to the continued development of its racing cars provides a significant competitive advantage in the industry. In addition,

Reynard continues to analyze data and evaluate designs to improve efficiency in anticipation of the design and production of the next year's racing car.

         Throughout the season, Reynard manufactures and sells spare parts to customers on an as-needed basis. In order to avoid the cost of carrying obsolete inventory, Reynard continuously monitors the spare parts needs of its customers and manufactures chassis components in response to inventory needs throughout the race season. Spare parts are sold to customers at the race track, as well as through delivery from Reynard's distribution subsidiaries.

         Reynard intends to expand sales of higher margin services, such as CFD analysis, wind tunnel testing and seven post suspension rig testing. Through the application of these services, Reynard's motorsports customers are able to simulate and evaluate the effects of subtle changes in the engineering and set up of individual cars moving at high speeds and apply the results of such tests to maximize their performance.

         Reynard, through Auto Research Center, LLC, has designed and built a state-of-the-art 50% scale model, moving ground open jet wind tunnel in Indianapolis, Indiana. Reynard sells time in the wind tunnel to racing teams from the CART Series and others on a fee-per-usage basis. In 1999, Reynard will construct a seven post suspension rig testing facility in Indianapolis. This facility will be used to simulate the pitch and roll experienced by racing cars under simulated racing conditions in order to refine suspension, springs and shock absorbers on the racing car. Reynard intends to sell time on the seven post suspension rig on a fee-per-usage basis to racing teams from the CART Series and others.

RECRUITING AND TRAINING

         During Reynard's 25-year history, Dr. Reynard and the other members of the senior management team have developed a culture that provides exceptional training to young designers and engineers. This culture encourages them to assume responsibility for projects at a young age.

         In 1988, Reynard developed a formal graduate recruitment program. Pursuant to this program, skilled engineering students are given an opportunity to intern with Reynard with the expectation of employment following graduation. Each year, by personally interviewing and recruiting each of the over 300 applicants, Dr. Reynard and other members of the senior management team attempt to identify skilled engineering students who they believe will flourish in the culture and environment that is Reynard.

         Reynard is committed to creating an environment that provides its highly-skilled personnel with stimulating challenges which demand the very best from each individual. Through the training process, the staff is exposed to the latest engineering hardware and software, and each young designer and engineer is encouraged to assume responsibility for projects. Management believes that this recruiting process, coupled with the pervasiveness of the corporate culture, has enabled Reynard to attract, retain and develop a team of highly-skilled designers, engineers and technical staff.

COMPETITION

         The industry for designing, developing and manufacturing racing cars and technologically advanced equipment is highly competitive. Reynard competes primarily with other manufacturers of racing cars, such as Swift and Lola, for auto racing competitors. Continuous attention to aerodynamic, technological and safety advances is required in order to remain competitive. Reynard believes that on-track performance of the racing cars, industry reputation, service after the sale, pricing and equipment availability are the principal factors that distinguish competing motorsport manufacturers. It is its attention to those factors listed above that has allowed Reynard to be the primary racing car provider to competitors in the CART Series. In that series, Reynard provided racing cars to

22 of the 28 1998 full-season entrants. Reynard has received orders through October 20, 1998 to supply 37 racing cars for the 1999 CART Series.

EMPLOYEES

         As of August 31, 1998, Reynard employed approximately 230 full-time employees. None of Reynard's employees are represented by a labor union. Management believes that Reynard enjoys a good relationship with its employees.

LEGAL PROCEEDINGS

         Reynard is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on Reynard's financial condition.

ENVIRONMENTAL MATTERS

         Reynard believes that the facilities it operates are in material compliance with applicable environmental statutes and regulations. Nevertheless, if damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of Reynard's business or by pollutants, substances, contaminants or wastes used, generated or disposed of by Reynard, or which may be found on Reynard's property, Reynard may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability could be material and Reynard is self-insured. Changes in regulations or requirements could also require material expenditures by Reynard in order to become compliant.

TRADEMARKS AND PROPRIETARY INFORMATION

         Dr. Adrian Reynard has filed a trademark application in the U.K. for the Reynard brand name and logo. Dr. Reynard will grant a license to Reynard to use the name and logo until the Company no longer conducts business operations, at no cost to the Company except registration and related costs. Dr. Reynard intends to file a trademark application with the U.S. Patent and Trademark Office with respect to the Reynard brand name. U.S. registered trademarks have a perpetual life, as long as they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks.

         Reynard does not seek patent protection on its products or processes due to the continual development and refinement necessary to remain competitive. Reynard does regard the products, technologies and databases that it has developed as proprietary. The Company attempts to protect its trade secrets and proprietary information through agreements and policies with employees and consultants. Despite these efforts, there is no assurance that others will not gain access to Reynard's trade secrets, or that Reynard can meaningfully protect its technology and intellectual property. Although Reynard intends to protect its rights vigorously, there is no assurance that such measures will be successful.

PROPERTIES

         Reynard's operations occupy leased property located in Bicester, Oxfordshire, and Brackley, Northamptonshire, in the Motorsport Valley. The two facilities in Bicester comprise over 3,000 square meters and those located in Brackley occupy an area over 5,000 square meters. The lease for the Bicester sites expire May 11, 2010. The leases for the Brackley sites expire on March 25, 1999, May 31, 2003 and May 11, 2010. Dr. Reynard is the lessor for one of the Bicester sites, while the Reynard Racing Cars Directors Pension Fund is the lessor for the remaining Bicester site and two of the Brackley sites. The total rent per annum for all the sites is $897,482.

ADDITIONAL INFORMATION

         Reynard's principal executive offices are located at 8431 Georgetown Road, Suite 700, Indianapolis, Indiana 46268. The telephone number is (317) 824-5600. Reynard was incorporated in Delaware on September 2, 1998.

         Reynard has filed a Registration Statement on Form S-1 with the Commission. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Reynard, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the Commission's public reference room in Washington, D.C., and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Reynard's Commission filings and the Registration Statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

         Reynard files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below is certain information concerning the executive officers and directors of the Company.

        NAME                         AGE                  POSITION
        ----                         ---                  --------
Adrian J. Reynard                    47          Chairman of the Board and director of the Company
Alex S. Hawkridge                    53          Chief Executive Officer and director of the Company
Richard J. Gorne                     44          Vice President - Sales and director of the Company
Malcolm B. Oastler                   39          Technical Director of Reynard Motorsport Limited
Paul R. Owens                        57          Composites Director of Reynard Motorsport Limited
John C. Gower                        42          Chief Financial Officer, Secretary, Treasurer and
                                                    director of the Company
Peter D. Morgan                      44          Production Director of Reynard Motorsport Limited
Bruce G. Ashmore                     39          Vice President/Technical Director - Reynard North America, Inc
Jeff S. Swartwout                    45          Vice President/Operations Director - Reynard North America, Inc.

The Board of Directors are elected annually by the stockholders. The officers of the Company serve at the pleasure of the Board of Directors.

DR. ADRIAN J. REYNARD was elected Chairman of the Board and a director in September, 1998. He has served as president and chief executive officer of Reynard Motorsport Limited and its predecessors since 1973. Dr. Reynard's career in the motorsports industry began in 1973 as a driver who designed and built his own racing cars. By concentrating on design, engineering and manufacturing, instead of driving, Dr. Reynard has made the Company a successful manufacturer of racing cars over the past 25 years.

ALEX S. HAWKRIDGE was elected Chief Executive Officer and a director of the Company in September, 1998. From 1992 to 1998, Mr. Hawkridge provided specialized advice to many major companies in British motorsports through his company, Garland Management Ltd. From 1968 to 1992, Mr. Hawkridge served as managing director of Toleman Group, a diversified manufacturing company with over 1,200 employees and operations in the U.K., U.S., and Philippines. During Mr. Hawkridge's tenure, Toleman Group owned and operated Toleman Motorsport, which won the Formula Two European Championship in 1980 and the British Rally Championship in the same year. Toleman Motorsport entered Formula One in 1981, and sold the team to Benetton in 1985. Toleman Group also operated Cougar Marine, the winner of 13 consecutive World Powerboat Championships.

RICHARD J. GORNE was elected Vice President - Sales and a director of the Company in September, 1998. Mr. Gorne has served as a director of Reynard Motorsport Limited and its predecessors for seventeen years. Mr. Gorne was a successful racing car driver who competed against Dr. Reynard in the 1970's and became both a friend and subsequently a partner in the Company. Mr. Gorne focuses primarily on sales and customer service within the Company.

MALCOLM B. OASTLER has served as Technical Director of Reynard Motorsport Limited since March 1994. He joined the Company in 1985 to design the Formula Ford 1600 and 2000 chassis. In 1987, he built the Formula Ford car that won on its debut. Prior to joining the Company, Mr. Oastler gained valuable experience working in junior motor racing categories and competing as a driver in the Formula Ford 2000 series.

PAUL R. OWENS has served as managing director of Reynard Composites for 14 years. He joined Reynard in 1984 in order to develop the construction techniques for the first ever carbon composite chassis for use in production based racing cars. He helped start the Chevron Cars business in 1956 at age fifteen. He remained with Chevron Cars until 1980 when he joined Maurer Racing Cars to design and build Formula Two cars.

JOHN C. GOWER was elected Chief Financial Officer, Secretary, Treasurer and a director of the Company in September, 1998. Mr. Gower has served as financial controller for the Reynard companies since 1991. During this period of rapid growth he was responsible for setting up new finance and accounting systems. From 1985 to 1991, he served as financial controller for the Benetton Formula One team. Mr. Gower is qualified as a Chartered Accountant.

PETER D. MORGAN was elected Production Director of Reynard Motorsport Limited in September 1998. Mr. Morgan served as vice president of production for Reynard Motorsport Limited since April 1994. Prior to that, he held the positions of team manager and race engineer with Madgwick Motorsport in Formula 3000 for ten years. Mr. Morgan began his racing career as a driver in the Formula Ford series and was Esso National Champion in 1978.

BRUCE G. ASHMORE was elected Vice President/Technical Director of Reynard North America, Inc. in December, 1997. Mr. Ashmore joined Reynard North America in 1994 as the technical director of the Company's North American operations. From 1988 to 1993, he worked as chief designer for Lola Cars Ltd., a chassis manufacturer.

JEFF S. SWARTWOUT was elected Vice President/Operations Director of Reynard North America, Inc. in March, 1998. Mr. Swartwout joined Reynard North America in 1993. He began his career as a mechanic in the Formula Atlantic, Sports Prototypes and Indy Car series. Mr. Swartwout's accomplishments on the racing circuits as the lead mechanic include a victory at the 1986 Indianapolis 500 and three National Championships.

         Pursuant to the Company's agreement with BAR, Dr. Reynard and Messrs. Gorne and Oastler have committed a significant amount of their time to the BAR Formula One racing effort. Mr. Oastler must devote substantially all of his time over the next three years. Dr. Reynard and Mr. Gorne must devote approximately one half of their time for the next year and approximately one quarter of their time for the subsequent two years.

COMMITTEES

         Reynard's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee recommends the appointment of the Company's independent auditors to the Board of Directors, reviews the compensation of such auditors and reviews with such accountants the plans for the result and scope of their auditing engagement. The Compensation Committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the Board of Directors with respect thereto. It also administers the Company's Stock Option Plan. See "--Stock Option Plans."

LIMITED LIABILITY AND INDEMNIFICATION OF DIRECTORS

         Reynard's Certificate of Incorporation provides that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law. This limitation of liability does not apply in the case of: (1) a breach of the director's duty of loyalty to Reynard or its stockholders, (2) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) the unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) a transaction from which a director derived an improper personal benefit.

         Reynard's By-laws indemnify its directors and officers to the fullest extent possible under Delaware law, except as otherwise provided in the Certificate of Incorporation. These indemnification provisions require Reynard to indemnify directors and officers against certain liabilities and expenses to which they may become subject by reason of their service to Reynard. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification. Reynard intends to obtain insurance to protect its officers and directors from liability.

DIRECTOR COMPENSATION

         Members of the Board of Directors who are not Reynard employees will receive options to purchase ______ shares of common stock when first elected and options to purchase _____ shares of common stock upon each re-election. See "--Stock Option Plans -- Director Option Plan." In addition, these independent directors will be paid a per meeting fee of $_____ and $_____ for each telephonic meeting. Reynard will reimburse all directors for their expenses incurred in connection with their activities as directors. Directors who are also Reynard employees receive no compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

         Information regarding all forms of compensation paid or payable by Reynard to the Chief Executive Officer and the four most highly compensated executive officers whose annual salary and bonus exceeded $100,000 in fiscal 1997 is set forth below. The principal positions of the named executive officers refer to titles held by such individual in the operating subsidiaries prior to the Reorganization.

                                               SUMMARY COMPENSATION TABLE
                                                   ANNUAL COMPENSATION

               NAME AND                   FISCAL                                      OTHER ANNUAL          ALL OTHER
         PRINCIPAL POSITIONS               YEAR            SALARY         BONUS       COMPENSATION        COMPENSATION
         -------------------              ------           ------         -----       ------------        ------------
Adrian J. Reynard (1)                      1997          $7,446,109           --          $87,573(2)        $1,797,169(3)
Chief Executive Officer of the
Company, Chairman of Reynard
 Motorsport Limited

Richard J. Gorne                           1997             330,862      153,122               --(4)             3,758(3)
Managing Director, Reynard
Motorsport Limited

Malcolm B. Oastler                         1997             245,069      153,122               --(4)                --
Technical Director, Reynard
Motorsport Limited

Paul R. Owens                              1997              82,753      153,122               --(4)            49,831(3)
Director, Reynard Composites

John W. Piper (5)                          1997             139,730           --               --(4)             2,614(3)
Director, Reynard Special Vehicle
Projects

--------------------

(1) Alex Hawkridge was elected Chief Executive Officer of Reynard in October 1998. The Company anticipates entering into an employment agreement with Mr. Hawkridge. In addition, Dr. Reynard has entered into an employment agreement that provides for annual compensation of $1.5 million plus pension contributions.

(2) Includes $76,216 and $4,174 for the use of a company-owned aircraft and motorcycle, respectively; $1,961 for personal use of Reynard staff persons; and $5,222 for automobile insurance paid by Reynard.

(3) Represents amounts paid by Reynard on behalf of the named parties into a defined contribution pension fund.

(4) The aggregate amount of perquisite compensation to be reported herein is less than the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer. No other annual compensation was paid or payable to the named executive officers in the years indicated.

(5) Effective June 1, 1998, John W. Piper resigned from his position as Director of Reynard Special Vehicle Projects Limited, a subsidiary of Reynard.

STOCK OPTION PLANS

         In September 1998, Reynard's Board of Directors authorized, and Reynard's stockholders approved, a stock incentive plan for executive and key management employees of Reynard and its subsidiaries, including a limited number of outside consultants and advisors, effective as of the completion of the Offering (the "Stock Option Plans").

         Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of Reynard and its Subsidiaries (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). Up to _____ shares of common stock (17% of the outstanding shares of common stock immediately prior to the initial public offering) will be subject to the Stock Option Plan. The purpose of the Stock Option Plan is to provide key employees (including officers and directors who are also key employees) and key non-employee consultants and advisors of the Company and its Subsidiaries ("employees") with an increased incentive to make significant and extraordinary contributions to the long-term performance and growth of the Company and its Subsidiaries. The Stock Option Plan will also join the interests of key employees with the interests of the stockholders of the Company and facilitate the attraction and retention of key employees of exceptional ability.

         In connection with the Offering, Reynard intends to grant options to purchase an aggregate of _______ shares of common stock to employees, of which an aggregate of _____________________ will be granted to ______________________________, respectively, at the initial public offering price.

         Administration. The Compensation Committee of Reynard's Board of Directors administers the Stock Option Plan. The Stock Option Plan may also be administered by such other committee as may be specified by the Board of Directors to perform the functions and duties of the Compensation Committee under the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall determine, from those eligible to be
Participants: (1) the persons to be granted stock options, (2) the amount of stock options granted to each such person and (3) the terms and conditions of any stock options. Subject to the provisions of the Stock Option Plan, the Compensation Committee is authorized to: (1) interpret the Stock Option Plan,
(2) make, amend and rescind rules and regulations relating to the Stock Option Plan and (3) make all other determinations necessary or advisable for the Stock Options Plan's administration.

         Participants. The Participants in the Stock Option Plan are those key employees, consultants and advisors of Reynard or any Subsidiary who in the judgment of the Compensation Committee are or will become responsible for the direction and financial success of Reynard or any Subsidiary. Key employees include officers and directors who are also key employees of Reynard or any Subsidiary.

         Shares Subject to Plan. The maximum number of shares with respect to which stock options may be granted under the Stock Option Plan is 150,000 shares of common stock. Shares available for future grant under the Stock Option Plan will be increased as of the first day of each new fiscal year during the term of the Plan by the number of shares issuable upon exercise of options granted thereunder in the previous fiscal year, net of returns. This increase may not exceed 1,000,000 shares in any fiscal year. Shares covered by expired or terminated stock options will again become available for grant under the Stock Option Plan.

         The number of shares subject to each outstanding stock option, the option price with respect to outstanding stock options and the aggregate number of shares remaining available under the Stock Option Plan will be subject to such adjustment as the Compensation Committee, in its discretion, deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by Reynard.

         Stock Options. Subject to the terms of the Stock Option Plan, the Committee may grant to Participants either Incentive Options or Nonqualified Options, or any combination thereof. Incentive Options meet the definition of an incentive stock option under Section 422 of the Code and Nonqualified Options do not meet such definition.

         The exercise price for an Incentive Option may not be less than 100% of the fair market value of the stock on the date of grant. But, the exercise price for an Incentive Option granted to an employee who owns more than 10% of the voting stock of Reynard or any Subsidiary may not be less than 110% of the fair market value of the stock on the date of grant. The exercise price for a Nonqualified Option may not be less than 100% of the fair market value of the stock on the date of grant.

         The exercise period for stock options will be determined by the Compensation Committee, but no stock option may be exercisable after ten years from the date of grant, subject to certain conditions and limitations.

         Stock option are not transferable by a Participant other than by will or by the laws of descent and distribution, and stock options are exercisable, during the lifetime of the Participant, only by the Participant.

         If the employment or consultancy of a Participant by Reynard or a Subsidiary terminates, the committee may, in its discretion, permit the exercise of stock options granted to such Participant (1) for a period not to exceed three months following termination of employment with respect to Incentive Options if termination is not due to death or permanent disability of the Participant, (2) for a period not to exceed one year following termination of employment with respect to Incentive Options if termination is due to the death or permanent disability of the Participant, and (3) for a period not to extend beyond the expiration date with respect to Nonqualified Options.

         Termination, Duration And Amendments Of Plan. The Stock Option Plan may be abandoned or terminated at any time by the Board of Directors. Unless sooner terminated, the Stock Option Plan will terminate on the date ten years after its adoption by the Board of Directors. The termination of the Stock Option Plan will not affect the validity of any stock option outstanding on the date of termination.

         For the purpose of conforming to any changes in applicable law or governmental regulation, or for any other lawful purpose, the Board of Directors will have the right, with or without approval of the stockholders of the Company, to amend or revise the terms of the Stock Option Plan at any time. No such amendment or revision will increase the maximum number of shares in the aggregate which are subject to the Stock Option Plan (other than anti-dilution adjustments and annual automatic increases) without the approval or ratification of the stockholders.

No such amendment or revision will increase the maximum number of shares for which any Participant may be granted stock options under the Stock Option Plan (other than anti-dilution adjustments and annual automatic increases) without the approval or ratification of the stockholders. No such amendment or revision will change the class of persons eligible to be Participants under the Stock Option Plan without the approval or ratification of the stockholders. Finally, without the consent of the holder thereof, no such amendment or revision will change the stock option price (other than anti-dilution adjustments) or alter or impair any stock option which has been previously granted or awarded under the Stock Option Plan.

         Federal Income Tax Consequences. The rules governing the tax treatment of stock options, stock appreciation rights, and shares acquired upon the exercise of stock options are technical. Therefore, the description of federal income tax consequences below is general in nature and is complete. Also, statutory provisions and their interpretations change and their application may vary in individual circumstances. Finally, the applicable state and local income tax laws may not be the same as under the federal income tax laws and will produce different consequences.

         Incentive Options. Incentive Options granted pursuant to the Plan are intended to qualify as "Incentive Options" within the meaning of Section 422 of the Code. If the Participant does not dispose of the shares acquired pursuant to exercise of an Incentive Option within one year after the transfer of shares to such Participant and within two years from grant of the option, such Participant will realize no taxable income as a result of the grant or exercise of such option. In addition, any gain or loss that is subsequently realized may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, the Company will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of the Incentive Options or the transfer of shares upon their exercise. However, the exercise of an Incentive Option is an item of tax preference and a Participant may have alternative minimum tax liability.

         If shares acquired upon exercise of Incentive Options are disposed of prior to the expiration of the above time periods, the Participant will recognize ordinary income in the year in which the disqualifying disposition occurs. The amount of ordinary income will generally be the lesser of (1) the excess of the market value of the shares on the date of exercise over the option price, or (2) the gain recognized on such disposition. This amount will ordinarily be deductible by the Company for federal income tax purposes in the same year, as long as the amount constitutes reasonable compensation. The excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

         Nonqualified Options. A Participant who acquires shares by exercise of a Nonqualified Option generally realizes taxable ordinary income at the time of exercise. The taxable ordinary income equals the difference between the exercise price and the fair market value of the shares on the date of exercise. This amount will usually be deductible by Reynard in the same year, as long as the amount constitutes reasonable compensation. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares will generally be treated as capital gain or loss.

         Withholding Payments. If, upon exercise of a Nonqualified Option or upon a disqualifying disposition of shares acquired upon exercise of an Incentive Option, Reynard or any Subsidiary must pay amounts for income tax withholding, then in the Compensation Committee's sole discretion, either Reynard will appropriately reduce the amount of stock or cash to be delivered or paid to the Participant or the Participant must pay such amount to Reynard to reimburse Reynard for such payment. The Compensation Committee may permit a Participant to satisfy such withholding obligations by electing to reduce the number of shares of common stock delivered or deliverable to the Participant upon exercise of a stock option or by electing to tender an appropriate number of shares of common stock back to Reynard after the exercise of a stock option (with such restrictions as the Compensation Committee may adopt).

         Limitation on Compensation Deduction. Publicly-held corporations are precluded from deducting compensation paid to certain of its executive officers in excess of $1.0 million. The employees covered by the $1.0 million limitation include the chief executive officer and those employees whose annual compensation is required to be reported to the Securities and Exchange Commission because the employee is one of the company's four highest compensated employees for the taxable year (other than the chief executive officer). The grant of stock options generally are included in an employee's compensation for purposes of the $1.0 million limitation.

         There is an exception to the $1.0 million deduction limitation for compensation (including the grant of stock options paid pursuant to a qualified performance-based compensation plan). Compensation attributable to stock options is deemed to satisfy the qualified performance-based compensation exception if
(1) the grant is made by a compensation committee comprised of outside directors; (2) the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to any employee and (3) under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the grant.

         If the amount of compensation a covered employee will receive under the grant is not based solely on an increase of the value of the stock after the date of the grant (e.g., an option that is granted with an exercise price that is less than the fair market value as of the date of the grant), none of the compensation attributable to the grant is qualified performance-based compensation unless the grant is made on account of the attainment of a performance goal that has been previously established and approved by the stockholders of Reynard.

         The grant of stock options to a Participant under the Stock Option Plan to purchase Reynard's stock at fair market value determined on the date of the grant will, if granted at fair market value, be deemed to satisfy the requirements of the performance-based compensation exception. Therefore, the $1.0 million deduction limitation will not otherwise limit the deductibility of the compensation paid to covered employees by the Company. But, the grant of a stock option with an exercise price less than the fair market value of the stock on the date of grant will be included in a covered employee's compensation in determining the $1.0 million deductibility limit.

         U.K. Tax Consequences. It is intended that stock options will be granted to executives and key management employees of the Company who are residents in the U.K. Options granted to U.K. residents under the Stock Option Plan will be treated as unapproved for U.K. tax purposes. On the exercise of such options, a U.K. Participant will be subject to U.K. income tax on the difference between the exercise price and the fair market value of the shares on the date of exercise. This amount will be subject to U.K. withholding tax. The Committee is authorized to sell sufficient of the Participant's shares on the exercise of a stock option to satisfy such withholding liabilities, if necessary.

         For options granted to U.K. residents after April 5, 1999 under the Stock Option Plan, there is a liability to pay U.K. social security contributions upon the exercise of such options based on the difference between the exercise price and the fair market value of the shares on the date of exercise.

         U.K. Approved Stock Options. It is intended that a sub-plan of the Stock Option Plan will be established which will be approved by the U.K. Inland Revenue under the U.K. Taxes Act 1988. Approved stock options may be granted to selected U.K. employees and full-time directors. The provisions of the sub-plan will be similar to those of the Stock Option Plan except to the extent required to obtain and maintain U.K. Inland Revenue approval.

         In particular, approved options may only be granted to a U.K. individual over shares worth up to (pound)30,000 at the date of grant. Provided the approved options are exercised between the third and tenth anniversaries of the date of grant and not within three years of a previous tax-free exercise of an approved option by the same individual, no income tax will be payable upon exercise. Furthermore, there will be no liability for social security contributions on the exercise of an approved option.

         Accounting Treatment. Under current accounting rules, neither the grant nor the exercise of an Incentive Option or a Nonqualified Option granted to employees at an exercise price equal to the fair market value of the shares on the date of grant requires any charge against earnings. The Company will follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. This publication provides for the disclosure of the pro forma impact of the issuance of options to employees on net income and earnings per share in the footnotes to the Company's financial statements. Management currently believes that there will be no material impact on earnings of the Company as a result of the adoption of SFAS 123.

         Director Option Plan. The Director Option Plan permits the granting of non-qualified stock options ("Director NQSOs") for up to 200,000 shares of Common stock to Reynard's directors who are not employees of Reynard (an "Independent Director"). Each person who is first elected or appointed to serve as an Independent Director of Reynard is automatically granted an option to purchase 15,000 shares of common stock. In addition, each individual who is re-elected as an Independent Director is automatically granted an option to purchase 5,000 shares of common stock each year on the date of the annual meeting of stockholders. Each of the options automatically granted upon election, appointment or re-election as an Independent Director (the "Fixed Options") are exercisable at a price at least equal to the fair market value of the common stock on the date of grant. In addition to the Fixed Options, each Independent Director may elect to receive stock options in lieu of any director's fees payable to such individuals.

         All Directors NQSOs are immediately exercisable upon grant. The exercise price for all such options may be paid in cash, shares of common stock or other property. If an Independent Director dies or becomes ineligible to participate in the Director Option Plan due to disability, his Director NQSOs expire on the first anniversary of such event. If an Independent Director retires with the consent of the Company, his Director NQSOs expire 90 days after his retirement. In no event may a Director NQSO be exercised more than 10 years from the date of grant.

EMPLOYMENT AGREEMENTS

         Reynard has entered into employment agreements with certain of its key officers and employees. Pursuant to the terms of the agreements, each employee, other than Dr. Reynard, has agreed to be a full-time employee for a period of four years. Dr. Reynard has agreed to be a full-time employee for a period of three years. Each employee has also agreed not to compete with Reynard during the term of the agreement and for a period of one year after termination. The Company anticipates entering into an employment agreement with Mr. Hawkridge for a period of three years with an agreement not to compete with Reynard during the term of the agreement and for a period of one year after termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Board of Directors has established a Compensation Committee to deliberate upon matters concerning executive compensation, the issuance of options under the Stock Option Plan and other benefits payable to Reynard's executive officers. The members of the Compensation Committee are Adrian J. Reynard and Alex S. Hawkridge.

                       PRINCIPAL AND SELLING STOCKHOLDERS

         The following table contains information, as of September 30, 1998, concerning the beneficial ownership of the common stock by (1) each director,
(2) each of the named officers, (3) all directors and executive officers as a group and (4) each person or entity known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock. the percentage of shares owned prior to the offering is calculated based upon 2,944,011.

                                                   SHARES BENEFICIALLY       NUMBER OF        SHARES BENEFICIALLY
                                                         OWNED             SHARES BEING             OWNED
                                                    PRIOR TO OFFERING         OFFERED            AFTER OFFERING
                                                  ---------------------    ------------       -------------------
NAME OF BENEFICIAL OWNER (1)                      NUMBER        PERCENT                       NUMBER      PERCENT
------------------------                          ------        -------                       ------      -------
Adrian J. Reynard (2)(3)                          2,291,819        77.8%
Richard J. Gorne (4)                                 13,990         0.5%
Paul R. Owens (5)                                        --          --
Malcolm B. Oastler (6)                                   --          --
Peter D. Morgan (7)                                      --          --
Alex S. Hawkridge (8)                               117,760         3.8%
Reynard Racing Cars Trustee
   Limited (9)(10)                                  480,564        16.3%
John W. Piper (11)                                       --          --
All directors and officers, as a group
   (7 persons)                                    2,423,569        82.3%


(1) Unless otherwise noted, each beneficial owner has sole voting and dispositive power with respect to the shares.
(2) Includes 10 shares held in the name of Gillian Reynard. Includes 192,227 shares held in the name of Spread Trustee Company Ltd. in which Dr. Reynard is the sole beneficiary and 402,163 shares held in the name of Reynard Racing Cars Directors Pension Fund in which Dr. Reynard is the sole beneficiary.
(3) The address for Dr. Reynard is 191 Godstow Road, Lower Wolvercote Village, Oxfordshire, OX2 8PG.
(4) The address for Mr. Gorne is Willow Barn, Cuckoo Lane, Barnard Gate, Oxfordshire, OX8 6XD.
(5) The address for Mr. Owens is Orchard Lea, Turweston, Brackley, Northamptonshire, NN13 5JX.
(6) The address for Mr. Oastler is Westbrook, B. Hardwick, Bicester, Oxfordshire, OX6 9SS.
(7) The address for Mr. Morgan is 4 The College Marsh Gibbon, Bicester, Oxfordshire, OX6 0HW.
(8) Includes 117,760 shares issuable upon exercise of outstanding stock options, exercisable within 90 days of September 30, 1998. The address for Mr. Hawkridge is 25 Sandyfoot, Barkisland, Halifax, West Yorkshire, HX4 0JA.
(9) Includes 106,792 shares held in the name of Richard J. Gorne, 133,490 shares held in the name of Malcolm B. Oastler, 106,792 shares held in the name of Paul
R. Owens, 53,396 shares held in the name of Peter D. Morgan and 53,396 shares held in the name of John C. Gower. Reynard Racing Cars Trustee Limited, a wholly-owned subsidiary of Reynard, owns 480,564 shares in trust for the above-named directors. The shares vest five years from the date of issue to the employee. At this time, no shares are vested. The first shares vest in 1999.
(10) The address for Reynard Racing Cars Trustee Limited is Reynard Centre, Telford Road, Bicester, Oxfordshire, OX6 0UY.

(11) The address for Mr. Piper is 3 Swinford Cottages, Eynsham,
Oxford, Oxfordshire OX8 1BY.

                              CERTAIN TRANSACTIONS

         As of September 30, 1998, the Company had borrowed an aggregate of $9,802,987 from Dr. Adrian Reynard in the form of a facility letter, due and payable on demand. The loan is secured by a pledge of all of the Company's assets, and bears interest at the National Westminster Bank's base rate plus 2-1/2%. The Company has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on the money lent to date. The highest balance due to Dr. Reynard during the fiscal year was $10,619,959, $5,519,961 and $(287,616) during 1998, 1997 and 1996. A portion of the proceeds from this offering will be used to repay the loan in its entirety.

         The real property from which the Company operates in the U.K. is owned by Dr. Reynard and a pension fund of which he is the beneficiary. The Company pays annual rent for the property in the aggregate amount of $897,482 per year.

         In August , 1997, the Company loaned an aggregate of $899,000 to the pension fund, of which Dr. Reynard is a beneficiary. The loan was partially repaid in August, 1997, with the balance being repaid in October, 1997. The loan was in the form of a facility letter, was due and payable on demand and bore interest at the National Westminster Bank's base rate plus 2% per annum. The loans were made for the purpose of purchasing property.

         On September 25, 1998, the Company granted options to purchase 117,760 shares to Alex Hawkridge, the Company's chief executive officer, at an exercise price of (pound)36.50 per share. The options are fully vested and may be exercised by Mr. Hawkridge at any time after the date of the agreement.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of Reynard consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. On _____________, a total of ______ shares of common stock were issued and outstanding and such shares were held by ____ stockholders. No shares of preferred stock were outstanding. Upon completion of the Offering, there will be ____ shares of common stock (_____ shares if the Underwriters' over-allotment option is exercised in full) and no shares of preferred stock issued and outstanding.

         The following summary description of Reynard's capital stock is not complete. You should read Reynard's Certificate of Incorporation and By-laws. Copies of the Company's Certification of Incorporation and By-laws have been filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

         All outstanding shares of common stock are, and the shares offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights of holders of any preferred stock then outstanding, holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefore. Holders of common stock will share ratably in the net assets of Reynard upon liquidation. Reynard's payment of dividends, if any, rests with the Board of Directors and will depend upon Reynard's results of operation, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors. Holders of common stock do not have preemptive or other rights to subscribe for additional shares. There are no redemption or sinking fund provisions associated with the common stock.

         Holders of common stock are entitled to one vote per share on all matters requiring a vote of stockholders. Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock voting for the election of directors can elect all of the directors whose terms expire that year.

PREFERRED STOCK

         Reynard's Certificate of Incorporation gives the Board of Directors the power to designate the relative rights and preferences of the preferred stock, when and if issued, without further action by the holders of the common stock. The Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series. The rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences. Any of these may be dilutive to the interests of the holders of common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of Reynard and may have an adverse effect on the rights of the holders of common stock.

         The issuance of any series of preferred stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of Reynard, the then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of preferred stock. At the date of this prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

         Certain provisions of the General Corporation Law of the State of Delaware and of the Company's Certificate of Incorporation and By-laws are summarized in the following paragraphs. These provisions may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

         Other Voting Requirements. The Certificate of Incorporation requires the approval of 67% of Reynard's voting securities for an amendment of certain provisions of the Certificate of Incorporation, unless 2/3 of the Board of Directors first approve the matter. The Certificate of Incorporation also requires either the approval of 67% of the Company's voting securities or a vote of not less than a majority of the Board of Directors to amend the By-Laws.

         Delaware Anti-Takeover Law. Since Reynard is a Delaware corporation, it is subject to the provisions of the General Corporation Law of the State of Delaware, including Section 203 thereof. Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (1) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203, or (3) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66-2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Reynard has not made this election.

         Special Meetings of Stockholders; No Action Without Meeting. Reynard's By-laws provide that special meetings of stockholders may be called only by the Chairman, the President or the Board of Directors. Reynard's Certificate of Incorporation and By-laws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting. Additionally, the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

         Advance Notice Requirements for Stockholder Proposals and Director Nominations. Reynard's By-laws provide that stockholders seeking to bring business before an annual or special meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely, written notice thereof. To be timely, a stockholder's notice must be delivered to, or mailed and received at, Reynard's principal executive office (1) with respect to business to be considered at the annual meeting of the stockholders of Reynard, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of Reynard's stockholders, and (2) with respect to business to be considered at a special meeting of Reynard's stockholders, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders, or public disclosure of the date of the special meeting was made, whichever occurs first. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

RIGHTS AGREEMENT

         Reynard and a rights agent have entered into a Rights Agreement. The Rights Agreement provides for the distribution of a right to purchase one share of common stock to the holder of each share of common stock. The holders of rights do not have any voting rights and are not entitled to dividends. Prior to the distribution date (the "Distribution Date"), the rights will be evidenced by certificates representing the shares of common stock. The rights may be transferred with, and only with, shares of common stock. The Distribution Date will occur, if at all, upon the earlier of (a) the tenth business day following a public announcement that a person (other than Reynard, Adrian J. Reynard or certain related entities) has acquired or obtained the right to acquire, beneficial ownership of

15% or more of the outstanding shares of common stock, or (b) the tenth business day (or such later date as determined by the Board of Directors) following the commencement of or the first public announcement of intent of a tender offer or exchange for 15% or more of the outstanding shares of common stock (other than by Reynard or certain related entities). The rights are not exercisable until the Distribution Date. The rights will expire at the close of business on _____________, 2008, unless earlier redeemed by the Company.

         After the Distribution Date, the rights may either "flip-in" or "flip-over," allowing a stockholder to acquire the common stock or the voting equity securities of the acquiring person, respectively, at a 50% discount. Once any person (other than Reynard, Adrian J. Reynard or certain related entities) becomes a 15% beneficial owner of the outstanding shares of common stock, the rights (other than rights beneficially owned by the acquiring person which would become null and void) automatically flip-in, unless the Board of Directors has decided to exchange the rights for shares of common stock. If, after the Distribution Date, the Company consolidates or merges with, or transfers a majority of its assets to, any person, the rights will flip-over.

         The rights may have certain anti-takeover effects. The rights are designed to cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The rights will not interfere with any merger or other business combination approved by the Board because the rights may be redeemed by the Company at $.01 per right at any time prior to 10 business days following a 15% acquisition. The Rights Agreement may be amended, without limitation, prior to the distribution of the rights, by the Board of Directors without the approval of the holders of the rights.

TRANSFER AGENT

         The transfer agent and registrar of the common stock is ______________
____________________.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the offering, Reynard will have ______ shares of common stock (___ shares if the Underwriters' over-allotment option is exercised in full) outstanding. Of such outstanding shares, the ____ shares (___ shares if the over-allotment option is exercised in full) sold in the offering will be freely transferable after the offering and may be resold without further registration under the Securities Act, unless purchased by affiliates of Reynard, as defined in Rule 144 under the Securities Act. The remaining ___ shares outstanding are restricted shares and the holders will be entitled to resell them only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, such as an exemption provided by Rule 144. None of the current stockholders have any registration rights with respect to the outstanding shares of common stock.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period such number of shares as does not exceed the greater of one percent of the then-outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Reynard. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements. The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the common stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities.

         Upon completion of the offering, _________ shares of the restricted shares will have been held for at least one year and may be resold pursuant to Rule 144 three months after the date of this prospectus.

         Reynard and all of its stockholders, executive officers and directors have each agreed not to offer for sale, sell or otherwise dispose of any shares of common stock or other securities convertible into or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of NationsBanc Montgomery Securities LLC on behalf of the Underwriters.


                                  UNDERWRITING

         Upon the terms and subject to the conditions stated in the Underwriting Agreement (the "Underwriting Agreement") by and between Reynard and the Underwriters (collectively, the "Underwriters"), dated the date hereof, each underwriter named below has severally agreed to purchase the number of shares of common stock set forth below opposite the name of such Underwriter at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

         NAME OF UNDERWRITER                                                            NUMBER OF SHARES
         -------------------                                                            ----------------
         NationsBanc Montgomery Securities LLC..........................................
         Wheat First Securities, Inc....................................................
         Josephthal & Co. Inc...........................................................

                                                                                             --------

                  Total.................................................................
                                                                                             ========


         The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

         The Underwriters, for whom NationsBanc Montgomery Securities LLC, Wheat First Union, a division of Wheat First Securities, Inc., and Josephthal & Co. Inc. are acting as representatives (the "Representatives"), propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The Underwriters may allow selected dealers a concession not in excess of $_________ per share under the public offering price and the Underwriters may allow, and such dealers may reallow, a concession not in excess of $_________ per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and other selling terms may be changed by the Representatives. The Representatives have advised Reynard that the Underwriters do not intend to confirm sales of any shares to any accounts over which they exercise discretionary authority.

         The Selling Stockholder has granted an option to the Underwriters to purchase up to ______ additional shares of common stock at the public offering price set forth on the cover page of this prospectus, minus the underwriting discounts and commissions. This option is exerciseable for 30 days from the date of this prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of common stock. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

         Reynard, its executive officers and directors and each of its existing stockholders, who will hold an aggregate of ____ shares of common stock after this offering, have agreed that until 180 days following the date of this prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares, or any securities convertible into, or exercisable or exchangeable for, shares of common stock, except that Reynard may grant options under the Stock Option Plan and may issue shares of common stock pursuant to the exercise of options granted under the Stock Option Plan. In evaluating any request for a waiver of the 180-day lock-up period, NationsBanc Montgomery Securities LLC will consider, in accordance with its customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the common stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

         Prior to this offering, there has not been any public market for the shares of common stock of the Company. Consequently, the initial public offering price for the shares of common stock included in the offering will be determined by negotiations between Reynard and the Representatives. Among the factors to be considered in determining such price are the history of and prospects for Reynard's business and the industry in which it competes, an assessment of Reynard's management and the present state of Reynard's development, the past and present revenues and earnings of Reynard, the prospects for growth of Reynard's revenues and earnings, the current state of the economy in the U.S. and the U.K. and the current level of economic activity in the industry in which Reynard competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to Reynard.

         The Representatives have advised Reynard that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the shares of common stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time. The Representatives have advised Reynard that such transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

         The Underwriting Agreement provides that Reynard will indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


                                  LEGAL MATTERS

         Certain legal matters in connection with this offering will be passed upon for Reynard by Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio. Certain other legal matters governed by English law will be passed upon for the Company by Davies Arnold Cooper. Legal matters in connection with this offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C.


                                     EXPERTS

         The combined financial statements of the Company as of September 30, 1996 and 1997 and June 30, 1998 and for each of the three years in the period ended September 30, 1997 and the nine month period ended June 30, 1998, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Princetown Holdings Limited as of August 31, 1997 and May 31, 1998 and for the year ended August 31, 1997 and the nine month period ended May 31, 1998, included in this prospectus, have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein and have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         Reynard will furnish annual reports containing annual audited consolidated financial statements audited by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information to you. The financial information will be prepared in accordance with U.S. GAAP.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION, COMBINED FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS

REYNARD MOTORSPORT, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

       Unaudited Pro Forma Condensed Consolidated Financial Information..........................................................F-2
       Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1998..............................................F-3
       Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended June 30, 1998................F-4
       Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended September 30, 1997..................F-5
       Notes to Unaudited Pro Forma Consolidated Financial Information...........................................................F-6

REYNARD MOTORSPORT, INC.

       Independent Auditors' Report..............................................................................................F-8
       Combined Balance Sheets as of September 30, 1996 and 1997 and June 30, 1998...............................................F-9
       Combined Statements of Operations for the Years Ended September 30,1995, 1996 and 1997 and for Nine Months
       Ended June 30, 1997 (Unaudited) and June 30, 1998........................................................................F-10
       Combined Statements of Stockholders' Equity (Deficit) for the Years Ended September 30, 1995, 1996 and
       1997 and for the Nine Months Ended June 30, 1998.........................................................................F-11
       Combined Statements of Cash Flows for the Years Ended September 30, 1995, 1996 and 1997 and for the Nine
       Months Ended June 30, 1997 (Unaudited) and June 30, 1998 ................................................................F-12
       Notes to the Combined Financial Statements...............................................................................F-13

PRINCETOWN HOLDINGS LIMITED

       Independent Auditors' Report.............................................................................................F-21
       Consolidated Balance Sheets as of August 31, 1997 and May 31, 1998.......................................................F-22
       Consolidated Statements of Operations for the Year Ended August 31, 1997 and for the Nine Months Ended May
       31, 1997 (Unaudited) and May 31, 1998....................................................................................F-23
       Consolidated Statements of Stockholder's Equity for the Year Ended August 31, 1997 and for the Nine Months
       Ended May 31, 1998 ......................................................................................................F-24
       Consolidated Statements of Cash Flows for the Year Ended August 31, 1997 and for the Nine Months Ended May
       31, 1997 (Unaudited) and May 31, 1998 ...................................................................................F-25
       Notes to Consolidated Financial Statements...............................................................................F-26

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of June 30, 1998 gives effect to (i) the Gemini Acquisition (See "Business - Growth Strategy") and (ii) the Offering and application of the net proceeds from the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering, but excluding the underwriters' over-allotment option), as if each had occurred as of June 30, 1998. The following unaudited pro forma condensed consolidated statements of operations for the nine months ended June 30, 1998 and for the year ended September 30, 1997 give effect to each of the above transactions as if each had occurred as of October 1, 1996. The information used in respect of Gemini represents the nine months ended May 31, 1998 and the year ended August 31, 1997. Pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed consolidated financial information should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Combined and Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of October 1, 1996, nor do such statements propose to indicate the results of future operations of the Company. Furthermore, the pro forma results do not give effect to cost savings or incremental costs, if any, which may occur as a result of the integration and consolidation of the Gemini Acquisition or the investment of cash balances available from the Offering. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma condensed consolidated financial statements have been made.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 1998
(DOLLARS IN THOUSANDS)

                                                        PRO FORMA FOR ACQUISITION OF GEMINI
                                                        -----------------------------------
                                          REYNARD         GEMINI        PRO FORMA      PRO FORMA     ADJUSTMENTS FOR
                                       HISTORICAL     HISTORICAL      ADJUSTMENTS     FOR GEMINI      THE OFFERING        PRO FORMA
                                       ----------     ----------      -----------     ----------     ---------------      ---------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents               $ 3,152        $   --       $(11,779)(A)      $(8,627)      $(10,418)(B)          $[ ]
    Accounts receivable                      10,960           555             --           11,515            [ ]               [ ]
    Inventory                                 2,329         1,504            971(A)         4,804            [ ]               [ ]
    Prepaid expenses                            615            23             --              638            [ ]               [ ]
    Deferred income taxes                       460           351           (291)(A)          520
                                            -------        ------       --------          -------       --------              ----
       Total current assets                  17,516         2,433        (11,099)           8,850       $(10,418)              [ ]


PROPERTY AND EQUIPMENT - Net                  9,001         3,554          7,171(A)        19,726            [ ]               [ ]

INTANGIBLES                                      --            --          3,363(A)         3,363            [ ]               [ ]

OTHER ASSETS                                    455            --             --              455            [ ]               [ ]
                                            -------        ------       --------          -------       --------              ----
TOTAL ASSETS                                $26,972        $5,987       $   (565)         $32,394       $(10,418)             $[ ]
                                            =======        ======       ========          =======       ========              ====

LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)

CURRENT LIABILITIES
    Bank lines of credit                    $ 1,072        $  205       $     --          $ 1,277       $    [ ]              $[ ]
    Accounts payable                          5,877           271             --            6,148            [ ]              $[ ]
    Accrued liabilities                       8,043           495           (460)(A)        8,078            [ ]               [ ]
    Notes payable to related party           10,479         3,611         (3,611)(A)       10,479        (10,418)(B)           [ ]
    Current portion of capital lease
      obligations                                --           614             --              614            [ ]               [ ]
    Current portion of long-term debt            --           273             --              273            [ ]               [ ]
                                            -------        ------       --------          -------       --------              ----
       Total current liabilities             25,471         5,469         (4,071)          26,869        (10,418)              [ ]

CAPITAL LEASE OBLIGATIONS                        --           670                             670            [ ]               [ ]

LONG TERM DEBT                                   --           281            660(A)           941            [ ]               [ ]

DEFERRED INCOME TAXES                           133           262          2,151(A)         2,546            [ ]               [ ]

MINORITY INTEREST IN SUBSIDIARY               2,519            --             --            2,519            [ ]               [ ]

COMMITMENTS AND CONTINGENCIES
                                                 --            --             --               --             --                --

STOCKHOLDERS' EQUITY (DEFICIT)               (1,151)         (695)           695(A)        (1,151)           [ ]               [ ]
                                            -------        ------       --------          -------       --------              ----
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)                          $26,972        $5,987       $   (565)         $32,394       $(10,418)             $[ ]
                                            =======        ======       ========          =======       ========              ====

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED JUNE 30, 1998
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      PRO FORMA FOR ACQUISITION OF GEMINI
                                                      -----------------------------------
                                        REYNARD         GEMINI        PRO FORMA      PRO FORMA     ADJUSTMENTS FOR
                                     HISTORICAL     HISTORICAL      ADJUSTMENTS     FOR GEMINI      THE OFFERING      PRO FORMA
                                     ----------     ----------      -----------     ----------     ---------------    ---------
REVENUES:
    Products                            $40,881        $2,194         $  --          $43,075         $    --           $43,075
    Services                              9,882            --            --            9,882              --             9,882
    Other                                    --            47            --               47              --                47
                                        -------        ------         -----          -------         -------           -------
       Total revenues                    50,763         2,241            --           53,004              --            53,004

COST OF GOODS SOLD:
    Products                             21,713           890            --           22,603              --            22,603
    Services                              3,944            --            --            3,944              --             3,944
                                        -------        ------         -----          -------         -------           -------
       Total cost of goods sold          25,657           890            --           26,547              --            26,547
                                        -------        ------         -----          -------         -------           -------

GROSS PROFIT                             25,106         1,351            --           26,457              --            26,457

GENERAL AND ADMINISTRATIVE
EXPENSES                                 20,122           965           126(C)        21,751          (6,415)(D)        15,336
                                                                        538(C)
                                        -------        ------         -----          -------         -------           -------
INCOME FROM  OPERATIONS                   4,984           386          (664)           4,706           6,415            11,121

OTHER INCOME (EXPENSE)
    Share of loss of equity
      investment                         (5,310)           --            --           (5,310)             --            (5,310)

    Minority interest in loss of                           --            --                               --
      subsidiary                            106                                          106                               106
    Interest income                          21            --            --               21              --                21
    Interest expense                       (670)         (240)           --             (910)            670(E)           (240)
                                        -------        ------         -----          -------         -------           -------

INCOME (LOSS) BEFORE TAXES ON
  INCOME                                   (869)          146          (664)          (1,387)          7,085             5,698

INCOME TAX EXPENSE                        1,634            55          (161)(F)        1,528           1,989(F)          3,517
                                        -------        ------         -----          -------         -------           -------

NET INCOME (LOSS)                       $(2,503)       $   91         $(503)         $(2,915)        $ 5,096           $ 2,181
                                        =======        ======         =====          =======         =======           =======

EARNINGS (LOSS) PER SHARE -
  BASIC AND DILUTED (G)                 $  (.85)                                                                       $   [  ]
                                        =======
 WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - BASIC AND
 DILUTED                                  2,944
                                        =======


The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 1997
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      PRO FORMA FOR ACQUISITION OF GEMINI
                                                      -----------------------------------
                                        REYNARD         GEMINI        PRO FORMA      PRO FORMA     ADJUSTMENTS FOR
                                     HISTORICAL     HISTORICAL      ADJUSTMENTS     FOR GEMINI      THE OFFERING        PRO FORMA
                                     ----------     ----------      -----------     ----------     ---------------      ---------
REVENUES:
    Products                            $39,039        $3,157         $  --          $42,196           $    --            $42,196
    Services                             10,803            --            --           10,803                --             10,803
    Other                                    --            19            --               19                --                 19
                                        -------        ------         -----          -------           -------            -------
       Total revenues                    49,842         3,176            --           53,018                --             53,018

COST OF GOODS SOLD:
    Products                             19,502         1,426            --           20,928                --             20,928
    Services                              5,951            --            --            5,951                --              5,951
                                        -------        ------         -----          -------           -------            -------
       Total cost of goods sold          25,453         1,426            --           26,879                --             26,879
                                        -------        ------         -----          -------           -------            -------

GROSS PROFIT                             24,389         1,750            --           26,139                --             26,139

GENERAL AND ADMINISTRATIVE
EXPENSES                                 21,462         1,399           717(C)        23,746            (6,541)(D)         17,205
                                        -------        ------         -----          -------           -------            -------

INCOME FROM OPERATIONS                    2,927           351          (885)           2,393             6,541              8,934

OTHER INCOME (EXPENSE)
    Interest income                         171            --            --              171                --                171
    Interest expense                         --          (144)           --             (144)               --               (144)
                                        -------        ------         -----          -------           -------            -------

INCOME BEFORE TAXES ON INCOME             3,098           207          (885)           2,420             6,541              8,961

INCOME TAX EXPENSE                        1,105            70          (215)(F)          960             2,093(F)           3,053
                                        -------        ------         -----          -------           -------            -------

NET INCOME                              $ 1,993        $  137         $(670)         $ 1,460           $ 4,448            $ 5,908
                                        =======        ======         =====          =======           =======            =======

EARNINGS PER SHARE - Basic and
  diluted (g)                           $   .68                                                                           $   [ ]
                                        =======                                                                           =======

 WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - BASIC AND
 DILUTED                                  2,944
                                        =======                                                                           =======

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


BALANCE SHEET - In October 1998, the Company entered into an agreement to acquire all of the outstanding shares of stock of Princetown Holdings Limited, the sole owner of Gemini Transmissions Limited (together, "Gemini") for approximately $12.4 million. Gemini manufactures and assembles gearboxes, gearbox components, suspension components and other fabricated items for various automobile companies and motorsport teams, and is an industry leader in the design, manufacture and assembly of fuel-efficient gearboxes. The excess of the purchases price over the net book value of the net assets acquired of Gemini has been allocated to the tangible and intangible assets based on the Company's estimate of the fair market value of the net assets acquired. The allocation of the purchase price paid for Gemini is as follows:

                                                                                             (DOLLARS IN THOUSANDS)
       Fair market value of net assets acquired                                                             $ 9,076
       Allocation of purchase price in excess of acquired assets - Goodwill                                   3,363
                                                                                                            -------

           Total Purchase Price                                                                             $12,439
                                                                                                            =======

The accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 1998 has been prepared as if the Offering, the Gemini Acquisition and the Reorganization had been consummated as of June 30, 1998 and includes:

         (A) a pro forma adjustment to:
               o record the write-up to fair market value of assets acquired of $8,142,000 ($7,171,000 in relation to plant and machinery; $971,000 in respect of inventory) and goodwill ($3,363,000) related to the Gemini acquisition;
               o present the Gemini acquisition for $11,779,000 in cash and $660,000 in deferred consideration payable on December 31, 2000;
               o reflect the deferred tax liability arising in respect of the fair value adjustments in respect of plant and machinery and inventory referred to above;
               o reflect the repayment of notes and rent due from Gemini to certain related parties totalling $3,611,000 and $460,000, respectively.
         (B) a pro forma adjustment to present the application of the net proceeds ($[ ]) of the Offering, assuming Offering expenses of $[ ] together with repayment of certain related party amounts totalling $10,418,000.

STATEMENT OF OPERATIONS - The accompanying unaudited pro forma condensed consolidated statement of operations for the nine months ended June 30, 1998 and for the year ended September 30, 1997 presents the results as though the Offering, the Gemini Acquisition and the Reorganization had been consummated on October 1, 1996. The accompanying unaudited pro forma condensed consolidated statement of operations for the nine months ended June 30, 1998 has been prepared by combining the historical results for the Company for the nine months ended June 30, 1998 and for Gemini for the nine months ended May 31, 1998. The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 1997 has been prepared by combining the historical results for the Company for the year ended September 30, 1997 and for Gemini for the year ended August 31, 1997. The accompanying unaudited pro forma condensed consolidated statements of operations include the following adjustments:
         (C) pro forma adjustments for the nine months ended June 30, 1998 and the year ended September 30, 1997 have been made to increase depreciation and amortization for goodwill by $126,000 and $168,000, respectively, related to the Gemini Acquisition as if the Gemini Acquisition had occurred as of October 1, 1996. Goodwill is amortized over 20 years. The Company intends to evaluate periodically the recoverability of goodwill based upon future profitability and undiscounted operating cash flows of the Gemini Acquisition. Pro forma adjustments have also been made for the nine months ended June 30, 1998 and the year ended September 30, 1997 to increase depreciation and amortization by $538,000 and $717,000, respectively, for the fair value adjustment to plant and machinery described in (A) above.
         (D) pro forma adjustments for the periods presented have been made to reduce compensation made to Dr. Adrian Reynard. Effective October 1, 1998, the Company entered into an agreement with Dr. Reynard whereby his total compensation is fixed at $1.5 million per annum. Total compensation will comprise of a basic salary ($1,000,000), and bonus ($500,000). Accordingly the amount paid to Dr.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

             Reynard for the nine months ended June, 30 1998 and the year ended September, 30 1997 has been reduced to $1,125,000 and $1,500,000 respectively (together with related employment taxes) to reflect compensation based on the agreed $1.5 million per annum. Such Agreement expires on September 30, 2001.
         (E) pro forma adjustment for the nine months ended June 30, 1998 has been made to eliminate interest expense incurred on the related party note payable referred to in (B) above which is to be repaid as part of the proceeds of the Offering.
         (F) pro forma adjustments for the periods presented have been tax effected based upon the statutory rate then expected to be in effect.
         (G) pro forma earnings per share is computed by dividing pro forma net income by the weighted average common shares outstanding and the shares offered hereby. Pro forma common shares outstanding for the nine months ended June 30, 1998 were [ ] ([ ] for the year ended September, 30 1997).

THE ACCOMPANYING COMBINED FINANCIAL STATEMENTS REFLECT CHANGES FOR THE REORGANIZATION (EXCLUDING THE EFFECTS OF THE PROPOSED STOCK SPLIT) WHICH IS TO BE EFFECTED PRIOR TO THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. THE FOLLOWING OPINION IS IN THE FORM WHICH WILL BE SIGNED BY DELOITTE & TOUCHE UPON CONSUMMATION OF THE ABOVE EVENT, WHICH IS DESCRIBED IN NOTE 11 OF NOTES TO COMBINED FINANCIAL STATEMENTS AND ASSUMING THAT FROM SEPTEMBER 14, 1998 TO THE DATE OF SUCH EVENT, NO OTHER EVENTS HAVE OCCURRED WHICH WOULD AFFECT THE ACCOMPANYING COMBINED FINANCIAL STATEMENTS AND NOTES THERETO.

DELOITTE & TOUCHE
LONDON, ENGLAND
OCTOBER 27, 1998

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Reynard Motorsport, Inc. and Related Companies



We have audited the combined balance sheets of Reynard Motorsport, Inc. and related companies (the "Companies") as of September 30, 1996 and 1997 and June 30, 1998, and the related combined statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1997 and the nine month period ended June 30, 1998. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all materials respects, the financial position of the Companies at September 30, 1996 and 1997 and June 30, 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 and the nine month period ended June 30, 1998, in conformity with accounting principles generally accepted in the United States of America.

London, England

September 14, 1998
(_______, 1998 as to Note 11)

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

COMBINED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                       SEPTEMBER 30,    SEPTEMBER 30,      JUNE 30,
                                                                                1996             1997          1998
                                                                                ----             ----          ----
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                $ 3,597          $   727       $ 3,152
    Accounts receivables (net of allowance for doubtful accounts of
      $174,000,  $110,000 and $1,002,000 in 1996, 1997 and 1998
      respectively)                                                            2,482            7,397        10,960
    Inventory (net of allowance for obsolescence of $1,078,000,
      $2,012,000 and $2,502,000 in 1996, 1997 and 1998,
      respectively)                                                            2,397            4,316         2,329
    Prepaid expenses                                                             174              179           615
    Deferred income taxes                                                        216               96           460
                                                                             -------          -------       -------

       Total current assets                                                    8,866           12,715        17,516

PROPERTY AND EQUIPMENT - Net                                                   3,025            5,694         9,001
OTHER ASSETS                                                                      --               --           455
                                                                             -------          -------       -------

TOTAL ASSETS                                                                 $11,891          $18,409       $26,972
                                                                             =======          =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
    Bank line of credit                                                      $    --          $    35       $ 1,072
    Notes payable to related party                                               250            5,246        10,479
    Accounts payable                                                           2,663            5,225         5,877
    Accrued liabilities:
       Deposits on cars                                                        3,732            3,012           731
       Taxes                                                                     687              528         2,421
       Other                                                                   2,129            3,462         4,891
                                                                             -------          -------       -------

    Total current liabilities                                                  9,461           17,508        25,471

DEFERRED INCOME TAXES                                                            134              160           133

MINORITY INTEREST IN SUBSIDIARY                                                   --               --         2,519

COMMITMENTS AND CONTINGENCIES (Note 7)                                            --               --            --

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock: $0.1 par value; 10,000,000 shares authorized;
      2,944,009 issued and outstanding. $1 par value; 2,100
      shares authorized; 502 $1 shares issued and outstanding at
      September 30, 1996 and 1997 and June 30, 1998, respectively                422              422           422
    Additional paid-in capital                                                     6                6           676
    Foreign currency translation adjustment                                        3               97           104
    Retained earnings (accumulated deficit)                                    1,865              216        (2,353)
                                                                             -------          -------       -------

       Total stockholders' equity (deficit)                                    2,296              741        (1,151)
                                                                             -------          -------       -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                         $11,891          $18,409       $26,972
                                                                             =======          =======       =======


The accompanying notes are an integral part of the combined statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

COMBINED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                            NINE MONTHS
                                                   YEAR ENDED    YEAR ENDED    YEAR ENDED    ENDED JUNE   NINE MONTHS
                                                    SEPTEMBER     SEPTEMBER     SEPTEMBER    30, 1997      ENDED JUNE
                                                     30, 1995      30, 1996      30, 1997   (UNAUDITED)     30, 1998
                                                     --------      --------      --------   -----------   -----------
REVENUES:
    Products                                          $18,952       $22,406       $39,039       $34,098      $40,881
    Services                                            2,701         6,493        10,803         8,349        9,882
                                                      -------       -------       -------       -------      -------
       Total revenues                                  21,653        28,899        49,842        42,447       50,763
                                                      -------       -------       -------       -------      -------
COST OF GOODS SOLD:
    Products                                            8,814         9,928        19,502        16,878       21,713
    Services                                            1,232         3,750         5,951         3,344        3,944
                                                      -------       -------       -------       -------      -------
       Total cost of goods sold                        10,046        13,678        25,453        20,222       25,657
                                                      -------       -------       -------       -------      -------

GROSS PROFIT                                           11,607        15,221        24,389        22,225       25,106

GENERAL AND ADMINISTRATIVE
EXPENSES                                               11,285        13,766        21,462        15,821       20,122
                                                      -------       -------       -------       -------      -------

INCOME FROM OPERATIONS                                    322         1,455         2,927         6,404        4,984

  Share of loss in equity investment                       --            --            --            --       (5,310)
  Minority interest in loss of                             --            --            --            --          106
  subsidiary
  Interest income                                         165           166           171           144           21
  Interest expense                                        (20)           --            --            --         (670)
                                                      -------       -------       -------       -------      -------

INCOME (LOSS) BEFORE INCOME TAXES                         467         1,621         3,098         6,548         (869)

INCOME TAX EXPENSE                                        114           563         1,105         2,066        1,634
                                                      -------       -------       -------       -------      -------

NET INCOME (LOSS)                                     $   353       $ 1,058       $ 1,993       $ 4,482      $(2,503)
                                                      =======       =======       =======       =======      =======

EARNINGS (LOSS) PER SHARE - Basic and
  Diluted                                             $   .12       $   .36       $   .68       $  1.52      $  (.85)
                                                      =======       =======       =======       =======      =======

WEIGHTED SHARES OUTSTANDING - BASIC AND
DILUTED                                                 2,944         2,944         2,944         2,944        2,944
                                                      =======       =======       =======       =======      =======


The accompanying notes are an integral part of the combined financial statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(IN THOUSANDS)



                                                                              FOREIGN      RETAINED
                                               COMMON STOCK      ADDITIONAL   CURRENCY     EARNINGS   STOCKHOLDERS'
                                             -----------------    PAID-IN   TRANSLATION  (ACCUMULATED     EQUITY
                                             SHARES     AMOUNT    CAPITAL    ADJUSTMENT    DEFICIT)     (DEFICIT)
                                             ------     ------    -------    ----------    --------     ---------
BALANCES, OCTOBER 1, 1994                     2,944       $422       $  6          $ --     $   502       $   930
    Net income                                   --         --         --            --         353           353
    Foreign currency translation
      adjustment                                 --         --         --             2          --             2
                                              -----       ----       ----          ----     -------       -------

BALANCES, SEPTEMBER 30, 1995                  2,944        422          6             2         855         1,285
    Net income                                   --         --         --            --       1,058         1,058
    Foreign currency translation
      adjustment                                 --         --         --             1          --             1
    Common stock dividend                        --         --         --            --         (48)          (48)
                                              -----       ----       ----          ----     -------       -------

BALANCES, SEPTEMBER 30, 1996                  2,944        422          6             3       1,865         2,296
    Net income                                   --         --         --             -       1,993         1,993
    Foreign currency translation
      adjustment                                 --         --         --            94          --            94
    Common stock dividend                        --         --         --            --      (3,642)       (3,642)
                                              -----       ----       ----          ----     -------       -------

BALANCES, SEPTEMBER 30, 1997                  2,944        422          6            97         216           741

    Net loss                                     --         --         --            --      (2,503)       (2,503)
    Foreign currency translation
      adjustment                                 --         --         --             7          --             7
    Common stock dividend                        --         --         --            --         (66)          (66)
    Capital contribution (waiver of
      interest expense by stockholder)           --         --        670            --          --           670
                                              -----       ----       ----          ----     -------       -------

BALANCES, JUNE 30, 1998                       2,944       $422       $676          $104     $(2,353)      $(1,151)
                                              =====       ====       ====          ====     =======       =======


The accompanying notes are an integral part of the combined financial statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

COMBINED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                                            NINE MONTHS
                                                   YEAR ENDED    YEAR ENDED    YEAR ENDED    ENDED JUNE   NINE MONTHS
                                                    SEPTEMBER     SEPTEMBER     SEPTEMBER      30, 1997    ENDED JUNE
                                                     30, 1995      30, 1996      30, 1997   (UNAUDITED)      30, 1998
                                                     --------      --------      --------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                 $   353       $ 1,058       $ 1,993       $ 4,482      $(2,503)
    Adjustments to reconcile net income (loss)
      to net cash provided by (used in)
      operating activities:
       Depreciation and amortization                      408           535           898           687        1,003
       Capital contribution - waiver of
         interest expense                                  --            --            --            --          670
       Foreign currency translation adjustment             (4)          (54)          152           217            1
       Deferred income taxes                              (52)           19           146            86         (391)
       Loss from sale of property and equipment             2           260            --            --          202
       Minority interest in loss of subsidiary             --            --            --            --         (106)
       Share of loss in equity investment                  --            --            --            --        5,310
       Changes in assets and liabilities that
         (used) provided cash:
              Accounts receivables                     (1,336)          337        (4,965)       (5,978)      (3,939)
              Prepaid expenses                            (93)           62             1          (867)        (427)
              Inventory                                   228          (360)       (1,854)        1,208        2,099
              Accounts payable                            300           504         2,493           (35)         596
              Accrued liabilities                       5,468        (1,238)          327           589        2,492
                                                      -------       -------       -------       -------      -------

                     Net cash provided by
                       (used in) operating
                       activities                       5,274         1,123          (809)          389        5,007
                                                      -------       -------       -------       -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of property and equipment                (650)       (1,963)       (3,494)       (1,067)      (4,313)
    Proceeds from sale of property and
      equipment                                             2            --             6             1           --
    Equity investments                                     --            --            --            --       (4,273)
    Notes payable to related party                       (506)          247         5,034         3,836        5,033
                                                      -------       -------       -------       -------      -------

       Net cash (used in) provided by
         investing activities                          (1,154)       (1,716)        1,546         2,770       (3,553)
                                                      -------       -------       -------       -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payment of dividends                                   --           (48)       (3,642)       (3,647)         (66)
    Net proceeds from bank line of credit                  --            --            35           151        1,037
                                                      -------       -------       -------       -------      -------

       Net cash (used in) provided by
         financing activities                              --           (48)       (3,607)       (3,496)         971
                                                      -------       -------       -------       -------      -------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                           4,120          (641)       (2,870)         (337)       2,425

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD                                                  118         4,238         3,597         3,597          727
                                                      -------       -------       -------       -------      -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD            $ 4,238       $ 3,597       $   727       $ 3,260      $ 3,152
                                                      =======       =======       =======       =======      =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
    Cash paid during the period for:
    Income taxes                                      $    45       $   304       $ 1,439       $ 1,439      $   252
                                                      =======       =======       =======       =======      =======
    Interest                                          $   145       $   166       $   171       $   144      $    21
                                                      =======       =======       =======       =======      =======

The accompanying notes are an integral part of the combined financial statements.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION


Reynard Engineering Group Limited (a United Kingdom ("UK") Corporation) was formed in 1994 to act as a holding company for its wholly-owned subsidiaries (the "Company"). At June 30, 1998 the Company had wholly-owned subsidiaries as follows: Reynard Racing Cars Limited, Reynard Manufacturing Limited, Rumfleet Limited and subsidiaries, Reynard Formula One Limited and Advantage CFD Limited and Reynard Composites Limited. The Company designs, manufactures and sells production racing cars, as well as providing various engineering and management services.


Reynard Racing Designs Limited (a UK Corporation) was formed in 1994 to hold the property rights and certain plant, property and equipment of Reynard Engineering Group Limited and its subsidiaries.


Reynard Special Vehicle Projects Limited (a UK Corporation) was formed in 1996 to design and manufacture vehicle components which do not bear the Reynard name.


Each of these companies is majority owned by Dr Adrian Reynard, his family and trusts beneficially owned by Dr Reynard. Other shareholders include an employee share ownership trust ("ESOT"), which holds shares for the benefit of employees including the other directors of Reynard Engineering Group Limited.


Since all entities described above have been, and are, related through common control, the preceding balance sheets as of September 30, 1996 and 1997 and June 30, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended September 30, 1995, 1996 and 1997 and the nine month periods ended June 30, 1997 (unaudited) and 1998 have been presented on a combined basis. All significant inter-company balances and transactions have been eliminated in combination.


In addition, the combined financial statements include the financial statements of Auto Research Center LLC, ("ARC") a 50% owned subsidiary.


NATURE OF OPERATIONS


The Company designs and manufactures production racing cars and other high performance speciality vehicles. Cars are sold for competition in the CART Fed Ex Championship Series, the Barber Dodge Pro Series and Formula Nippon Series.


Substantially all of the Company's revenues are derived from the sale of racing car chassis and related spare parts ("products") and the provision of services such as wind-tunnel testing and computer-aided design ("services") in the UK and United States.


INVENTORY. Inventory consists of finished goods, spare parts, work-in-process and raw materials which are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.


PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives which range from 4 to 25 years. Leasehold improvements are amortized over the life of the related leases.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


REVENUE RECOGNITION. Revenue derived from the sale of products are recognized at the time of shipment. Revenue derived from the providing of services are recognized as earned. Deposits received in advance are deferred until the shipment of products occur.


CASH AND CASH EQUIVALENTS. Cash and cash equivalents include investments with original maturities of three months or less at the date of original acquisition.


INVESTMENTS. The Company has a 20% ownership in Reynard Aviation, a joint venture with Virgin Airlines which was formed in January 1998. This investment is accounted for under the cost method by the Company as they do not have the ability to exercise significant influence over the operating and financial policies of Reynard Aviation.


The Company has a 15% ownership in British America Racing ("BAR"), a joint venture with British American Tobacco, through its subsidiary BAT (Westminster House) Ltd. and Mount Eagle, Inc. which was formed in November 1997. This investment is accounted for under the equity method by the Company as they have the ability to exercise significant influence over the operating and financial policies of BAR. The Company has guaranteed (on a joint and several basis) debt obligations available to BAR of approximately $13,342,000 at June 30, 1998.


FAIR VALUE OF FINANCIAL INSTRUMENTS. Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosures about the fair value of financial instruments whether or not such instruments are recognized on the balance sheet. Due to the short-term nature of the Company's financial instruments, other than debt, fair values are not materially different from their carrying values. Based on the borrowing rates available to the Company, the carrying value of debt approximated fair value prevailing market prices and rates as of September 30, 1996 and 1997 and June 30, 1998.


It is the policy of the Company not to enter into derivative financial instruments for speculative purposes. The Company does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts aggregated $5 million at September 30, 1997. There were no outstanding foreign currency forward exchange contracts at September 30, 1996 and June 30, 1998. The Company does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.


FOREIGN CURRENCY TRANSLATION. Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's combined statement of operations. The Company's functional currency is UK pounds sterling. The combined financial statements of the Company are translated into United States dollars as of the balance sheet date. All revenue and expense accounts are translated at a weighted - average of exchange rates in effect during the period. Translation adjustments are recorded as a separate component of stockholders' equity (deficit).

RESEARCH AND DEVELOPMENT. Research and development costs relating to present and future products are expensed as incurred. During the years ended September 30, 1995, 1996 and 1997, and the nine month period ended June 30, 1998 the Company incurred research and development costs of approximately $584,000, $1,793,000, $595,000 and $1,519,000 respectively.

EARNINGS (LOSS) PER SHARE. Earnings (loss) per share - basic and diluted are based on the weighted average number of common shares outstanding during the periods presented.


MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


liabilities and disclosure of contingent assets and liabilities at September 30, 1996 and 1997 and June 30, 1998 and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.


INTERIM INFORMATION (UNAUDITED). The accompanying unaudited interim combined financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.


RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. This Statement requires that all items that are required as components of comprehensive income be displayed in a financial statement. The Company has not determined the impact on the Company's combined financial statement disclosure. SFAS No. 130 is effective for the Company's combined financial statements for the year ending September 30, 1999.


In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued by the FASB. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about its reporting operating segments. The Company has not determined the impact on the Company's combined financial statement disclosure. SFAS No. 131 is effective for the Company's combined financial statements for the year ending September 30, 1999.


In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued by the FASB. SFAS No. 133 establishes standards for accounting for derivative instruments, including certain derivative instruments embedded in other contracts by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. The Company has not determined the impact on the Company's combined financial statements. SFAS No. 133 is effective for the Company's combined financial statements for the year ending September 30, 2000.


2.       ACCOUNTS RECEIVABLE

Accounts receivable consists of the following (in thousands):

                                                                        SEPTEMBER 30,   SEPTEMBER 30,       JUNE 30,
                                                                                 1996            1997           1998
                                                                                 ----            ----           ----
Trade receivables - gross                                                      $2,215          $6,415        $11,261
Allowance for trade receivables                                                  (174)           (110)        (1,002)
                                                                               ------          ------        -------
Trade receivables - net                                                         2,041           6,305         10,259
Value Added Taxes                                                                 437             729             --
Income taxes                                                                       --             333            343
Other                                                                               4              30            358
                                                                               ------          ------        -------
                                                                               $2,482          $7,397        $10,960
                                                                               ======          ======        =======

]

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


3.       INVENTORY

Inventory consists of the following (in thousands):

                                                                         SEPTEMBER 30,    SEPTEMBER 30,       JUNE 30,
                                                                                  1996             1997           1998
                                                                                  ----             ----           ----
Raw material and supplies                                                      $   593          $   742        $ 1,283
Work-in-process                                                                  1,166              957            554
Finished products and service parts                                              1,716            4,629          2,994
                                                                               -------          -------        -------
     Total                                                                     $ 3,475          $ 6,328        $ 4,831
Less allowance for obsolete inventory                                           (1,078)          (2,012)        (2,502)
                                                                               -------          -------        -------
                                                                               $ 2,397          $ 4,316        $ 2,329
                                                                               =======          =======        =======


4.       PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

                                                                        SEPTEMBER 30,   SEPTEMBER 30,       JUNE 30,
                                                                                 1996            1997           1998
                                                                                 ----            ----           ----
Equipment                                                                     $ 3,158         $ 4,270        $ 6,932
Vehicles                                                                          488             594            732
Furniture and fixtures                                                          1,222           1,513          3,940
Leasehold improvements                                                            166             222            268
Land                                                                              304           2,348          1,451
                                                                              -------         -------        -------
    Total                                                                       5,338           8,947         13,323
Less accumulated depreciation                                                  (2,313)         (3,253)        (4,322)
                                                                              -------         -------        -------
                                                                              $ 3,025         $ 5,694        $ 9,001
                                                                              =======         =======        =======


5.       BANK LINE OF CREDIT

The Company has an unsecured bank line of credit with National Westminster Bank PLC. Interest is charged at the bank's base rate plus 2% on the first $1,650,000 and the bank's base rate plus 6% thereafter (effective rate of 9.0% and 9.5% at September 30, 1997 and June 30, 1998, respectively) and is due on demand. At September 30, 1996, there were no amounts outstanding on the line of credit.

6.       OTHER ACCRUED LIABILITIES

Other accrued liabilities consists of the following (in thousands):

                                                                        SEPTEMBER 30,   SEPTEMBER 30,       JUNE 30,
                                                                                 1996            1997           1998
                                                                                 ----            ----           ----
Wages and salaries                                                             $  862          $1,292         $2,258
Payroll taxes                                                                     820             828            493
Project costs                                                                      --             566             --
Value Added Taxes                                                                                  --            212
Accrual for final payment of investment in BAR                                     --              --          1,502
Other                                                                             447             776            426
                                                                               ------          ------         ------
                                                                               $2,129          $3,462         $4,891
                                                                               ======          ======         ======

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


7.       COMMITMENTS AND CONTINGENCIES

The Company has entered into various non-cancellable operating leases with the Company's majority stockholder for office space and equipment which expire through 2003. Total rent expense for the years ended September 30, 1995, 1996 and 1997 was approximately $269,000, $229,000 and $229,000, respectively, and approximately $366,000 for the nine months ended June 30, 1998.

Approximate future minimum lease payments under non-cancellable operating leases are as follows:

                                                           (IN THOUSANDS)
       Year ending September 30:
       1999                                                        $  897
       2000                                                           897
       2001                                                           897
       2002                                                           897
       2003                                                           897
                                                                   ------
       Total                                                       $4,485
                                                                   ======

At June 30, 1998, the Company has committed to capital expenditures of approximately $1,800,000 for the construction of facilities and purchase of certain equipment.

The Company is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company's combined financial condition.


8.       MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

During the year ended September 30, 1996, the Company had three customers which accounted for approximately 78% of the Company's revenues. The aggregate trade receivable balances at September 30, 1996 in respect of these customers was approximately $937,000. During the year ended September 30, 1997, the Company had three customers which accounted for approximately 80% of the Company's revenues. The aggregate trade receivable balances at September 30, 1997 in respect of these customers was approximately $3,931,000. During the period ended June 30, 1998, the Company had one customer which accounted for approximately 16% of the Company's revenues. The aggregate trade receivables balance at June 30, 1998 in respect of this customer was approximately $4,523,000.

Revenues by geographic area are as follows (in thousands):

                                               Years Ended September 30,
                                   ---------------------------------------------------       Nine Months Ended
                                      1995                 1996                   1997         June 30, 1998
                                      ----                 ----                   ----       -----------------
UK                                 $ 1,258              $ 1,408                $14,497                 $14,453
United States                       17,315               24,724                 32,517                  35,889
Other                                3,080                2,767                  2,828                     421
                                   -------              -------                -------                 -------
                                   $21,653              $28,899                $49,842                 $50,763
                                   =======              =======                =======                 =======

9.       INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The tax effects of temporary differences giving rise to deferred tax assets (liabilities) are as follows (thousands):

                                                                        SEPTEMBER 30,   SEPTEMBER 30,       JUNE 30,
                                                                                 1996            1997           1998
                                                                                 ----            ----           ----
Deferred tax assets (liabilities):
    Depreciation                                                                $(134)          $(160)         $(133)
    Development costs                                                             210              91             98
    Inventory                                                                       6               5            264
    Other                                                                          --              --             98
                                                                                -----           -----          -----
       Total                                                                       82             (64)           327
    Current portion                                                               216              96            460
                                                                                -----           -----          -----
Non current portion                                                             $(134)          $(160)         $(133)
                                                                                =====           =====          =====


The provision for income taxes consists of the following (thousands):

                                                                                                         NINE MONTHS
                                                                           YEAR ENDED      YEAR ENDED          ENDED
                                                                        SEPTEMBER 30,   SEPTEMBER 30,       JUNE 30,
                                                                                 1996            1997           1998
                                                                                 ----          ----           ----
Current                                                                          $544          $  959         $2,025
Deferred (benefit)                                                                 19             146           (391)
                                                                                 ----          ------         ------
Total                                                                            $563          $1,105         $1,634
                                                                                 ====          ======         ======


The reconciliation of income tax expense computed at the UK statutory tax rate to the Companies' effective income tax rate is as follows (thousands):

                                                                           YEAR ENDED      YEAR ENDED    NINE MONTHS
                                                                            SEPTEMBER       SEPTEMBER     ENDED JUNE
                                                                             30, 1996        30, 1997       30, 1998
                                                                             --------        --------       --------
Tax at UK statutory rate                                                         $530          $1,044         $  (94)
Meals and entertainment                                                            13              16             15
Professional fees                                                                  12              19             18
Depreciation                                                                        8              26             49
Non deductible losses in equity investment                                         --              --          1,646
                                                                                 ----          ------          ------
Total                                                                            $563          $1,105         $1,634
                                                                                 ====          ======         ======

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


10.      RELATED PARTY TRANSACTIONS

As of June 30, 1998 the Company has approximately $1,045,000 due from BAR and had sales of approximately $978,000 to BAR during the nine months ended June 30, 1998.

During the nine months ended June 30, 1998 the Company sold products and spares to affiliated entities of ARC amounting to approximately $3,006,000 and $4,323,000 respectively. At June 30, 1998, the Company had approximately $319,000 due from these entities.

As of September 30, 1996 and 1997 and as of June 30, 1998, the Company owed Dr. Reynard $250,000, $5,246,000 and $10,418,000 respectively. These notes are secured by way of fixed and floating charges over the assets of the Company, bear interest at National Westminster Bank PLC's base rate plus 2-1/2% and are repayable on demand. For all periods presented, the Company has received a letter from Dr. Reynard in which he states that he does not expect to be paid or credited with interest on the money lent to date. For the nine months ended September 30, 1998, interest expense of approximately $670,000 has been recorded and treated as a contribution to additional paid-in capital.

As of September 30, 1997 the pension fund, of which Dr. Adrian Reynard is a beneficiary, owed the Company $165,000, which is included in accounts receivable.


11.      SUBSEQUENT EVENTS (UNAUDITED)

On September 2, 1998, Reynard Motorsport, Inc., ("RMI") a Delaware Corporation was formed to serve as a holding company for the Company ("the Reorganization"). The outstanding common stock of the Company is anticipated to be acquired in exchange for common stock in RMI.

In October 1998, RMI filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering (the "Offering").

In October 1998, the Company entered into an agreement to acquire all of the outstanding shares of stock of Princetown Holdings Limited, the sole owner of Gemini Transmissions Limited ("Gemini") for approximately $12,439,000 (including $660,000 deferred consideration payable at December 31, 2000). The Gemini acquisition is anticipated to close concurrently with the Offering and a portion of the proceeds from the Offering will be used to fund the Gemini acquisition. Gemini manufactures and assembles gearboxes, gearbox components, suspension components and other fabricated items for various automobile companies and motorsport teams, and is an industry leader in the design, manufacture and assembly of fuel efficient gearboxes.

                                  REYNARD MOTORSPORT, INC. AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS


In September 1998, the Board of Directors of the Company (the "Board") authorized, and the stockholders of the Company approved, a stock incentive plan for executive and key management employees of the Company, including a limited number of outside consultants and advisors, effective as of the completion of the Offering (the "Stock Option Plan"). Under the Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of the Company (as defined in the Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option
Plan). A maximum of shares of common stock will be subject to the Stock Option Plan. The purpose of the Stock Option Plan is to provide key employees (including officers and directors who are also key employees) and key non-employee consultants and advisors of the Company ("employees") with an increased incentive to make significant contribution to the long-term performance and growth of the Company.

On September 30, 1998 a stock option agreement was entered into with an officer of the Company granting such officer options to acquire 117,760 shares of the Company's Common Stock. The options were immediately vested and exerciseable at a weighted average exercise price of (pound)36.50. Compensation expense relating to such granting of options (representing the difference between the exercise price and the fair value of the Company's stock) is anticipated to be approximately $1.0 million which will be recorded on September 30, 1998.

INDEPENDENT AUDITOR'S REPORT


To the Director and Stockholder
Of Princetown Holdings Limited



We have audited the consolidated balance sheets of Princetown Holdings Limited and subsidiary (the "Group") as of August 31, 1997 and May 31, 1998, and the related consolidated statements of income, stockholder's deficit and cash flows for the year ended August 31, 1997 and the nine months ended May 31, 1998. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all materials respects, the financial position of the Group at August 31, 1997 and May 31, 1998 and the results of their operations and their cash flows for the year ended August 31, 1997 and the nine months ended May 31, 1998 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche
London, England


September 14, 1998

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY


CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                                             AUGUST 31,     MAY, 31,
                                                                                                   1997         1998
                                                                                                   ----         ----
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                    $   --       $   --
    Accounts receivable (net of allowance for doubtful accounts of
      $170,000 and $29,000 as of August 31, 1997 and May 31, 1998,
      respectively)                                                                                 498          555
    Deferred income taxes                                                                           268          351
    Inventory                                                                                     1,254        1,504
    Other current assets                                                                             40           23
                                                                                                 ------       ------
       Total current assets                                                                       2,060        2,433

PROPERTY AND EQUIPMENT - Net                                                                      2,993        3,554
                                                                                                 ------       ------
TOTAL ASSETS                                                                                     $5,053       $5,987
                                                                                                 ======       ======

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES

    Accounts payable                                                                             $  292       $  271
    Accrued liabilities                                                                             413          495
    Current portion of capital lease obligations                                                    510          614
    Current portion of long-term debt                                                               172          273
    Bank line of credit                                                                             221          205
    Loans payable - related parties                                                                  --        3,611
                                                                                                 ------       ------
       Total current liabilities                                                                  1,608        5,469

CAPITAL LEASE OBLIGATIONS (exclusive of current portion)                                            448          670
DEFERRED INCOME TAXES                                                                               126          262
LOANS PAYABLE - RELATED PARTIES                                                                   3,317           --
LONG-TERM DEBT (exclusive of current portion)                                                       325          281
COMMITMENTS AND CONTINGENCIES (Note 7)                                                               --           --
STOCKHOLDER'S DEFICIT
       Common stock $1 par value; 40,000 shares authorized; no shares issued and outstanding at August 31, 1997 and May 31, 1998;
         Bearer stock $1 par value; 10,000 shares authorized; 1 share
         issued and outstanding at August 31, 1997 and May 31, 1998                                  --           --
       Accumulated deficit                                                                         (737)        (646)
       Foreign currency translation adjustments                                                     (34)         (49)
                                                                                                 ------       ------
         Total stockholder's deficit                                                               (771)        (695)
                                                                                                 ------       ------
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT                                                      $5,053       $5,987
                                                                                                 ======       ======


The accompanying notes are an integral part of the consolidated financial statements.

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY



CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS)

                                                                                            NINE MONTHS
                                                                               YEAR ENDED     ENDED MAY   NINE MONTHS
                                                                               AUGUST 31,      31, 1997     ENDED MAY
                                                                                     1997   (UNAUDITED)      31, 1998
                                                                                     ----   -----------      --------
REVENUES
    Products                                                                       $3,157        $2,681        $2,194
    Other                                                                              19            19            47
                                                                                   ------        ------        ------
       Total                                                                        3,176         2,700         2,241

COST OF GOODS SOLD                                                                  1,426         1,136           890
                                                                                   ------        ------        ------
GROSS PROFIT                                                                        1,750         1,564         1,351

GENERAL AND ADMINISTRATIVE EXPENSES                                                 1,399           805           965
                                                                                   ------        ------        ------
INCOME FROM OPERATIONS                                                                351           759           386

INTEREST EXPENSE                                                                      144            89           240
                                                                                   ------        ------        ------
INCOME BEFORE TAXES ON INCOME                                                         207           670           146

INCOME TAX EXPENSE                                                                     70           168            55
                                                                                   ------        ------        ------
NET INCOME                                                                         $  137        $  502        $   91
                                                                                   ======        ======        ======


The accompanying notes are an integral part of the consolidated financial statements.

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY



CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
(IN THOUSANDS, EXCEPT SHARES)



                                                          COMMON STOCK                        FOREIGN
                                                      --------------------                   CURRENCY
                                                                             ACCUMULATED  TRANSLATION  STOCKHOLDER'S
                                                      SHARES        AMOUNT       DEFICIT  ADJUSTMENTS        DEFICIT
                                                      ------        ------       -------  -----------        -------
BALANCES, SEPTEMBER 1, 1996                                1        $   --        $(874)         $ --          $(874)
    Net income                                            --            --          137            --            137
    Foreign currency translation adjustment               --            --           --           (34)           (34)
                                                      ------        ------        -----          ----          -----

BALANCES, SEPTEMBER 1, 1997                                1            --         (737)          (34)          (771)
    Net income                                            --            --           91            --             91
    Foreign currency translation adjustment               --            --           --           (15)           (15)
                                                      ------        ------        -----          ----          -----

BALANCES, MAY 31, 1998                                     1        $   --        $(646)         $(49)         $(695)
                                                      ======        ======        =====          ====          =====


The accompanying notes are an integral part of the consolidated financial statements.

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY



CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)



                                                                                            NINE MONTHS
                                                                               YEAR ENDED     ENDED MAY   NINE MONTHS
                                                                               AUGUST 31,      31, 1997     ENDED MAY
                                                                                     1997   (UNAUDITED)      31, 1998
                                                                                     ----   -----------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                      $ 137         $ 502         $  91
    Adjustments to reconcile net income to net cash provided
      by operating activities:
       Depreciation and amortization                                                  611           343           463
       Deferred income taxes                                                           70           168            55
       Loss (gain) from disposal of property and equipment                              3            (1)          (29)
       Change in assets and liabilities that provided (used) cash
              Accounts receivable                                                     (75)         (539)          (48)
              Inventory                                                              (137)          (87)         (227)
              Other current assets                                                    (18)           14            18
              Accounts payable                                                        105           106           (27)
              Accrued liabilities                                                      54            50            75
                                                                                    -----         -----         -----
       Net cash provided by operating activities                                      750           556           371
                                                                                    -----         -----         -----

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of property and equipment                                            (510)         (440)         (140)
    Proceeds from disposal of property and equipment                                   84             1            46
                                                                                    -----         -----         -----
       Net cash used in investing activities                                         (426)         (439)          (94)
                                                                                    -----         -----         -----

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds (payments) from (on) notes payable to related                            117           (21)          232
      parties
    Proceeds (payments) from (on) other notes payable                                 435           (41)           50
    Payments on capital lease obligations                                            (968)         (116)         (539)
    Proceeds (payments) from bank line of credit                                       97            68           (16)
                                                                                    -----         -----         -----
       Net cash used in financing activities                                         (319)         (110)         (273)
                                                                                    -----         -----         -----

NET INCREASE IN CASH AND CASH EQUIVALENTS                                               5             7             4
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                       --            --            --
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                                (5)           (7)           (4)
                                                                                    =====         =====         =====
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                          $  --         $  --         $  --
                                                                                    =====         =====         =====

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period for:  Interest                                      $ 144         $  89         $ 123
                                                                                    =====         =====         =====
                                      Income taxes                                   None          None          None
                                                                                    =====         =====         =====

The accompanying notes are an integral part of the consolidated financial statements.

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS - Princetown Holdings Limited ("Princetown") and its wholly-owned subsidiary, Gemini Transmissions Limited ("Gemini") were incorporated in 1991. Princetown was incorporated in the British Virgin Islands and is a holding company for Gemini . Gemini was incorporated in the United Kingdom ("UK") and manufactures and assembles gearboxes and related components.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the financial statements of the Princetown and its wholly owned subsidiary, Gemini (collectively referred to as the "Company"). All significant inter-company balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS include investments with original maturities of three months or less at the date of original acquisition.

INVENTORY consists of gearboxes and parts and are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.

PROPERTY AND EQUIPMENT are stated at cost and are depreciated using accelerated methods over their estimated useful lives which range from five to seven years.

REVENUE RECOGNITION - Revenue is recognized at the time the products are shipped.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosures about the fair value of financial instruments whether or not such instruments are recognized on the balance sheet. Due to the short-term nature of the Company's financial instruments, other than debt, fair values are not materially different from their carrying values. Based on the borrowings rates available to the Company, the carrying value of debt approximated their fair value as of August 31, 1997 and May 31, 1998.

MANAGEMENT ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of August 31, 1997 and May 31, 1998 and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated financial statements.

FOREIGN CURRENCY TRANSLATION. Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's consolidated statement of income. The Company's functional currency is the UK pounds sterling. The consolidated financial statements of the Company are translated into United States dollars as of the balance sheet date. All revenue and expense accounts are translated at a weighted - average of exchange rates in effect during the period. Translation adjustments are recorded as a separate component of stockholder's equity.

INTERIM INFORMATION (UNAUDITED). The accompanying unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature.

MAJOR CUSTOMERS AND GEOGRAPHICAL INFORMATION. For the year ended August 31, 1997 and the nine months ended May 31, 1998, one customer accounted for 57.7% and 37.1%, respectively, of the Company's revenues. As of August 31, 1997 and May 31, 1998, $175,000 and $31,000, respectively, was receivable from such customer.

Revenues by geographic area are as follows (in thousands):

                              Year Ended            Nine Months Ended
                           August 31, 1997             May 31, 1998
                           ---------------             ------------
UK                                  $  931                   $  651
Europe                               2,062                    1,218
Other                                  183                      372
                                    ------                   ------
                                    $3,176                   $2,241
                                    ======                   ======

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.       PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

                                                                                          AUGUST 31,         MAY 31,
                                                                                                1997            1998
                                                                                                ----            ----
Plant and machinery                                                                          $ 5,240         $ 6,255
Fixtures and fittings                                                                             24              24
Motor vehicles                                                                                    31              32
Office equipment                                                                                 125             162
                                                                                             -------         -------
    Total cost                                                                                 5,420           6,473

    Less accumulated depreciation                                                             (2,427)         (2,919)
                                                                                             -------         -------
                                                                                             $ 2,993         $ 3,554
                                                                                             =======         =======


3.       ACCOUNTS RECEIVABLE

Accounts receivable consists of the following (in thousands):

                                                                                          AUGUST 31,         MAY 31,
                                                                                                1997            1998
                                                                                                ----            ----
Trade receivables - gross                                                                      $ 592           $584
Allowance for trade receivables                                                                 (170)           (29)
                                                                                               -----           ----
Trade receivables - net                                                                          422            555
Value Added Taxes                                                                                 75             --
Other                                                                                              1             --
                                                                                               -----           ----
                                                                                               $ 498           $555
                                                                                               =====           ====


4.       ACCRUED LIABILITIES

Accrued liabilities consists of the following (in thousands):

                                                                                          AUGUST 31,         MAY 31,
                                                                                                1997            1998
                                                                                                ----            ----
Payroll taxes                                                                                   $ 26            $ 35
Accrued rent                                                                                     379             460
Other                                                                                              8              --
                                                                                                ----            ----
                                                                                                $413            $495
                                                                                                ====            ====


5.       DEBT

BANK LINE OF CREDIT. As of May 31, 1998 and August 31, 1997, the Company had and secured via a fixed and floating charge over the assets of Gemini a bank line of credit with National Westminster Bank PLC. Advances against this line of credit are due on demand. Interest is charged at 3% above the bank's base rate (10.25% at May 31, 1998 and 10% at August 31, 1997) on amounts up to $165,000 and 6% above base rate on borrowings above this level.

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


LONG-TERM DEBT. The Company has equipment notes payable to a bank bearing interest at rates ranging from 5.5% to 9.0%. Future maturities are as follows (in thousands):

                                     Year Ended        Nine Months Ended
                                  August 31, 1997         May 31, 1998
                                  ---------------         ------------
1998                                        $ 199                  $  73
1999                                          190                    381
2000                                          192                    202
                                            -----                  -----
Total minimum obligations                     581                    656
Interest                                      (84)                  (102)
                                            -----                  -----
Total                                         497                    554
Current Portion                              (172)                  (273)
                                            -----                  -----
Non current portion                         $ 325                  $ 281
                                            -----                  -----


6.       RELATED PARTY TRANSACTIONS

Gemini rents factory premises on a month-by-month basis from an entity related to one of the Company's directors. Rental expense for the nine months ended May 31, 1998 was $74,000 ($98,000 for the year ended August 31, 1997).

Gemini receives loans from an entity related through certain common ownership and from one of the directors of Gemini. Loans payable to related parties as of May 31, 1998 were $3,611,000 ($3,317,000 at August 31, 1997). These loans are non-interest bearing and are due for repayment in 1999.

7.       COMMITMENT AND CONTINGENCIES


The primary property and equipment leased by the Company is plant & machinery.


Property acquired under capital leases consists of the following (in thousands):

                                       AUGUST 31,                MAY 31,
                                             1997                   1998
                                             ----                   ----

Plant and machinery                        $2,360                 $2,190
Motor vehicles                                 31                     32
                                           ------                 ------
    Total cost                              2,391                  2,222

    Less accumulated depreciation            (739)                  (555)
                                           ------                 ------
                                           $1,652                 $1,667
                                           ======                 ======

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Future minimum lease payments for the above assets under capital leases are as follows (in thousands):

                                                                NINE MONTHS
                                                YEAR ENDED            ENDED
                                                AUGUST 31,           MAY 31,
                                                      1997             1998
                                                      ----             ----
1998                                                $  598           $   --
1999                                                   335              700
2000                                                   159              461
2001                                                    11              311
                                                    ------           ------
    Total minimum obligations                        1,103            1,472

    Interest                                          (145)            (188)
                                                    ------           ------
    Present value of net minimum obligations           958            1,284

    Current portion                                   (510)            (614)
                                                    ------           ------
    Non current portion                             $  448           $  670
                                                    ======           ======


The Company is a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse affect on the Company's consolidated financial condition.

8.       INCOME TAXES


Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. In the nine months ended May 31, 1998 and the year ended August 31,1997 the income tax expense relates exclusively to the change in the deferred tax asset. There is no current income tax expense for the period due to the availability of tax loss carryforwards. At May 31, 1998 tax loss carryforwards were $1,671,000 ($1,274,000 at August 31, 1997).

                                      PRINCETOWN HOLDINGS LIMITED AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The tax effects of temporary differences giving rise to deferred tax assets (liabilities) are as follows (in thousands):

                                                                NINE MONTHS
                                                YEAR ENDED            ENDED
                                                AUGUST 31,           MAY 31,
                                                      1997             1998
                                                      ----             ----
Deferred tax assets (liabilities):
    Depreciation                                     $(126)           $(262)
    Tax loss carry forwards                            268              351
                                                     -----            -----
        Total                                          142               89
    Current portion                                    268              351
                                                     -----            -----
Non current portion                                  $(126)           $(262)
                                                     =====            =====


The provision for income taxes consists of the following (in thousands):

                                                                NINE MONTHS
                                                YEAR ENDED            ENDED
                                                AUGUST 31,           MAY 31,
                                                      1997             1998
                                                      ----             ----
Current                                                $--              $--
Deferred                                                70               55
                                                       ---              ---
Total                                                  $70              $55
                                                       ===              ===


9.       SUBSEQUENT EVENT (UNAUDITED)

In October 1998, the Company entered into an agreement to sell to Reynard Motorsport Ltd. (a wholly-owned subsidiary of Reynard Motorsport, Inc.) all of the outstanding shares of stock of Princetown Holdings Limited for approximately $12,439,000 cash, (including $660,000 in deferred consideration which is payable on December 31, 2000). The acquisition is anticipated to close concurrently with the initial public offering (the "Offering") of Reynard Motorsport, Inc. and a portion of the proceeds from the Offering will be used to fund the acquisition.

================================================================================
         Reynard has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if the prospectus is delivered to you after the prospectus date, or you buy the common stock after the prospectus date.


                   -----------------
                   TABLE OF CONTENTS
                   -----------------

                                                  PAGE

Prospectus Summary.............................
Risk Factors...................................
The Company....................................
Exchange Rate Information......................
Use of Proceeds................................
Dividend Policy................................
Dilution.......................................
Capitalization.................................
Selected Consolidated Financial and Operating
   Data........................................
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations..................................
Auto Racing Industry Overview..................
Business.......................................
Management.....................................
Principal and Selling Stockholders.............
Certain Transactions...........................
Description of Capital Stock...................
Shares Eligible for Future Sale................
Taxation.......................................
Underwriting...................................
Legal Matters..................................
Experts........................................
Additional Information.........................
Index to Financial Statements..................   F-1

              -----------------

         Until _________________, 1999 dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
================================================================================



================================================================================


                              ______________ Shares


                                     [Logo]



                            REYNARD MOTORSPORT, INC.


                                  Common Stock



                                   ----------

                                   PROSPECTUS

                                   ----------



                             NationsBanc Montgomery
                                 Securities LLC

                                Wheat First Union

                              Josephthal & Co. Inc.

                                __________, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an estimated statement of expenses payable in connection with the issuance and sale of the securities being registered, other than underwriting discounts and commissions:

         Securities and Exchange Commission Registration Fee          $15,985

         NASD Registration  Fee                                       $6,250

         New York Stock Exchange Listing Fee                          $175,000

         Accounting Fees and Expenses                                 $800,000

         Engraving Expenses                                           $27,000

         Printing Expenses                                            $200,000

         Blue Sky Filing Fees                                         $5,000

         Legal Fees and Expenses                                      $350,000

         Transfer Agent and Registrar Fees and Expenses               $25,000

         Miscellaneous                                                $45,765

         TOTAL                                                        $1,650,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under provisions of Reynard's Certificate of Incorporation and By-laws, each person who is or was a director or officer of Reynard shall be indemnified by Reynard as a matter of right to the full extent permitted by law. The effects of the Certificate of Incorporation, By-laws and General Corporation Law of Delaware are summarized as follows:

         (a) Under Delaware law, to the extent that such a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection with such action.

         (b) If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Reynard, and with respect to any criminal action, had no reason to believe his conduct was unlawful.

         (c) If unsuccessful in a defense of a suit brought by or in the right of Reynard, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Reynard except that if such a person is adjudged to be liable in a suit in the performance of his duty to Reynard, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnify for such expenses.

         (d) Reynard may not indemnify a person in respect of a proceeding described in (b) or (c) above unless it is determined that indemnification is permissible because the person has met the prescribed standard of conduct by any one of the following: (i) the Board of Directors, by a majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum of directors not parties to the proceeding cannot be obtained, or, if obtainable but the quorum so directs, by independent legal counsel selected by the Board of Directors or the committee thereof, or (iii) by the stockholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, Reynard has sold shares of its common stock. The following table sets forth the dates of sales, title and amounts of securities sold during the past three years by the Registrant:

    NUMBER OF SHARES          DATE OF SALE           AMOUNT OF           PRINCIPAL               EXEMPTION
    ----------------          ------------         CONSIDERATION        UNDERWRITER              ---------
                                                   -------------        -----------
    ________________        _________, 1998             N/A                None         4(2)--Share exchange in
                                                                                        connection with corporate
                                                                                        reorganization






ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

1.1     Form of Underwriting Agreement
2.1     Agreement for Sale of Princetown Holdings Limited dated October 26, 1998
3.1     Certificate of Incorporation of the Company filed September 2, 1998
3.2     Bylaws of the Company
4.1     Form of Common Stock Certificate (to be filed by amendment)
5.1     Form of Legal Opinion of Kegler, Brown, Hill & Ritter Co., L.P.A.
10.1    1998 Stock-Based Incentive Plan
10.2    Director's Stock Option Plan
10.3    Form of Employment Agreement to be entered into with executive officers
10.4    Stock Option Agreement with Alex Hawkridge dated September 30, 1998.
10.5    Paul Owens Agreement for Service as Composites Director
10.6    Adrian John Reynard Agreement for service as Chairman (overseas)
10.7    Adrian John Reynard Agreement for service as Managing Director
        (United Kingdom)
23.1    Consent of Deloitte & Touche
23.2    Consent of Kegler, Brown, Hill & Ritter Co., L.P.A.

24.1    Power of Attorney of the Company
27.1    Financial Data Schedule

(b)     Financial Statement Schedules
        None

ITEM 17.  UNDERTAKINGS.

         Reynard hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         Reynard hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it is declared effective.

         (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Reynard pursuant to the foregoing provisions, or otherwise, Reynard has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Reynard of expenses incurred or paid by a director, officer or controlling person of Reynard in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Reynard will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SCHEDULE II

                            REYNARD MOTORSPORT, INC.

                        VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995
                     AND THE NINE MONTHS ENDED JUNE 30, 1998
                                 (IN THOUSANDS)


                                               BALANCE AT BEGINNING    CHARGED TO COSTS      DEDUCTIONS         BALANCE AT
                 DESCRIPTION                         OF PERIOD           AND EXPENSES           (1)           END OF PERIOD
--------------------------------------         --------------------    ----------------       ---------       -------------
Allowance for doubtful accounts
   (deducted from accounts receivable)
     Nine Months Ended June 30, 1998                           $110                $982            $ 90              $1,002
     Year Ended September 30, 1997                              174                 (32)             32                 110
     Year Ended September 30, 1996                              328                  42             196                 174
     Year Ended September 30, 1995                              240                  91               3                 328

(1) Accounts deemed to be uncollectible.

                                               BALANCE AT BEGINNING    CHARGED TO COSTS                         BALANCE AT
                 DESCRIPTION                         OF PERIOD           AND EXPENSES        DEDUCTIONS       END OF PERIOD
--------------------------------------         --------------------    ----------------      ----------       -------------
Allowance for obsolete inventory
     Nine Months Ended June 30, 1998                         $2,012                $521             $31              $2,502
     Year Ended September 30, 1997                            1,078                 934              --               2,012
     Year Ended September 30, 1996                            1,164                 (86)             --               1,078
     Year Ended September 30, 1995                              333                 831              --               1,164

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of October, 1998.


                                   REYNARD MOTORSPORT, INC.


                                   By:/s/ Alex S. Hawkridge
                                      ------------------------------------------
                                      Alex S. Hawkridge, Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS: That the undersigned hereby appoints Alex S. Hawkridge, Adrian J. Reynard, Jack A. Bjerke and Amy M. Shepherd, and any of them, any of whom may act without the joinder of the others, as his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him, and in his stead, in his capacity as an officer or director, or both, of Reynard Motorsport, Inc., a Delaware corporation, to sign a Registration Statement on Form S-1 or other form registering under the Securities Act of 1933, as amended, its shares of common stock and any and all amendments thereto, including post-effective amendments to the Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on October 27, 1998 by the following persons in the capacities indicated:


SIGNATURE                                                          TITLE
---------                                                          -----
/s/ Alex S. Hawkridge                                Chief Executive Officer, Director
---------------------
Alex S. Hawkridge


/s/ John C. Gower                                    Chief Financial and Accounting Officer, Director
---------------------
John C. Gower


/s/ Adrian J. Reynard                                Chairman of the Board, Director
---------------------
Adrian J. Reynard


/s/ Richard J. Gorne                                 Vice President - Sales, Director
---------------------
Richard J. Gorne